UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2022

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ⌧ Form 40-F  ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ⌧
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ⌧

Quarterly Financial Information

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[105000] Management commentary

Management commentary

Mexico City, May 2, 2022 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the full year and fourth quarter of 2021. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2021 and 2020, in millions of Mexican pesos.

	2021	Margin	2020	Margin	Change
		%		%	%
Net sales	103,521.8	100.0	97,361.6	100.0	6.3
Operating segment income[1]	43,475.5	39.2	40,510.9	38.8	7.3
[1] The operating segment income margin is calculated as a percentage of segment net sales.

Net sales, increased by 6.3% to Ps.103,521.8 million in 2021 compared with Ps.97,361.6 million in 2020. This increased was due to revenue growth in the Content, Cable and Other Businesses segments. Operating segment income increased by 7.3%, translating into a 39.2% margin.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2021 and 2020, in millions of Mexican pesos:

	2021	Margin	2020	Margin	Change
		%		%	%
Net sales	103,521.8	100.0	97,361.6	100.0	6.3
Net income	7,354.8	7.1	302.8	0.3	n/a
Net income (loss) attributable to stockholders of the Company	6,055.8	5.8	(1,250.3)	(1.3)	n/a
Segment net sales	111,018.5	100.0	104,390.8	100.0	6.3
Operating segment income (1)	43,475.5	39.2	40,510.9	38.8	7.3
(1) The operating segment income margin is calculated as a percentage of segment net sales.

Net income or loss attributable to stockholders of the Company amounted to a net income of Ps.6,055.8 million for 2021, compared with a net loss of Ps.1,250.3 million for 2020. The favorable net change of Ps.7,306.1 million, reflected (i) a Ps.9,411.6 million favorable change in share of income or loss of associates and joint ventures, net; (ii) a Ps.2,655.1 million increase in income before depreciation and amortization; (iii) a Ps.2,154.3 million increase in other income, net; and (iv) a Ps.254.1 million decrease in net income attributable to non-controlling interests.

These favorable changes were partially offset by (i) a Ps.5,493.6 million increase in finance expense, net; (ii) a Ps.1,517.9 million increase in income taxes; and (iii) a Ps.157.5 million increase in depreciation and amortization.

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Disclosure of nature of business

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

Disclosure of management’s objectives and its strategies for meeting those objectives

We operate a Cable business and Sky, a DTH platform. We intend to continue strengthening our position in these businesses and growing by continuing to make additional investments, which could be substantial in size, while maintaining profitability and financial discipline.

We are the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish speaking content through several broadcast channels in Mexico, the United States and over 60 countries through TV networks, cable operators and over-the-top services. We intend to continue exploring potential ventures and business opportunities with TelevisaUnivision.

In addition, we intend to continue to analyze opportunities to expand our business by developing new business initiatives and/or through business acquisitions and investments. We also continue to evaluate strategic alternatives for our portfolio of non-core assets.

Disclosure of entity’s most significant resources, risks and relationships

We expect to fund our operating cash needs during 2022, other than cash needs in connection with any potential investments and acquisitions, through a combination of cash from operations and cash on hand. We intend to finance our potential investments or acquisitions in 2022 through available cash from operations, cash on hand, equity securities and/or the incurrence of debt, or a combination thereof. The amount of borrowings required to fund these cash needs in 2022 will depend upon the timing of such transactions and the timing of cash payments from advertisers under our advertising sales plan.

The investing public should consider the risks stated as follows, as well as the risks described in “Key Information-Risk Factors” in the Company’s 2021 Annual Report and Form 20-F, which are not the only risks and uncertainties faced by the Company. Risks and uncertainties unknown by the Company, as well as those that the Company currently considers as not relevant, could affect its operations and activities.

Risk Factors Related to the COVID-19 Pandemic:

•	COVID-19 Pandemic may have a material adverse effect on our business, financial position and results of operations.
•	We cannot predict what effects the COVID-19 relief plan recently announced by the Mexican Federal Government will have in our results of operations and the overall economy.

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Risk Factors Related with Political Developments:

•	Imposition of fines by regulators and other authorities could adversely affect our financial condition and results of operations
•	Social Security Law
•	Federal Labor Law
•	Mexican tax laws
•	Regulations of the General Health Law on advertising
•	Changes in U.S. tax law
•	Mexican Securities Market Law
•	Renewal or revocation of our concessions

Risk Factors Related to our Business:

•	Control of a stockholder
•	Measures for the prevention of the taking of control
•	Competition
•	Loss of transmission or loss of the use of satellite transponders
•	Incidents affecting our network and information systems or other technologies
•	Weaknesses in internal controls over financial reporting
•	Uncertainty in global financial markets
•	Currency fluctuations or the devaluation and depreciation of the Mexican peso
•	Renegotiation of the Trade Agreements or other changes in foreign policy by the new or currency presidential administration in the United States
•	Following the Consummation of the TelevisaUnivision Transaction, Our Continuing Operations Are Less Diversified, Primarily Focused On Our Cable, Sky and Other Businesses Segments
•	Inflation Rates and High Interest Rates in Mexico
•	Political events in Mexico

Risk Factors Related to Univision:

•	The Results of Operations of TelevisaUnivision May Affect Our Financial Performance and the Value of Our Investment in that Company
•	The Performance of TelevisaUnivision May Affect the Market Price of Our Shares and of Our CPOs or GDSs
•	Although We Have a Large Equity Interest in TelevisaUnivision, We Do Not Control TelevisaUnivision

COVID-19 Impact

For the quarter ended March 31, 2022, the financial crisis caused by the COVID-19 pandemic still had a negative effect on our business, financial position and results of operations and it is currently difficult to predict the degree of the impact in the future.

We cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that our access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand of our products across our segments as our clients and customers reduce or defer their spending.

Although vaccination efforts have continued, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined in every state of the country. Most non-essential economic activities are open, and there are some limitations in place with respect to capacity and hours of operation. Notwithstanding the foregoing, during the quarter ended March 31, 2022, this has affected, and is still affecting, the ability of our employees, suppliers and customers to conduct their functions and businesses in their typical manner.

As of the date of this report, given that it is considered an essential economic activity, we have continued operating our telecommunications business uninterrupted to continue benefiting the country with connectivity and information.

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In our Other Businesses segment, sporting and other entertainment events for which we have broadcast rights, or which we organize, promote and/or are located in venues we own, are operating with some restrictions and taking the corresponding sanitary measures, and to date all of our casinos have resumed operations with reduced capacity and hours of operation, with some casinos closing and reopening in regions with a higher number of COVID-19 cases, as mandated by the authorities. Local authorities may impose additional rules, including restrictions on capacity and operating hours, which may affect the results of our Other Businesses segment in the following months.

In addition, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect our operations.

The magnitude of the impact on our business will depend on the duration and extent of the COVID-19 pandemic and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, we are not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting our business, financial position and results of operations over the near, medium or long-term.

Disclosure of results of operations and prospects

The following table presents full year consolidated results ended December 31, 2021 and 2020, for each of our business segments, in millions of Mexican pesos.

Net Sales	2021	%	2020	%	Change %
Cable	48,020.9	43.3	45,367.1	43.5	5.8
Sky	22,026.6	19.8	22,134.7	21.2	(0.5)
Content	35,941.9	32.4	32,613.0	31.2	10.2
Other Businesses	5,029.1	4.5	4,276.0	4.1	17.6
Segment Net Sales	111,018.5	100.0	104,390.8	100.0	6.3
Intersegment Operations[1]	(7,496.7)		(7,252.5)
Net Sales	103,521.8		97,138.3		6.6
Disposed Operations[3]	-	n/a	223.3	n/a	n/a
Consolidated Net Sales	103,521.8		97,361.6		6.3

Operating Segment Income[2]	2021	Margin %	2020	Margin %	Change %
Cable	20,285.0	42.2	18,898.3	41.7	7.3
Sky	8,504.2	38.6	9,135.3	41.3	(6.9)
Content	13,779.0	38.3	12,360.8	37.9	11.5
Other Businesses	907.3	18.0	116.5	2.7	678.8
Operating Segment Income[2]	43,475.5	39.2	40,510.9	38.8	7.3
Corporate Expenses	(2,203.5)	(2.0)	(1,882.9)	(1.8)	(17.0)
Depreciation and Amortization	(21,418.3)	(20.7)	(21,260.8)	(21.8)	(0.7)
Other Income, net	2,388.0	2.3	233.7	0.2	n/a
Intersegment Operations[1]	(64.4)	(0.1)	(71.5)	(0.1)	9.9
Disposed Operations[3]	-	n/a	(4)	n/a	n/a
Operating Income	22,177.3	21.4	17,525.4	18.0	26.6
1.	For segment reporting purposes, intersegment operations are included in each of the segment operations.
2.	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.
3.
The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the year ended December 31, 2020.

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Fourth quarter results by business segment

The following table presents fourth quarter consolidated results ended December 31, 2021 and 2020, for each of our business segments. Fourth quarter consolidated results for 2021 and 2020 are presented in millions of Mexican pesos.

Net Sales	4Q’21%		4Q’20%		Change %
Cable	12,296.2	40.1	11,825.7	39.8	4.0
Sky	5,372.3	17.5	5,616.7	18.9	(4.4)
Content	11,559.3	37.7	11,111.5	37.4	4.0
Other Businesses	1,448.2	4.7	1,170.0	3.9	23.8
Segment Net Sales	30,676.0	100.0	29,723.9	100.0	3.2
Intersegment Operations[1]	(1,864.2)		(1,941.2)
Net Sales	28,811.8		27,782.7		3.7
Consolidated Net Sales	28,811.8		27,782.7		3.7

Operating Segment Income[2]	4Q’21	Margin %	4Q’20	Margin %	Change %
Cable	5,365.8	43.6	4,954.8	41.9	8.3
Sky	1,845.4	34.4	2,143.2	38.2	(13.9)
Content	5,443.7	47.1	5,371.4	48.3	1.3
Other Businesses	368.5	25.4	164.6	14.1	123.9
Operating Segment Income[2]	13,023.4	42.5	12,634.0	42.5	3.1
Corporate Expenses	(741.6)	(2.4)	(718.2)	(2.4)	(3.3)
Depreciation and Amortization	(5,676.6)	(19.7)	(5,639.3)	(20.3)	(0.7)
Other Income (Expense), net	3,233.5	11.2	(423.7)	(1.5)	n/a
Intersegment Operations[1]	(18.8)	(0.1)	(16.3)	(0.1)	(15.3)
Operating Income	9,819.9	34.1	5,836.5	21.0	68.4
1	For segment reporting purposes, intersegment operations are included in each of the segment operations.
2	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Cable

Total net additions for the quarter were over 217.8 thousand RGUs. Quarterly growth was mainly driven by 131.5 thousand voice net additions and 58.3 thousand broadband net additions. Video RGUs increased by 10.9 thousand, reverting the negative trend of the last five consecutive quarters.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2021 and 2020.

RGUs	4Q’21 Net Adds	2021 Net Adds	2021	2020
Video	10,931	(118,222)	4,166,460	4,284,682
Broadband	58,319	218,243	5,649,102	5,430,859
Voice	131,527	320,735	4,617,265	4,296,530
Mobile	17,072	80,536	156,051	75,515
Total RGUs	217,849	501,292	14,588,878	14,087,586

Fourth quarter sales increased by 4.0% to Ps.12,296.2 million compared with Ps.11,825.7 million in the fourth quarter of 2020 driven by solid RGU net additions in voice and broadband, and strong revenue performance in our Enterprise operations.

Full year sales increased by 5.8% to Ps.48,020.9 million compared with Ps.45,367.1 million in 2020. Total RGUs reached 14.6 million. Total net additions for the year were 501.3 thousand.

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Fourth quarter operating segment income increased by 8.3% to Ps.5,365.8 million compared with Ps. 4,954.8 million in the fourth quarter of 2020. The margin reached 43.6%.

Full year operating segment income increased by 7.3% to Ps.20,285.0 million compared with Ps.18,898.3 million in 2020. The margin reached 42.2%.

The following tables set forth the breakdown of revenues and operating segment income, excluding consolidation adjustments, for our MSO and Enterprise operations for the fourth quarter of 2021 and 2020, and for the full year of 2021 and 2020.

MSO Operations (1) Millions of Mexican pesos	2021	2020	Change %	4Q’21	4Q’20	Change %
Revenue	42,890.0	40,441.4	6.1	11,036.9	10,529.4	4.8
Operating Segment Income	18,387.5	17,091.4	7.6	4,846.1	4,471.4	8.4
Margin (%)	42.9	42.3		43.9	42.5

Enterprise Operations (1) Millions of Mexican pesos	2021	2020	Change %	4Q’21	4Q’20	Change %
Revenue	7,272.1	6,783.3	7.2	1,962.3	1,778.1	10.4
Operating Segment Income	2,535.3	2,388.3	6.2	703.5	645.8	8.9
Margin (%)	34.9	35.2		35.9	36.3
(1)
Full year results do not include the consolidation adjustments of Ps.2,141.2 million in revenues nor Ps.637.8 million in Operating Segment Income for 2021, neither the consolidation adjustments of Ps1,857.6 million in revenues nor Ps.581.4 million in Operating Segment Income for 2020. Likewise, fourth quarter results do not include the consolidation adjustments of Ps.703.0 million in revenues nor Ps.183.8 million in Operating Segment Income for fourth quarter 2021, neither the consolidation adjustments of Ps.481.8 million in revenues nor Ps.162.4 million in Operating Segment Income for fourth quarter 2020. Consolidation adjustments are considered in the consolidated results of the Cable segment.

Full year sales and operating segment income in our MSO operations increased by 6.1% and 7.6%, respectively, reaching a margin of 42.9%. Full year sales and operating segment income in our Enterprise Operations increased by 7.2% and 6.2%, respectively.

Sky

The number of net active subscribers decreased by 72.8 thousand during the quarter to 8.2 million as of December 31, 2021. Quarterly decline was mainly driven by 80.2 thousand video disconnections partially offseted by net additions in broadband and mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for Sky as of December 31, 2021 and 2020.

RGUs	4Q’21 Net Adds	2021 Net Adds	2021	2020
Video	(80,203)	(69,219)	7,408,075	7,477,294
Broadband	4,745	61,319	727,226	665,907
Voice	(48)	(291)	601	892
Mobile	2,711	30,266	30,266	n/a
Total RGUs	(72,795)	22,075	8,166,168	8,144,093

Fourth quarter sales decreased by 4.4% to Ps.5,372.3 million compared with Ps.5,616.7 million in the fourth quarter of 2020, mainly explained by lower recharges of Sky’s prepaid packages as children have returned to in-person classes and workers are going back to the office.

Full year sales were Ps.22,026.6 million, relatively flat compared with Ps.22,134.7 million in 2020.
Fourth quarter operating segment income decreased by 13.9% to Ps.1,845.4 million compared with Ps.2,143.2 million in the fourth quarter of 2020, driven by the amortization of certain sporting events, and the lower revenue. The margin was 34.4%.

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Full year operating segment income decreased by 6.9% to Ps.8,504.2 million compared with Ps.9,135.3 million in 2020, impacted by the amortization of certain sporting events that were cancelled in 2020 due to the COVID-19 pandemic. The margin was 38.6%.

Content

Fourth quarter sales increased by 4.0% to Ps.11,559.3 million compared with Ps.11,111.5 million in the fourth quarter of 2020.

Full year sales increased by 10.2% to Ps.35,941.9 million compared with Ps.32,613.0 million in 2020.

Millions of Mexican pesos	2021	%	2020	%	Change %
Advertising	19,162.0	53.3	16,349.8	50.1	17.2
Network Subscription	5,390.8	15.0	5,466.2	16.8	(1.4)
Licensing and Syndication	11,389.1	31.7	10,797.0	33.1	5.5
Net Sales	35,941.9		32,613.0		10.2

Advertising

Fourth quarter advertising sales were Ps.7,103.2 million, increasing by 7.2% compared with Ps.6,628.1 million in the fourth quarter of 2020 as most of our private sector clients are looking to position their brands, products and services in front of consumers.

Full year advertising sales increased by 17.2% as the economic rebound has been driving marketing activity and advertising spending across all major categories.

Forecasted advertising customer deposits for 2022 increased by 12.6%, representing the best upfront performance on Televisa’s history.

Network Subscription

Fourth quarter Network Subscription revenues were Ps.1,392.5 million, relatively flat compared with Ps.1,401.7 million in the fourth quarter of 2020.

Full year Network Subscription revenue decreased by 1.4% compared to 2020.

Licensing and Syndication

Fourth quarter Licensing and Syndication sales decreased by 0.6% to Ps.3,063.6 million from Ps.3,081.7 million in the fourth quarter of 2020. Royalties from Univision remained flat, reaching U.S.$110.0 million in the fourth quarter of 2021, notwithstanding the decrease of political ad spending compared to the same period of 2020. For the full year 2021 royalties from Univision increased by 10.1%, reaching an all-time-high of U.S.$417.8 million.

Fourth quarter operating segment income, increased by 1.3% to Ps.5,443.7 compared with Ps.5,371.4 million in the fourth quarter of 2020. The margin was 47.1%.

Full-year operating segment income increased by 11.5% to Ps.13,779.0 million compared with Ps. 12,360.8 million in 2020, while the margin was 40 bps higher than that of 2020, reaching 38.3%.

Other Businesses

Fourth quarter sales increased by 23.8% to Ps.1,448.2 million compared with Ps.1,170.0 million in the fourth quarter of 2020.

Full year sales increased by 17.6% to Ps.5,029.1 million compared with Ps.4,276.0 million in 2020.

Fourth quarter operating segment income increased by 123.9% to Ps.368.5 million compared with Ps.164.6 million in the fourth quarter of 2020.

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Full year operating segment income increased by 678.9% to Ps.907.3 million compared with Ps.116.5 million in 2020.

Corporate Expense

Corporate expense increased by Ps.320.6 million, or 17.0%, to Ps.2,203.5 million in 2021, from Ps.1,882.9 million in 2020. This increase is due to a higher employee profit sharing expense.  In addition, share-based compensation expense in 2021 and 2020, amounted to Ps.1,088.4 million and Ps.984.4 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees, and is recognized over the vesting period.

Other Income or Expense, Net

Other income, net, increased by Ps.2,154.3 million, to Ps.2,388.0 million in 2021, from Ps.233.7 million in 2020. This increase reflected primarily (i) a Ps.4,547.0 million pre-tax gain on disposition of our former 40% equity stake in Ocesa Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations primarily in Mexico, which sale was concluded in December 2021. This pre-tax gain was partially offset by (i) a higher expense related to a legal and financial advisory and professional services;(ii) accrued expense related to the TelevisaUnivision Transaction; (iii) surcharges resulting from payments made in 2021 by three companies in our Cable, Sky and Content segments for income taxes of prior years; (iv) an increase in impairment adjustments primarily in connection with goodwill, intangible assets and property and equipment in our Other Businesses segment; (v) a higher non-recurring severance expense in connection with dismissals of personnel in the Content and Cable segments; (vi) the absence in 2021 of a Ps.932.4 million pre-tax gain on disposition of our 50% equity stake in our former Radio business, which sale was concluded in July, 2020; and (vii) the absence in 2021 of a Ps.167.6 million one-time cash reimbursement in the second quarter of 2020, in connection with a legal outcome favorable to our former associate, Imagina Media Audiovisual, S.L.

The following table sets forth the breakdown of cash and non-cash other income (expense), net, stated in millions of Mexican pesos, for the years ended December 31, 2021 and 2020.

Other income (expense), net	2021	2020
Cash	2,811.0	197.9
Non-cash	(423.0)	35.8
Total	2,388.0	233.7

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2021 and 2020.

	2021	2020	Favorable (Unfavorable) change
Interest expense	(9,135.5)	(10,482.2)	1,346.7
Interest income	620.2	1,133.0	(512.8)
Foreign exchange (loss) gain, net	(2,050.1)	3,004.9	(5,055.0)
Other finance (expense) income, net	(1,183.2)	89.3	(1,272.5)
Finance expense, net	(11,748.6)	(6,255.0)	(5,493.6)

Finance expense, net, increased by Ps.5,493.6 million, or 87.8%, to Ps.11,748.6 million in 2021, from Ps.6,255.0 million in 2020.

This increase reflected:

(i)
a Ps.5,055.0 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 2.8% depreciation of the Mexican peso against the U.S. dollar for the year ended December 31, 2021, on a higher U.S. dollar average net liability position in 2021; compared with an average appreciation of the Mexican peso against the U.S. dollar during the year ended  December 31, 2020;

(ii)	a Ps.512.8 million decrease in interest income, primarily explained by a lower average amount of cash equivalents; and

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(iii)	a Ps.1,272.5 million unfavorable change in other finance income or expense, net, resulting primarily from changes in fair value of our derivative contracts.

These unfavorable variances were partially offset by a Ps.1,346.7 million decrease in interest expense, primarily due to a lower average principal amount of long-term debt in 2021.

Share of Income or Loss of Associates and Joint Ventures, Net

Share of income or loss of associates and joint ventures, net, changed by Ps.9,411.6 million, to a share of income of Ps.3,671.9 million in 2021, from a share of loss of Ps.5,739.7 million in 2020. This favorable change reflected mainly (i) the absence of a Ps.5,455.4 million impairment adjustment to the carrying value of our investment in shares of Univision Holdings, Inc. (“UHI”) as of March 31 of 2020; (ii) a reversal of a loss impairment made in the second half of 2021 in the amount of Ps.4,161.7 million, in connection with the impairment adjustment recognized in 2020 to the carrying amount of our investment in shares of Univision Holdings II, Inc. (“UH II”) (UHI through May 18, 2021); and (iii) a lower share of loss of OCEN, in which we mantained a 40% interest and disposed of in December, 2021, as discussed below.

Income Taxes

Income taxes increased by Ps.1,517.9 million, or 29.0%, to Ps.6,745.8 million in 2021, compared with Ps.5,227.9 million in 2020. This increase reflected mainly a higher effective income tax rate, primarily in connection with (i) an inflationary tax gain in some of our companies resulting primarily from a higher inflation in 2021 (7.4% in 2021 compared to 3.2% in 2020); (ii) additional income taxes from prior years paid by three of our companies, resulting from assessments made by the Mexican tax authority in the second and third quarters of 2021; (iii) a partial write-off of a deferred income tax asset recognized in 2014, as result of an assessment made by the Mexican tax authority in the first quarter of 2022; and (iv) income taxes paid in 2021 from gains on sales of shares and property among some of our companies in conjunction with reorganization activities contemplated by the Transaction Agreement entered into by Televisa and UHI in April 2021.

Net Income Attributable to Non-controlling Interests

Net income attributable to non-controlling interests decreased by Ps.254.1 million, or 16.4%, to Ps.1,299.0 million in 2021, compared with Ps.1,553.1 million in 2020. This decrease reflected primarily a lower portion of net income attributable to non-controlling interests in our Sky and Cable segments.

Financial position, liquidity and capital resources

Capital Expenditures

During 2021, we invested approximately U.S.$1,149.1 million in property, plant and equipment as capital expenditures. The following table sets forth the breakdown by segment of capital expenditures for 2021 and 2020.

Capital Expenditures Millions of U.S. Dollars	2021	2020
Cable	854.4	662.5
Sky	244.1	250.2
Content and Other Businesses	50.5	26.7
Total	1,149.1	939.4

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Closing of the Transaction with TelevisaUnivision

After receiving all required regulatory approvals, on January 31, 2022, Televisa and TelevisaUnivision, Inc. (“TelevisaUnivision”, formerly UH II) announced that the combination of the Group’s media, content and production assets with Univision was concluded on that date. As a result, in the first quarter of 2022, Televisa expects to (i) increase its cash and cash equivalents in the amount of approximately U.S.$3,220 million; (ii) increase its investment in common and preferred shares of TelevisaUnivision in the amount of U.S.$1,500 million; (iii) recognize a net gain on the disposal with Univision of its former Content business and other net assets in the consolidated statement of income for the first quarter of 2022; (iv) increase its share of income or loss in associates derived from a larger ownership in TelevisaUnivision; and (v) increase its consolidated finance income derived from returns from the investment in preferred shares issued by TelevisaUnivision. The expected results of this transaction will be partially offset in the consolidated statement of income for the first quarter of 2022, by a reduction in the consolidated operating income resulting primarily from the disposal of the former Content business. Also, beginning in the first quarter of 2022, Televisa will present the results of operations from the disposed businesses as discontinued operations in the consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022.

Disposal of OCEN

In December, 2021, Televisa announced the closing of the sale of the unconsolidated 40% equity participation in OCEN to Live Nation Entertainment, Inc. (“Live Nation”). Televisa received Ps.5,171.0 million for the equity interest in OCEN, and Live Nation held back and retained 7% of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing, in addition to certain customary closing adjustments.

Debt and Lease Liabilities

The following table sets forth the total debt and lease liabilities as of December 31, 2021 and 2020. Amounts are stated in millions of Mexican pesos.

	December 31, 2021	December 31, 2020	Increase (Decrease)
Current portion of long-term debt	4,106.4	617.0	3,489.4
Long-term debt, net of current portion	121,685.7	121,936.0	(250.3)
Total debt (1)	125,792.1	122,553.0	3,239.1
Current portion of long-term lease liabilities	1,478.4	1,277.7	200.7
Long-term lease liabilities, net of current portion	8,202.2	8,014.6	187.6
Total lease liabilities	9,680.6	9,292.3	388.3
Total debt and lease liabilities	135,472.7	131,845.3	3,627.4
(1)	As of December 31 of 2021 and 2020, total debt is presented net of finance costs in the amount of Ps.1,207.1million and Ps.1,324.3 million, respectively.

As of December 31, 2021, the consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, temporary investments and certain non-current investments in financial instruments) was Ps.105,219.9 million. The aggregate amount of non-current investments in financial instruments included in the consolidated net debt position as of December 31, 2021, amounted to Ps.4,462.9 million.

Shares Outstanding

As of December 31, 2021 and 2020, our shares outstanding amounted to 329,295.9 million and 325,992.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,814.5 million and 2,786.3 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2021 and 2020, the GDS (Global Depositary Shares) equivalents outstanding amounted to 562.9 million and 557.3 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Dividend

The Company’s Board of Directors approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares not in the form of a CPO. This dividend is subject to the approval of the Company’s stockholders.

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Internal control

The Company has an integral internal control system. The system is based on business, operating and administrative general policies, as well as the assignment of responsibilities and authorization capacities, in accordance with the nature and significance of identified risks affecting the Company.

The internal control system is currently being optimized and adjusted to international models and best corporate practices. This process includes the update and/or implementation of the following matters:

•
Control environment: issuance of senior management pronouncements in the areas of risks and internal control, the issuance of the Ethics Code, the communication and trainning on risk and control matters, and the update of the general model of responsibilities and capacities

•	Risk assessment: systematization of the process to identify, manage and control risks
•	Control Activities: coordination of internal control procedures and activities with supervisory processes

The governance body responsible for the authorization of the Company’s internal control system is the Board of Directors through the Audit Committee.

Disclosure of critical performance measures and indicators that management uses to evaluate entity’s performance against stated objectives

	2021	Margin	2020	Margin	Change
		%		%	%
Net sales	103,521.8	100.0	97,361.6	100.0	6.3
Net income	7,354.8	7.1	302.8	0.3	n/a
Net income (loss) attributable to stockholders of the Company	6,055.8	5.8	(1,250.3)	(1.3)	n/a
Segment net sales	111,018.5	100.0	104,390.8	100.0	6.3
Operating segment income (1)	43,475.5	39.2	40,510.9	38.8	7.3
(1)	The operating segment income margin is calculated as a percentage of segment net sales.

Net Sales	2021	%	2020	%	Change %
Cable	48,020.9	43.3	45,367.1	43.5	5.8
Sky	22,026.6	19.8	22,134.7	21.2	(0.5)
Content	35,941.9	32.4	32,613.0	31.2	10.2
Other Businesses	5,029.1	4.5	4,276.0	4.1	17.6
Segment Net Sales	111,018.5	100.0	104,390.8	100.0	6.3
Intersegment Operations[1]	(7,496.7)		(7,252.5)
Net Sales	103,521.8		97,138.3		6.6
Disposed Operations[3]	-	n/a	223.3	n/a	n/a
Consolidated Net Sales	103,521.8		97,361.6		6.3

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Operating Segment Income[2]	2021	Margin %	2020	Margin %	Change %
Cable	20,285.0	42.2	18,898.3	41.7	7.3
Sky	8,504.2	38.6	9,135.3	41.3	(6.9)
Content	13,779.0	38.3	12,360.8	37.9	11.5
Other Businesses	907.3	18.0	116.5	2.7	678.8
Operating Segment Income[2]	43,475.5	39.2	40,510.9	38.8	7.3
Corporate Expenses	(2,203.5)	(2.0)	(1,882.9)	(1.8)	(17.0)
Depreciation and Amortization	(21,418.3)	(20.7)	(21,260.8)	(21.8)	(0.7)
Other Income, net	2,388.0	2.3	233.7	0.2	n/a
Intersegment Operations[1]	(64.4)	(0.1)	(71.5)	(0.1)	9.9
Disposed Operations[3]	-	n/a	(4)	n/a	n/a
Operating Income	22,177.3	21.4	17,525.4	18.0	26.6
[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.
[3]
The sale of the Company’s Radio business was concluded on July 2nd, 2020. Accordingly, the net sales and the operating segment income associated with the Radio business, which was part of the Company’s Other Businesses segment, are presented separately as disposed operations for the year ended December 31, 2020.

Net Sales	4Q’21%		4Q’20%		Change %
Cable	12,296.2	40.1	11,825.7	39.8	4.0
Sky	5,372.3	17.5	5,616.7	18.9	(4.4)
Content	11,559.3	37.7	11,111.5	37.4	4.0
Other Businesses	1,448.2	4.7	1,170.0	3.9	23.8
Segment Net Sales	30,676.0	100.0	29,723.9	100.0	3.2
Intersegment Operations[1]	(1,864.2)		(1,941.2)
Net Sales	28,811.8		27,782.7		3.7
Consolidated Net Sales	28,811.8		27,782.7		3.7

Operating Segment Income[2]	4Q’21	Margin %	4Q’20	Margin %	Change %
Cable	5,365.8	43.6	4,954.8	41.9	8.3
Sky	1,845.4	34.4	2,143.2	38.2	(13.9)
Content	5,443.7	47.1	5,371.4	48.3	1.3
Other Businesses	368.5	25.4	164.6	14.1	123.9
Operating Segment Income[2]	13,023.4	42.5	12,634.0	42.5	3.1
Corporate Expenses	(741.6)	(2.4)	(718.2)	(2.4)	(3.3)
Depreciation and Amortization	(5,676.6)	(19.7)	(5,639.3)	(20.3)	(0.7)
Other Income (Expense), net	3,233.5	11.2	(423.7)	(1.5)	n/a
Intersegment Operations[1]	(18.8)	(0.1)	(16.3)	(0.1)	(15.3)
Operating Income	9,819.9	34.1	5,836.5	21.0	68.4
[1]	For segment reporting purposes, intersegment operations are included in each of the segment operations.
[2]	Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other income or expense, net.

Sustainability

During the fourth quarter, MSCI upgraded Televisa rating to BBB after being at B for a year. MSCI is a leading provider of critical decision support tools and services for the global investment community.

Also, for the fifth consecutive year, the Company has been selected as a member of the 2021 Dow Jones Sustainability MILA Pacific Alliance Index, which measures best-inclass companies among members of the S&P MILA Pacific Alliance Composite that fulfill certain sustainability criteria better than the majority of their peers within a given industry. In addition, Televisa was selected as one of only four Mexican companies in the 2021 Dow Jones Sustainability Emerging Markets Index. This year, Televisa’s Corporate Sustainability Assessment score increased, demonstrating the Company’s strong commitment to making sustainability an important component in the formulation of its business strategy. The Dow Jones Sustainability Indices are a family of best-in-class benchmarks for investors who recognize that sustainable business practices are critical to generating long-term shareholder value and wish to reflect their sustainability convictions in their investment portfolios.

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Throughout 2021, Televisa's many sustainability efforts continued to be recognized globally. For example, the Company was included in three FTSE4Good Index Series: FTSE4Good Emerging Markets, FTSE4Good Emerging Latin America, and FTSE4Good BIVA. Also, Televisa was selected as a constituent of the ESG index, launched by S&P, Dow Jones, and the Mexican Stock Exchange. Finally, Televisa was confirmed as a United Nations Global Compact signatory, the world's largest corporate sustainability initiative.

Additional Information Available on Website

The information in this management commentary should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2021, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

Disclaimer

This management commentary contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this management commentary should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this management commentary and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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[110000] General information about financial statements

Ticker:	TLEVISA
Period covered by financial statements:	2021-01-01 TO 2021-12-31
Date of end of reporting period:	2021-12-31
Name of reporting entity or other means of identification:	TLEVISA
Description of presentation currency:	MXN
Level of rounding used in financial statements:	THOUSANDS OF MEXICAN PESOS
Consolidated:	YES
Number of quarter:	4D
Type of issuer:	ICS
Explanation of change in name of reporting entity or other means of identification from end of preceding reporting period:
Description of nature of financial statements:

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of December 31, 2021 and December 31, 2020, and for the twelve months ended December 31, 2021 and 2020, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2021. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2021 did not have a significant impact in these interim un audited condensed consolidated financial statements.

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Name service provider external audit

KPMG Cárdenas Dosal, S.C.

Name of the partner signing opinion

C. P. C. Manuel Jiménez Lara

Type of opinion on the financial statements

Unmodified opinion

Date of opinion of the financial statements

March 31, 2022

Date assembly in which the financial statements were approved

2022-04-27

Follow-up of analysis

The financial institutions that perform financial analysis on the securities of Grupo Televisa, S.A.B., are as follows:

Institution:

   Actinver
   Banorte-IXE
   Barclays
   BBVA Bancomer
   Benchmark
   BTG Pactual
   BofA Securities
   Bradesco
   Credit Suisse
   GBM
   Goldman Sachs
   Itaú Securities
   Morgan Stanley
   Morningstar
   Nau Securities
   New Street
   Santander
   UBS
   Vector

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[210000] Statement of financial position, current/non-current

Concept	Close Current Quarter 2021-12-31	Close Previous Exercise 2020-12-31
Statement of financial position
Assets
Current assets
Cash and cash equivalents	25,828,215,000	29,058,093,000
Trade and other current receivables	28,581,358,000	25,312,941,000
Current tax assets, current	7,261,999,000	5,054,080,000
Other current financial assets	127,000	0
Current inventories	2,212,859,000	1,641,300,000
Current biological assets	0	0
Other current non-financial assets	(1)9,374,392,000	7,994,661,000
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	73,258,950,000	69,061,075,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	73,258,950,000	69,061,075,000
Non-current assets
Trade and other non-current receivables	385,060,000	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Other non-current financial assets	6,209,276,000	7,002,712,000
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	26,704,235,000	22,813,531,000
Property, plant and equipment	87,922,126,000	83,281,627,000
Investment property	0	0
Right-of-use assets that do not meet definition of investment property	7,604,567,000	7,212,165,000
Goodwill	14,036,657,000	14,113,626,000
Intangible assets other than goodwill	28,219,224,000	28,610,592,000
Deferred tax assets	33,173,148,000	27,999,693,000
Other non-current non-financial assets	(2)16,228,838,000	11,151,311,000
Total non-current assets	220,483,131,000	202,185,257,000
Total assets	293,742,081,000	271,246,332,000
Equity and liabilities
Liabilities
Current liabilities
Trade and other current payables	41,219,137,000	35,846,673,000
Current tax liabilities, current	7,680,800,000	2,013,648,000
Other current financial liabilities	6,290,096,000	4,568,599,000
Current lease liabilities	1,478,382,000	1,277,754,000
Other current non-financial liabilities	0	0
Current provisions
Current provisions for employee benefits	0	0
Other current provisions	1,107,000	2,992,000
Total current provisions	1,107,000	2,992,000
Total current liabilities other than liabilities included in disposal groups classified as held for sale	56,669,522,000	43,709,666,000
Liabilities included in disposal groups classified as held for sale	0	0
Total current liabilities	56,669,522,000	43,709,666,000
Non-current liabilities
Trade and other non-current payables	5,328,025,000	2,588,580,000
Current tax liabilities, non-current	104,825,000	767,115,000

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Concept	Close Current Quarter 2021-12-31	Close Previous Exercise 2020-12-31
Other non-current financial liabilities	121,709,508,000	123,395,251,000
Non-current lease liabilities	8,202,177,000	8,014,597,000
Other non-current non-financial liabilities	0	0
Non-current provisions
Non-current provisions for employee benefits	1,913,680,000	2,080,651,000
Other non-current provisions	1,079,671,000	965,128,000
Total non-current provisions	2,993,351,000	3,045,779,000
Deferred tax liabilities	2,210,609,000	1,786,311,000
Total non-current liabilities	140,548,495,000	139,597,633,000
Total liabilities	197,218,017,000	183,307,299,000
Equity
Issued capital	4,836,708,000	4,907,765,000
Share premium	15,889,819,000	15,889,819,000
Treasury shares	14,205,061,000	16,079,124,000
Retained earnings	88,218,188,000	84,280,397,000
Other reserves	(13,621,992,000)	(15,556,848,000)
Total equity attributable to owners of parent	81,117,662,000	73,442,009,000
Non-controlling interests	15,406,402,000	14,497,024,000
Total equity	96,524,064,000	87,939,033,000
Total equity and liabilities	293,742,081,000	271,246,332,000

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[310000] Statement of comprehensive income, profit or loss, by function of expense

Concept	Accumulated Current Year 2021-01-01 - 2021-12-31	Accumulated Previous Year 2020-01-01 - 2020-12-31	Quarter Current Year 2021-10-01 - 2021-12-31	Quarter Previous Year 2020-10-01 - 2020-12-31
Profit or loss
Profit (loss)
Revenue	103,521,823,000	97,361,634,000	28,811,825,000	27,782,661,000
Cost of sales	59,561,521,000	56,989,655,000	15,773,476,000	15,438,815,000
Gross profit	43,960,302,000	40,371,979,000	13,038,349,000	12,343,846,000
Distribution costs	10,460,246,000	10,366,582,000	2,723,301,000	2,797,947,000
Administrative expenses	13,710,793,000	12,713,657,000	3,728,629,000	3,285,666,000
Other income	2,388,008,000	233,628,000	3,233,519,000	0
Other expense	0	0	0	423,733,000
Profit (loss) from operating activities	22,177,271,000	17,525,368,000	9,819,938,000	5,836,500,000
Finance income	620,222,000	4,227,192,000	389,478,000	6,359,286,000
Finance costs	12,368,807,000	10,482,168,000	2,570,773,000	4,127,391,000
Share of profit (loss) of associates and joint ventures accounted for using equity method	3,671,877,000	(5,739,668,000)	1,490,611,000	(408,807,000)
Profit (loss) before tax	14,100,563,000	5,530,724,000	9,129,254,000	7,659,588,000
Tax income (expense)	6,745,778,000	5,227,900,000	4,937,865,000	4,082,115,000
Profit (loss) from continuing operations	7,354,785,000	302,824,000	4,191,389,000	3,577,473,000
Profit (loss) from discontinued operations	0	0	0	0
Profit (loss)	7,354,785,000	302,824,000	4,191,389,000	3,577,473,000
Profit (loss), attributable to
Profit (loss), attributable to owners of parent	6,055,826,000	(1,250,342,000)	3,697,936,000	3,312,309,000
Profit (loss), attributable to non-controlling interests	1,298,959,000	1,553,166,000	493,453,000	265,164,000
Earnings per share [text block]
Earnings per share
Earnings per share
Basic earnings per share
Basic earnings (loss) per share from continuing operations	2.17	(0.44)	1.32	1.17
Basic earnings (loss) per share from discontinued operations	0	0	0	0
Total basic earnings (loss) per share	(3)2.17	(0.44)	1.32	1.17
Diluted earnings per share
Diluted earnings (loss) per share from continuing operations	2.01	(0.41)	1.22	1.1
Diluted earnings (loss) per share from discontinued operations	0	0	0	0
Total diluted earnings (loss) per share	(4)2.01	(0.41)	1.22	1.1

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 [410000] Statement of comprehensive income, OCI components presented net of tax

Concept	Accumulated Current Year 2021-01-01 - 2021-12-31	Accumulated Previous Year 2020-01-01 - 2020-12-31	Quarter Current Year 2021-10-01 - 2021-12-31	Quarter Previous Year 2020-10-01 - 2020-12-31
Statement of comprehensive income
Profit (loss)	7,354,785,000	302,824,000	4,191,389,000	3,577,473,000
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	(100,154,000)	(16,142,728,000)	(1,401,909,000)	914,572,000
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	195,878,000	(241,019,000)	195,878,000	(241,019,000)
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	95,724,000	(16,383,747,000)	(1,206,031,000)	673,553,000
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	244,110,000	541,743,000	(161,093,000)	(643,363,000)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	244,110,000	541,743,000	(161,093,000)	(643,363,000)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	1,349,321,000	(959,101,000)	212,324,000	(344,950,000)
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	1,349,321,000	(959,101,000)	212,324,000	(344,950,000)
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options

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Concept	Accumulated Current Year 2021-01-01 - 2021-12-31	Accumulated Previous Year 2020-01-01 - 2020-12-31	Quarter Current Year 2021-10-01 - 2021-12-31	Quarter Previous Year 2020-10-01 - 2020-12-31
Gains (losses) on change in value of time value of options, net of tax	0	0	0	0
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	0	0	0	0
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Financial assets measured at fair value through other comprehensive income
Gains (losses) on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Reclassification adjustments on financial assets measured at fair value through other comprehensive income, net of tax	0	0	0	0
Amounts removed from equity and adjusted against fair value of financial assets on reclassification out of fair value through other comprehensive income measurement category, net of tax	0	0	0	0
Other comprehensive income, net of tax, financial assets measured at fair value through other comprehensive income	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	245,714,000	(61,033,000)	106,558,000	34,860,000
Total other comprehensive income that will be reclassified to profit or loss, net of tax	1,839,145,000	(478,391,000)	157,789,000	(953,453,000)
Total other comprehensive income	1,934,869,000	(16,862,138,000)	(1,048,242,000)	(279,900,000)
Total comprehensive income	9,289,654,000	(16,559,314,000)	3,143,147,000	3,297,573,000
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	7,990,682,000	(18,127,641,000)	2,673,808,000	3,141,503,000
Comprehensive income, attributable to non-controlling interests	1,298,972,000	1,568,327,000	469,339,000	156,070,000

21 of 98

[520000] Statement of cash flows, indirect method

Concept	Accumulated Current Year 2021-01-01 - 2021-12-31	Accumulated Previous Year 2020-01-01 - 2020-12-31
Statement of cash flows
Cash flows from (used in) operating activities
Profit (loss)	7,354,785,000	302,824,000
Adjustments to reconcile profit (loss)
+ Discontinued operations	0	0
+ Adjustments for income tax expense	6,745,778,000	5,227,900,000
+ (-) Adjustments for finance costs	0	0
+ Adjustments for depreciation and amortisation expense	21,418,369,000	21,260,787,000
+ Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	225,136,000	40,803,000
+ Adjustments for provisions	1,560,859,000	2,513,254,000
+ (-) Adjustments for unrealised foreign exchange losses (gains)	1,700,514,000	(2,596,198,000)
+ Adjustments for share-based payments	1,088,413,000	984,356,000
+ (-) Adjustments for fair value losses (gains)	1,183,180,000	(89,323,000)
- Adjustments for undistributed profits of associates	0	0
+ (-) Adjustments for losses (gains) on disposal of non-current assets	(279,593,000)	(74,175,000)
+ Share of income of associates and joint ventures	(3,671,877,000)	5,739,668,000
+ (-) Adjustments for decrease (increase) in inventories	(6,620,795,000)	(576,277,000)
+ (-) Adjustments for decrease (increase) in trade accounts receivable	(2,024,974,000)	634,108,000
+ (-) Adjustments for decrease (increase) in other operating receivables	(2,863,863,000)	(2,863,355,000)
+ (-) Adjustments for increase (decrease) in trade accounts payable	850,760,000	1,065,101,000
+ (-) Adjustments for increase (decrease) in other operating payables	6,861,117,000	415,203,000
+ Other adjustments for non-cash items	0	0
+ Other adjustments for which cash effects are investing or financing cash flow	(4,547,029,000)	(932,449,000)
+ Straight-line rent adjustment	0	0
+ Amortization of lease fees	0	0
+ Setting property values	0	0
+ (-) Other adjustments to reconcile profit (loss)	329,144,000	380,863,000
+ (-) Total adjustments to reconcile profit (loss)	21,955,139,000	31,130,266,000
Net cash flows from (used in) operations	29,309,924,000	31,433,090,000
- Dividends paid	0	0
+ Dividends received	0	0
- Interest paid	(9,135,531,000)	(10,482,168,000)
+ Interest received	(60,174,000)	(72,861,000)
+ (-) Income taxes refund (paid)	9,166,602,000	8,681,478,000
+ (-) Other inflows (outflows) of cash	0	0
Net cash flows from (used in) operating activities	29,218,679,000	33,160,919,000
Cash flows from (used in) investing activities
+ Cash flows from losing control of subsidiaries or other businesses	10,000,000	0
- Cash flows used in obtaining control of subsidiaries or other businesses	0	0
+ Other cash receipts from sales of equity or debt instruments of other entities	0	0
- Other cash payments to acquire equity or debt instruments of other entities	0	0
+ Other cash receipts from sales of interests in joint ventures	0	0
- Other cash payments to acquire interests in joint ventures	0	0
+ Proceeds from sales of property, plant and equipment	672,424,000	1,520,417,000
- Purchase of property, plant and equipment	23,267,847,000	20,131,738,000
+ Proceeds from sales of intangible assets	0	0
- Purchase of intangible assets	1,899,464,000	1,235,177,000
+ Proceeds from sales of other long-term assets	0	0
- Purchase of other long-term assets	0	0

22 of 98

Concept	Accumulated Current Year 2021-01-01 - 2021-12-31	Accumulated Previous Year 2020-01-01 - 2020-12-31
+ Proceeds from government grants	0	0
- Cash advances and loans made to other parties	0	0
+ Cash receipts from repayment of advances and loans made to other parties	0	0
- Cash payments for futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Cash receipts from futures contracts, forward contracts, option contracts and swap contracts	0	0
+ Dividends received	0	0
- Interest paid	0	0
+ Interest received	0	0
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	5,745,182,000	4,498,139,000
Net cash flows from (used in) investing activities	(18,739,705,000)	(15,348,359,000)
Cash flows from (used in) financing activities
+ Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
- Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	1,324,063,000
+ Proceeds from issuing shares	0	0
+ Proceeds from issuing other equity instruments	0	0
- Payments to acquire or redeem entity's shares	328,500,000	392,597,000
- Payments of other equity instruments	0	0
+ Proceeds from borrowings	2,650,000,000	0
- Repayments of borrowings	1,992,489,000	3,242,489,000
- Payments of finance lease liabilities	646,527,000	668,277,000
- Payments of lease liabilities	1,082,226,000	953,771,000
+ Proceeds from government grants	0	0
- Dividends paid	1,053,392,000	0
- Interest paid	8,258,243,000	9,455,387,000
+ (-) Income taxes refund (paid)	0	0
+ (-) Other inflows (outflows) of cash	(3,021,015,000)	(158,632,000)
Net cash flows from (used in) financing activities	(13,732,392,000)	(16,195,216,000)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	(3,253,418,000)	1,617,344,000
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	23,540,000	(11,516,000)
Net increase (decrease) in cash and cash equivalents	(3,229,878,000)	1,605,828,000
Cash and cash equivalents at beginning of period	29,058,093,000	27,452,265,000
Cash and cash equivalents at end of period	25,828,215,000	29,058,093,000

23 of 98

[610000] Statement of changes in equity - Accumulated Current

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	16,079,124,000	84,280,397,000	0	1,804,327,000	(1,340,854,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	6,055,826,000	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	235,787,000	1,349,321,000	0	0
Total comprehensive income	0	0	0	6,055,826,000	0	235,787,000	1,349,321,000	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	1,053,392,000	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	(71,057,000)	0	(1,581,347,000)	(1,510,290,000)	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	(292,716,000)	445,647,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	(71,057,000)	0	(1,874,063,000)	3,937,791,000	0	235,787,000	1,349,321,000	0	0
Equity at end of period	4,836,708,000	15,889,819,000	14,205,061,000	88,218,188,000	0	2,040,114,000	8,467,000	0	0

24 of 98

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	(14,940,039,000)	0	0	(943,834,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(100,154,000)	0	0	204,188,000	0	0	0
Total comprehensive income	0	0	(100,154,000)	0	0	204,188,000	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(100,154,000)	0	0	204,188,000	0	0	0
Equity at end of period	0	0	(15,040,193,000)	0	0	(739,646,000)	0	0	0

25 of 98

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(136,448,000)	(15,556,848,000)	73,442,009,000	14,497,024,000	87,939,033,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	6,055,826,000	1,298,959,000	7,354,785,000
Other comprehensive income	0	0	0	245,714,000	1,934,856,000	1,934,856,000	13,000	1,934,869,000
Total comprehensive income	0	0	0	245,714,000	1,934,856,000	7,990,682,000	1,298,972,000	9,289,654,000
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	1,053,392,000	405,928,000	1,459,320,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	16,334,000	16,334,000
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	738,363,000	0	738,363,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	245,714,000	1,934,856,000	7,675,653,000	909,378,000	8,585,031,000
Equity at end of period	0	0	0	109,266,000	(13,621,992,000)	81,117,662,000	15,406,402,000	96,524,064,000

26 of 98

[610000] Statement of changes in equity - Accumulated Previous

	Components of equity
Sheet 1 of 3	Issued capital	Share premium	Treasury shares	Retained earnings	Revaluation surplus	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	4,907,765,000	15,889,819,000	14,018,847,000	82,652,278,000	0	1,280,541,000	(381,753,000)	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(1,250,342,000)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	523,786,000	(959,101,000)	0	0
Total comprehensive income	0	0	0	(1,250,342,000)	0	523,786,000	(959,101,000)	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	147,975,000	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	2,060,277,000	2,730,486,000	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	2,060,277,000	1,628,119,000	0	523,786,000	(959,101,000)	0	0
Equity at end of period	4,907,765,000	15,889,819,000	16,079,124,000	84,280,397,000	0	1,804,327,000	(1,340,854,000)	0	0

27 of 98

	Components of equity
Sheet 2 of 3	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Reserve of remeasurements of defined benefit plans	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability
Statement of changes in equity
Equity at beginning of period	0	0	1,202,689,000	0	0	(705,611,000)	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	(16,142,728,000)	0	0	(238,223,000)	0	0	0
Total comprehensive income	0	0	(16,142,728,000)	0	0	(238,223,000)	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	(16,142,728,000)	0	0	(238,223,000)	0	0	0
Equity at end of period	0	0	(14,940,039,000)	0	0	(943,834,000)	0	0	0

28 of 98

	Components of equity
Sheet 3 of 3	Reserve for catastrophe	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	0	(75,415,000)	1,320,451,000	90,751,466,000	14,873,767,000	105,625,233,000
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	(1,250,342,000)	1,553,166,000	302,824,000
Other comprehensive income	0	0	0	(61,033,000)	(16,877,299,000)	(16,877,299,000)	15,161,000	(16,862,138,000)
Total comprehensive income	0	0	0	(61,033,000)	(16,877,299,000)	(18,127,641,000)	1,568,327,000	(16,559,314,000)
Issue of equity	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	1,653,173,000	1,653,173,000
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	147,975,000	0	147,975,000
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	(291,897,000)	(291,897,000)
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	670,209,000	0	670,209,000
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	(61,033,000)	(16,877,299,000)	(17,309,457,000)	(376,743,000)	(17,686,200,000)
Equity at end of period	0	0	0	(136,448,000)	(15,556,848,000)	73,442,009,000	14,497,024,000	87,939,033,000

29 of 98

[700000] Informative data about the Statement of financial position

Concept	Close Current Quarter 2021-12-31	Close Previous Exercise 2020-12-31
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,423,549,000	2,459,154,000
Restatement of capital stock	2,413,159,000	2,448,611,000
Plan assets for pensions and seniority premiums	1,312,596,000	1,240,864,000
Number of executives	69	72
Number of employees	46,717	43,215
Number of workers	0	0
Outstanding shares	329,295,860,166	325,992,461,925
Repurchased shares	22,838,175,672	31,314,809,877
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

30 of 98

[700002] Informative data about the Income statement

Concept	Accumulated Current Year 2021-01-01 - 2021-12-31	Accumulated Previous Year 2020-01-01 - 2020-12-31	Quarter Current Year 2021-10-01 - 2021-12-31	Quarter Previous Year 2020-10-01 - 2020-12-31
Informative data of the Income Statement
Operating depreciation and amortization	21,418,369,000	21,260,787,000	5,676,556,000	5,639,288,000

31 of 98

[700003] Informative data - Income statement for 12 months

Concept	Current Year 2021-01-01 - 2021-12-31	Previous Year 2020-01-01 - 2020-12-31
Informative data - Income Statement for 12 months
Revenue	103,521,823,000	97,361,634,000
Profit (loss) from operating activities	22,177,271,000	17,525,368,000
Profit (loss)	7,354,785,000	302,824,000
Profit (loss), attributable to owners of parent	6,055,826,000	(1,250,342,000)
Operating depreciation and amortization	21,418,369,000	21,260,787,000

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[800001] Breakdown of credits

Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
BANORTE1	NO	2015-05-15	2022-04-30	TIIE+1.0		610,116,000
HSBC 2	NO	2016-03-08	2023-03-08	7.13			625,000,000
SCOTIABANK INVERLAT 3	NO	2016-03-08	2023-03-08	7			375,000,000
SCOTIABANK INVERLAT 4	NO	2021-12-03	2026-12-03	8.13 y TIIE+.90						2,650,000,000
BANCO SANTANDER 5	NO	2017-11-23	2022-11-22	TIIE+1.25		1,498,350,000
HSBC 6	NO	2017-11-23	2022-10-21	TIIE+1.30		1,997,966,000
SCOTIABANK INVERLAT 7	NO	2017-12-07	2023-02-03	TIIE+1.30			2,496,613,000
SYNDICATED CREDIT FACILITIES 8	NO	2019-06-05	2024-06-28	TIIE+1.05				9,946,554,000
TOTAL					0	4,106,432,000	3,496,613,000	9,946,554,000	0	2,650,000,000	0	0	0	0	0	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	4,106,432,000	3,496,613,000	9,946,554,000	0	2,650,000,000	0	0	0	0	0	0
Stock market
Listed on stock exchange - unsecured
SENIOR NOTES 1	YES	2007-05-09	2037-05-11	8.93						4,488,822,000
SENIOR NOTES 2	YES	2013-05-14	2043-05-14	7.62						6,449,277,000
NOTES 3	NO	2017-10-09	2027-09-27	8.79						4,486,238,000
SENIOR NOTES 4	YES	2005-03-18	2025-03-18	6.97											12,177,355,000
SENIOR NOTES 5	YES	2002-03-11	2032-03-11	8.94												6,132,826,000
SENIOR NOTES 6	YES	2009-11-23	2040-01-16	6.97												12,187,745,000
SENIOR NOTES 7	YES	2014-05-13	2045-05-15	5.26												20,107,046,000
SENIOR NOTES 8	YES	2015-11-24	2026-01-30	4.86												6,131,473,000
SENIOR NOTES 9	YES	2015-11-24	2046-01-31	6.44												18,338,293,000
SENIOR NOTES 10	YES	2019-05-21	2049-05-24	5.52												15,093,468,000
TOTAL					0	0	0	0	0	15,424,337,000	0	0	0	0	12,177,355,000	77,990,851,000
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	15,424,337,000	0	0	0	0	12,177,355,000	[5]77,990,851,000
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost

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Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Denomination
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
SUPPLIERS 1	NO	2021-12-31	2022-12-31			14,350,352,000						3,659,688,000
TRANSMISSION RIGHTS 2	NO	2012-07-05	2026-12-29			1,423,048,000	760,439,000	457,402,000	233,794,000	1,153,659,000		3,441,253,000	769,849,000	626,975,000	480,157,000	845,750,000
TOTAL					0	15,773,400,000	760,439,000	457,402,000	233,794,000	1,153,659,000	0	7,100,941,000	769,849,000	626,975,000	480,157,000	845,750,000
Total suppliers
TOTAL					0	15,773,400,000	760,439,000	457,402,000	233,794,000	1,153,659,000	0	7,100,941,000	769,849,000	626,975,000	480,157,000	845,750,000
Other current and non-current liabilities
Other current and non-current liabilities
DERIVATIVE FINANCIAL INSTRUMENTS 1						149,087,000	23,798,000
TOTAL					0	149,087,000	23,798,000	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	149,087,000	23,798,000	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					0	20,028,919,000	4,280,850,000	10,403,956,000	233,794,000	19,227,996,000	0	7,100,941,000	769,849,000	626,975,000	12,657,512,000	78,836,601,000

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[800003] Annex - Monetary foreign currency position

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	831,806,000	17,054,601,000	18,781,000	385,069,000	17,439,670,000
Non-current monetary assets	0	0	0	0	0
Total monetary assets	831,806,000	17,054,601,000	18,781,000	385,069,000	17,439,670,000
Liabilities position
Current liabilities	496,459,000	10,178,948,000	1,658,000	33,994,000	10,212,942,000
Non-current liabilities	4,718,692,000	96,747,814,000	0	0	96,747,814,000
Total liabilities	5,215,151,000	106,926,762,000	1,658,000	33,994,000	106,960,756,000
Net monetary assets (liabilities)	(4,383,345,000)	(89,872,161,000)	17,123,000	351,075,000	[6] (89,521,086,000)

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[800005] Annex - Distribution of income by product

	Income type
	National income	Export income	Income of subsidiaries abroad	Total income
CONTENT:
CONTENT:	0	0	0	0
TELEVISA
CONTENT – ADVERTISING	18,925,794,000	236,248,000	0	19,162,042,000
CONTENT - NETWORK SUBSCRIPTION REVENUE	4,525,815,000	864,952,000	0	5,390,767,000
CONTENT - LICENSING AND SYNDICATION	1,781,380,000	9,607,729,000	0	11,389,109,000
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):
SKY (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
SKY, VETV, BLUE TO GO, BLUE TELECOMM
SKY - DTH BROADCAST SATELLITE TV	19,210,652,000	0	1,514,377,000	20,725,029,000
SKY - PAY PER VIEW	56,883,000	0	11,167,000	68,050,000
SKY - ADVERTISING	1,233,537,000	0	0	1,233,537,000
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):
CABLE (INCLUDES LEASING OF SET-TOP EQUIPMENT):	0	0	0	0
IZZI, IZZI GO
CABLE - DIGITAL TV SERVICE	15,883,520,000	0	0	15,883,520,000
CABLE - BROADBAND SERVICES	18,648,098,000	0	0	18,648,098,000
CABLE - SERVICE INSTALLATION	504,325,000	0	0	504,325,000
CABLE - ADVERTISING	1,971,853,000	0	0	1,971,853,000
CABLE - TELEPHONY	4,977,671,000	0	0	4,977,671,000
CABLE - OTHER INCOME	94,565,000	0	0	94,565,000
BESTEL, METRORED
CABLE - ENTERPRISE OPERATIONS	5,699,425,000	0	241,472,000	5,940,897,000
OTROS NEGOCIOS:
OTHER BUSINESSES:	0	0	0	0
TV Y NOVELAS, VANIDADES, TU,COSMOPOLITAN, COCINA FÁCIL,CARAS, HARPER´S BAZAR, NATIONAL GEOGRAPHIC, ESQUIRE,MUY INTERESANTE
PUBLISHING - MAGAZINE CIRCULATION	335,968,000	0	0	335,968,000
PUBLISHING - ADVERTISING	143,622,000	0	0	143,622,000
PUBLISHING - OTHER INCOME	5,191,000	0	0	5,191,000
VIDEOCINE, PANTELION
DISTRIBUTION, RENTALS AND SALE OF MOVIE RIGHTS	694,138,000	0	159,194,000	853,332,000
CLUB DE FÚTBOL AMÉRICA, ESTADIO AZTECA
SPECIAL EVENTS AND SHOW PROMOTION	1,658,928,000	71,661,000	0	1,730,589,000
PLAY CITY
GAMING	1,673,911,000	0	0	1,673,911,000
AMERICAN CARS, VOLKSWAGEN COLLECTION, CASA DE MUÑECAS, GUÍA DE BIENESTAR, SELECCIONES, DC COMICS, MARVEL NOVELAS GRÁFICAS
PUBLISHING DISTRIBUTION	286,454,000	0	0	286,454,000
INTERSEGMENT ELIMINATIONS
INTERSEGMENT ELIMINATIONS	(7,496,707,000)	0	0	(7,496,707,000)
TOTAL	90,815,023,000	10,780,590,000	1,926,210,000	103,521,823,000

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[800007] Annex - Financial derivative instruments

Management discussion about the policy uses of financial derivative instruments, explaining if these policies are allowed just for coverage or for other uses like trading

EXHIBIT 1
TO THE ELECTRONIC FORM TITLED “PREPARATION, FILING, DELIVERY AND DISCLOSURE OF QUARTERLY ECONOMIC, ACCOUNTING AND ADMINISTRATIVE INFORMATION BY ISSUERS”
III. QUALITATIVE AND QUANTITATIVE INFORMATION
i. Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes. The discussion must include a general description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party. If applicable, provide information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
Management’s discussion of the policies concerning the use of financial derivative instruments, and explanation as to whether such policies permit the use of said instruments solely for hedging or also for trading or other purposes.
In accordance with the policies and procedures implemented by the Vice President of Finance and Risk and the Vice President and Corporate Controller, along with the Vice President of Internal Audit, the Company has entered into certain financial derivative transactions for hedging purposes in both the Mexican and international markets so as to manage its exposure to the market risks associated with the changes in interest and foreign exchange rates and inflation. In addition, the Company’s Investments Committee has established guidelines for the investment in structured notes or deposits associated with other derivatives, which by their nature may be considered as derivative transactions for trading purposes. It should be noted that in the fourth quarter of 2021, no such financial derivatives were outstanding. Pursuant to the provisions of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), certain financial derivative transactions originally intended to serve as a hedge and in effect as of December 31, 2021, are not within the scope of hedge accounting as specified in such Standards and, consequently, are recognized in the accounting based on the provisions included in the aforementioned Standards.
General description of the objectives sought in the execution of financial derivative transactions; the relevant instruments; the hedging or trading strategies implemented in connection therewith; the relevant trading markets; the eligible counterparties; the policies for the appointment of calculation or valuation agents; the principal terms and conditions of the relevant contracts; the policies as to margins, collateral and lines of credit; the authorization process and levels of authorization required by type of transaction (e.g., full hedging, partial hedging, speculation), stating whether the transactions were previously approved by the committee(s) responsible for the development of corporate and auditing practices; the internal control procedures applicable to the management of the market and liquidity risks associated with the positions; and the existence of an independent third party responsible for the review of such procedures and, as the case may be, the observations raised or deficiencies identified by such third party.
The Company’s principal objective when entering into financial derivative transactions is to mitigate the effects of unforeseen changes in interest and foreign exchange rates and inflation, so as to reduce the volatility in its results and cash flows as a result of such changes.

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The Company monitors its exposure to the interest rate risk by: (i) assessing the difference between the interest rates applicable to its debt and temporary investments, and the prevailing market rates for similar instruments; (ii) reviewing its cash flow requirements and financial ratios (interest coverage); (iii) assessing the actual and budgeted-for trends in the principal markets; and (iv) assessing the prevailing industry practices and other similar companies. This approach enables the Company to determine the optimum mix between fixed- and variable-rate interest for its debt.
Foreign exchange risk is monitored by assessing the Company’s monetary position in U.S. dollars and its budgeted cash flow requirements for investments anticipated to be denominated in U.S. dollars and the service of its U.S. dollar-denominated debt.
Financial derivative transactions are reported from time to time to the Audit Committee.
The Company has entered into master derivatives agreements with both domestic and foreign financial institutions, that are internationally recognized institutions with which the Company, from time to time, has entered into financial transactions involving corporate and investment banking, as well as treasury services. The form agreement used in connection with financial derivatives transactions with foreign financial institutions is the Master Agreement published by the International Swaps and Derivatives Association, Inc. (“ISDA”) and with local institutions is the Master Agreement published by ISDA and in some instances, using the form agreement ISDAmex. In both cases, the main terms and conditions are standard for these types of transactions and include mechanisms for the appointment of calculation or valuation agents.
In addition, the Company enters into standard guaranty agreements that set forth the margins, collateral and lines of credit applicable in each instance. These agreements establish the credit limits granted by the financial institutions with whom the Company enters into master financial derivative agreements, which specify the margin implications in the case of potential negative changes in the market value of its open financial derivative positions. Pursuant to the agreements entered into by the Company, financial institutions are entitled to make margin calls if certain thresholds are exceeded. In the event of a change in the credit rating issued to the Company by a recognized credit rating agency, the credit limit granted by each counterparty would be modified.
As of the date hereof, the Company has never experienced a margin call with respect to its financial derivative transactions.
In compliance with its risk management objectives and hedging strategies, the Company generally utilizes the following financial derivative transactions:
1.	Cross-currency interest rate swaps (i.e., coupon swaps);
2.	Interest rate and inflation-indexed swaps;
3.	Cross-currency principal and interest rate swaps;
4.	Swaptions;
5.	Forward exchange rate contracts;
6.	FX options;
7.	Interest Rate Caps and Floors contracts;
8.	Fixed-price contracts for the acquisition of government securities (i.e., Treasury locks); and
9.	Credit Default Swaps.
The strategies for the acquisition of financial derivatives transactions are approved by the Risk Management Committee in accordance with the Policies and Objectives for the Use of Financial Derivatives.
During the quarter from October to December 2021, there were no defaults or margin calls under the aforementioned financial derivative transactions.
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The Company monitors on a weekly basis the flows generated by the fair market value of and the potential for margin calls under its open financial derivative transactions. The calculation or valuation agent designated in the relevant Master Agreement, which is always the counterparty, issues monthly reports as to the fair market value of the Company’s open positions.
The Risk Management area is responsible for measuring, at least once a month, the Company’s exposure to the financial market risks associated with its financings and investments, and for submitting a report with respect to the Company’s risk position and the valuation of its financial derivatives to the Finance Committee on a monthly basis, and to the Risk Management Committee on a quarterly basis. The Company monitors the credit rating assigned to its counterparties in its outstanding financial derivative transactions on a regular basis.
The office of the Comptroller is responsible for the validation of the Company’s accounting records as related to its financial derivative transactions, based upon the confirmations received from the relevant financial intermediaries, and for obtaining from such intermediaries, on a monthly basis, confirmations or account statements supporting the market valuation of its open financial derivative positions.
As a part of the yearly audit on the Company, the aforementioned procedures are reviewed by the Company’s external auditors. As of the date hereof, the Company’s auditors have not raised any observation or identified any deficiency therein.
Information concerning the composition of the overall risk management committee, its operating rules, and the existence of an overall risk management manual.
The Company has a Risk Management Committee, which is responsible for monitoring the Company’s risk management activities and approving the hedging strategies used to mitigate the financial market risks to which the Company is exposed. The assessment and hedging of the financial market risks are subject to the policies and procedures applicable to the Company’s Risk Management Committee, the Finance and Risk Management areas and the Comptroller that form the Risk Management Manual of the Company. In general terms, the Risk Management Committee is comprised of members of the Corporate Management, Corporate Comptroller, Tax Control and Advice, Information to the Stock Exchange, Finance and Risk, Legal, Administration and Finance, Financial Planning and Corporate Finance areas.

General description about valuation techniques, standing out the instruments valuated at cost or fair value, just like methods and valuation techniques

ii. General description of the valuation methods, indicating whether the instruments are valued at cost or at their fair value pursuant to the applicable accounting principles, the relevant reference valuation methods and techniques, and the events taken into consideration. Describe the policies for and frequency of the valuation, as well as the actions taken in light of the values obtained therefrom. Clarify whether the valuation is performed by an independent third party, and indicate if such third party is the structurer, seller or counterparty of the financial instrument. As with respect to financial derivative transactions for hedging purposes, explain the method used to determine the effectiveness thereof and indicate the level of coverage provided thereby.
The Company values its financial derivative instruments based upon the standard models and calculators provided by recognized market makers. In addition, the Company uses the relevant market variables available from online sources. The financial derivative instruments are valued at a reasonable value pursuant to the applicable accounting provisions.
In the majority of cases, the valuation at a reasonable value is carried out on a monthly basis based on valuations of the counterparties and the verification of such reasonable value with internal valuations prepared by the Risk Management area of the Company. Accounting wise, the valuation of the counterparty is registered.
The Company performs its valuations without the participation of any independent third party.
The method used by the Company to determine the effectiveness of an instrument depends on the hedging strategy and on whether the relevant transaction is intended as a fair-value hedge or a cash-flow hedge. The Company’s methods take into consideration the prospective cash flows generated by or the changes in the fair value of the financial derivative, and the cash flows generated by or the changes in the fair value of the underlying position that it seeks to hedge to determine, in each case, the hedging ratio.

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Management discussion about internal and external sources of liquidity that could be used for attending requirements related to financial derivate instruments

iii. Management’s discussion of the internal and external sources of liquidity that could be used to satisfy the Company’s requirements in connection with its financial derivatives.
As of the date hereof, the Company’s management has not discussed internal and external sources of liquidity so as to satisfy its requirements in connection with its financial derivatives since, based upon the aggregate amount of the Company’s financial derivative transactions, management is of the opinion that the Company’s significant positions of cash, cash equivalents and temporary investments, and the substantial cash flows generated by the Company, would enable the Company to respond adequately to any such requirements.

Changes and management explanation in principal risk exposures identified, as contingencies and events known by the administration that could affect future reports

iv. Explanation as to any change in the issuer’s exposure to the principal risks identified thereby and in their management, and any contingency or event known to or anticipated by the issuer’s management, which could affect any future report. Description of any circumstance or event, such as any change in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Issuer to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the issuer’s results or cash flows. Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
Changes in the Company’s exposure to the principal risks identified thereby and in their management, and contingencies or events known to or anticipated by the Company’s management, which could affect any future report.
Since a significant portion of the Company’s debt and costs are denominated in U.S. dollars, while its revenues are primarily denominated in Mexican pesos, depreciation in the value of the Mexican peso against the U.S. dollar and any future depreciation could have a negative effect on the Company’s results due to exchange rate losses. However, the significant amount of U.S. dollars in the Company’s treasury, and the hedging strategies adopted by the Company in recent years, have enabled it to avoid significant foreign exchange losses.
Circumstances or events, such as changes in the value of the underlying assets or reference variables, resulting in a financial derivative being used other than as originally intended, or substantially altering its structure, or resulting in the partial or total loss of the hedge, thereby forcing the Company to assume new obligations, commitments or changes in its cash flows in a manner that affects its liquidity (e.g., margin calls). Description of the impact of such financial derivative transactions on the Company’s results or cash flows.
As of the date hereof, no circumstance or event of a financial derivative transaction, resulted in a partial or total loss of the relevant hedge requiring that the Company assume new obligations, commitments or variations in its cash flow such that its liquidity is affected.
Description and number of financial derivatives maturing during the quarter, any closed positions and, if applicable, number and amount of margin calls experienced during the quarter. Disclosure as to any default under the relevant contracts.
1.
During the relevant quarter, forwards through which the Company hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $101,497,500.00 (One hundred one million four hundred ninety seven   thousand five hundred U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $173,973,615.37 (One hundred seventy three million nine hundred seventy three thousand six hundred fifteen Mexican pesos 37/100) was incurred in the quarter.

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2.
During the relevant quarter, forwards through which Televisión Internacional, S.A. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $18,935,000.00 (Eighteen million nine hundred thirty five thousand U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $33,833,211.50 (Thirty three million eight hundred thirty three thousand two hundred eleven Mexican pesos 50/100) was incurred in the quarter.

3.
During the relevant quarter, forwards through which Empresas Cablevisión, S.A.B. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $20,755,000.00 (Twenty million seven hundred fifty five thousand U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $34,475,617.40 (Thirty four million four hundred seventy five thousand six hundred seventeen Mexican pesos 40/100) was incurred in the quarter.

4.
During the relevant quarter, forwards through which Corporación Novavisión S. de R.L. de C.V. hedged against a possible Mexican Peso depreciation with a notional amount of U.S. $45,000,000.00 (Forty five million U.S. Dollars 00/100), expired. As a result of this hedge, a loss of MXN $97,957,500.00 (Ninety seven million nine hundred fifty seven thousand five hundred Mexican pesos 00/100) was incurred in the quarter.

During the relevant quarter there were no defaults or margin calls under financial derivative transactions.

Quantitative information for disclosure

v. Quantitative Information. Attached hereto as “Table 1” is a summary of the financial derivative instruments purchased by Grupo Televisa, S.A.B, Empresas Cablevisión S.A.B. de C.V., Televisión Internacional, S.A. de C.V., and Corporación Novavisión S. de R.L. de C.V. whose aggregate fair value represents or could represent one of the reference percentages set forth in Section III (v) of the Official Communication.
IV. SENSITIVITY ANALYSIS
Considering that the Company has entered into financial derivative transactions for hedging purposes, and given the low amount of the financial derivative instruments that proved ineffective as a hedge, the Company has determined that such transactions are not material and, accordingly, the sensitivity analysis referred to in Section IV of the Official Communication is not applicable.
In those cases where the derivative instruments of the Company are for hedging purposes, for a material amount and where the effectiveness measures were sufficient, the measures are justified when the standard deviation of the changes in cash flow as a result of changes in the variables of exchange rate and interest rates of the derivative instruments used jointly with the underlying position is lower than the standard deviation of the changes in cash flow of the underlying position valued in pesos and the effective measures are defined by the correlation coefficient between both positions for the effective measures to be sufficient.

 TABLE 1
GRUPO TELEVISA, S.A.B.
Summary of Financial Derivative Instruments as of
December 31, 2021
(In thousands of Mexican pesos and/or U.S. dollars, as indicated)

Type of Derivative, Securities or Contract	Purpose (e.g., hedging, trading or other)	Notional Amount/Face Value	Value of the Underlying Asset / Reference Variable		Fair Value			Collateral/ Lines of Credit/ Securities Pledged
			Current Quarter (5)	Previous Quarter (6)	Current Quarter Dr (Cr) (5)	Previous Quarter Dr (Cr) (6)	Maturing per Year
Interest Rate Swap (1)	Hedging	Ps.2,000,000	TIIE 28 days / 7.3275%	TIIE 28 days / 7.3275%	(9,749)	(30,647)	Monthly interest 2022	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.1,500,000	TIIE 28 days / 7.3500%	TIIE 28 days / 7.3500%	(7,243)	(24,175)	Monthly interest 2022	Does not exist (7)

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Interest Rate Swap (1)	Hedging	Ps.2,500,000	TIIE 28 days / 7.7485%	TIIE 28 days / 7.7485%	(23,798)	(59,514)	Monthly interest 2022-2023	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.10,000,000	TIIE 28 days / 6.7620%	TIIE 28 days / 6.7620%	133,197	(41,624)	Monthly interest 2022-2024	Does not exist (7)
Interest Rate Swap (1)	Hedging	Ps.9,385,347	TIIE 28 days / 6.0246%	TIIE 28 days / 6.0246%	(2,943)	(36,852)	Monthly interest 2022	Does not exist (7)
Forward (1)	Hedging	U.S.$67,125/ Ps.1,419,243	U.S.$67,125 / Ps.1,419,243	U.S.$67,125 / Ps.1,419,243	(35,524)	(13,908)	Semi-annual interest 2022	Does not exist (7)
Forward (1)	Hedging	-	-	U.S.$44,687/ Ps.1,004,151	-	(76,842)	Semi-annual interest 2021	Does not exist (7)
Forward (1)	Hedging	U.S.$57,620/ Ps.1,244,171	U.S.$57,620 / Ps.1,244,171	U.S.$114,430 / Ps.2,511,224	(56,496)	(124,277)	2022	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.87,600	TIIE 28 days / 5.585%	TIIE 28 days / 5.585%	127	(62)	Monthly Interest 2022	Does not exist (7)
Interest Rate Swap (2)	Hedging	Ps.522,804	TIIE 28 days / 7.2663%	TIIE 28 days / 7.2663%	(2,015)	(5,493)	Monthly Interest 2022	Does not exist (7)
Forward (2)	Hedging	U.S.$12,600/ Ps.270,136	U.S.$12,600 / Ps.270,136	U.S.$31,535 / Ps.695,050	(10,057)	(37,784)	2022	Does not exist (7)
Forward (3)	Hedging	U.S.$13,820/ Ps.296,235	U.S.$13,820 / Ps.296,235	U.S.$34,575 / Ps.759,383	(11,006)	(37,243)	2022	Does not exist (7)
Forward (4)	Hedging	U.S.$15,000/ Ps.324,000	U.S.$15,000 / Ps.324,000	U.S.$15,000 / Ps.324,000	(14,054)	(8,425)	2022	Does not exist (7)
Forward (4)	Hedging	-	-	U.S.$45,000 / Ps.1,026,352	-	(91,932)	2021	Does not exist (7)
				Total	(39,561)	(588,778)

(1)	Acquired by Grupo Televisa, S.A.B.
(2)	Acquired by Televisión Internacional, S.A. de C.V.
(3)	Acquired by Empresas Cablevisión, S.A.B. de C.V.
(4)	Acquired by Corporación Novavisión S. de R.L. de C.V.
(5)	The aggregate amount of the derivatives reflected in the consolidated statement of financial position of Grupo Televisa, S.A.B. as of December 31, 2021, is as follows:

Other financial assets	Ps.	127
Other non-current financial assets		133,197
Other financial liabilities		(149,087)
Other non-current financial liabilities		(23,798)
	Ps.	(39,561)

(6)	Information as of September 30, 2021.
(7)	Applies only to implicit financing in the ISDA ancillary agreements identified as “Credit Support Annex”.

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[800100] Notes - Subclassifications of assets, liabilities and equities

Concept	Close Current Quarter 2021-12-31	Close Previous Exercise 2020-12-31
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	53,176,000	1,081,511,000
Balances with banks	1,127,641,000	4,013,099,000
Total cash	1,180,817,000	5,094,610,000
Cash equivalents
Short-term deposits, classified as cash equivalents	24,647,398,000	23,963,483,000
Short-term investments, classified as cash equivalents	0	0
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	24,647,398,000	23,963,483,000
Other cash and cash equivalents	0	0
Total cash and cash equivalents	25,828,215,000	29,058,093,000
Trade and other current receivables
Current trade receivables	13,093,011,000	12,343,797,000
Current receivables due from related parties	874,852,000	786,952,000
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	3,031,233,000	3,175,011,000
Total current prepayments	3,031,233,000	3,175,011,000
Current receivables from taxes other than income tax	9,417,978,000	6,829,294,000
Current value added tax receivables	9,337,972,000	6,783,231,000
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	2,164,284,000	2,177,887,000
Total trade and other current receivables	28,581,358,000	25,312,941,000
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished goods	0	0
Current spare parts	0	0
Property intended for sale in ordinary course of business	0	0
Other current inventories	2,212,859,000	1,641,300,000
Total current inventories	2,212,859,000	1,641,300,000
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	385,060,000	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0

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Concept	Close Current Quarter 2021-12-31	Close Previous Exercise 2020-12-31
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	385,060,000	0
Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	817,793,000	719,195,000
Investments in associates	25,886,442,000	22,094,336,000
Total investments in subsidiaries, joint ventures and associates	26,704,235,000	22,813,531,000
Property, plant and equipment
Land and buildings
Land	4,891,626,000	4,886,600,000
Buildings	4,767,765,000	4,692,553,000
Total land and buildings	9,659,391,000	9,579,153,000
Machinery	58,966,115,000	56,068,343,000
Vehicles
Ships	0	0
Aircraft	507,644,000	515,630,000
Motor vehicles	734,360,000	575,336,000
Total vehicles	1,242,004,000	1,090,966,000
Fixtures and fittings	521,800,000	545,329,000
Office equipment	2,117,027,000	2,092,070,000
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	14,535,546,000	12,873,670,000
Construction prepayments	0	0
Other property, plant and equipment	880,243,000	1,032,096,000
Total property, plant and equipment	87,922,126,000	83,281,627,000
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	218,896,000	291,024,000
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	5,158,928,000	4,692,574,000
Licences and franchises	0	0
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	0	0
Other intangible assets	22,841,400,000	23,626,994,000
Total intangible assets other than goodwill	28,219,224,000	28,610,592,000
Goodwill	14,036,657,000	14,113,626,000
Total intangible assets and goodwill	42,255,881,000	42,724,218,000
Trade and other current payables
Current trade payables	22,874,341,000	21,943,227,000
Current payables to related parties	82,070,000	83,007,000
Accruals and deferred income classified as current

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Concept	Close Current Quarter 2021-12-31	Close Previous Exercise 2020-12-31
Deferred income classified as current	8,998,556,000	5,935,858,000
Rent deferred income classified as current	0	0
Accruals classified as current	4,847,210,000	3,421,245,000
Short-term employee benefits accruals	2,332,260,000	1,262,627,000
Total accruals and deferred income classified as current	13,845,766,000	9,357,103,000
Current payables on social security and taxes other than income tax	3,900,861,000	3,955,859,000
Current value added tax payables	3,143,958,000	2,984,239,000
Current retention payables	516,099,000	507,477,000
Other current payables	0	0
Total trade and other current payables	41,219,137,000	35,846,673,000
Other current financial liabilities
Bank loans current	4,106,432,000	616,991,000
Stock market loans current	0	0
Other current liabilities at cost	0	0
Other current liabilities at no cost	149,087,000	2,016,952,000
Other current financial liabilities	2,034,577,000	1,934,656,000
Total Other current financial liabilities	6,290,096,000	4,568,599,000
Trade and other non-current payables
Non-current trade payables	5,328,025,000	2,588,580,000
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	5,328,025,000	2,588,580,000
Other non-current financial liabilities
Bank loans non-current	16,093,167,000	18,896,766,000
Stock market loans non-current	105,592,543,000	103,039,214,000
Other non-current liabilities at cost	0	0
Other non-current liabilities at no cost	23,798,000	1,459,271,000
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	121,709,508,000	123,395,251,000
Other provisions
Other non-current provisions	1,079,671,000	965,128,000
Other current provisions	1,107,000	2,992,000
Total other provisions	1,080,778,000	968,120,000
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	2,040,114,000	1,804,327,000
Reserve of cash flow hedges	8,467,000	(1,340,854,000)
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on financial assets measured at fair value through other comprehensive income	(15,040,193,000)	(14,940,039,000)
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	(739,646,000)	(943,834,000)

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Concept	Close Current Quarter 2021-12-31	Close Previous Exercise 2020-12-31
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	0	0
Merger reserve	0	0
Statutory reserve	0	0
Other comprehensive income	109,266,000	(136,448,000)
Total other reserves	(13,621,992,000)	(15,556,848,000)
Net assets (liabilities)
Assets	293,742,081,000	271,246,332,000
Liabilities	197,218,017,000	183,307,299,000
Net assets (liabilities)	96,524,064,000	87,939,033,000
Net current assets (liabilities)
Current assets	73,258,950,000	69,061,075,000
Current liabilities	56,669,522,000	43,709,666,000
Net current assets (liabilities)	16,589,428,000	25,351,409,000

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[800200] Notes - Analysis of income and expense

Concept	Accumulated Current Year 2021-01-01 - 2021-12-31	Accumulated Previous Year 2020-01-01 - 2020-12-31	Quarter Current Year 2021-10-01 - 2021-12-31	Quarter Previous Year 2020-10-01 - 2020-12-31
Analysis of income and expense
Revenue
Revenue from rendering of services	77,050,269,000	71,745,105,000	21,963,439,000	21,010,967,000
Revenue from sale of goods	806,907,000	805,690,000	188,160,000	191,521,000
Interest income	0	0	0	0
Royalty income	10,439,063,000	9,907,313,000	2,896,523,000	2,730,154,000
Dividend income	0	0	0	0
Rental income	15,225,584,000	14,903,526,000	3,763,703,000	3,850,019,000
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	103,521,823,000	97,361,634,000	28,811,825,000	27,782,661,000
Finance income
Interest income	620,222,000	1,132,935,000	47,132,000	181,947,000
Net gain on foreign exchange	0	3,004,934,000	342,346,000	6,177,339,000
Gains on change in fair value of derivatives	0	89,323,000	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	620,222,000	4,227,192,000	389,478,000	6,359,286,000
Finance costs
Interest expense	9,135,531,000	10,482,168,000	2,352,856,000	2,280,028,000
Net loss on foreign exchange	2,050,096,000	0	0	0
Losses on change in fair value of derivatives	1,183,180,000	0	217,917,000	1,847,363,000
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	0	0	0	0
Total finance costs	12,368,807,000	10,482,168,000	2,570,773,000	4,127,391,000
Tax income (expense)
Current tax	6,376,268,000	6,802,510,000	1,330,958,000	2,194,183,000
Deferred tax	369,510,000	(1,574,610,000)	3,606,907,000	1,887,932,000
Total tax income (expense)	6,745,778,000	5,227,900,000	4,937,865,000	4,082,115,000

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[800500] Notes - List of notes

Disclosure of notes and other explanatory information

See Notes 1 and 2 of the Disclosure of interim financial reporting.

Disclosure of general information about financial statements

Corporate Information
Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”), its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or GDSs, on the New York Stock Exchange, or NYSE, under the ticker symbol TV. The Company’s principal executive offices are located at Avenida Vasco de Quiroga 2000, Colonia Santa Fe, 01210 Ciudad de México, México.

Basis of Preparation and Accounting Policies
The interim condensed consolidated financial statements of the Group, as of December 31, 2021 and December 31, 2020, and for the twelve months ended December 31, 2021 and 2020, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

The interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2021 and 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2021. The adoption of the improvements and amendments to current IFRSs effective on January 1, 2021 did not have a significant impact in these interim un audited condensed consolidated financial statements.

Disclosure of significant accounting policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 30, 2022, by the Group’s Corporate Vice President of Finance.

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(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

At December 31, 2021 and 2020, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations in 2020

(1)	Percentage of equity interest directly or indirectly held by the Company.

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(2)	See Note 26 for a description of each of the Group’s business segments. See Notes 3 and 30 for the Group’s transaction with UH II, which was concluded on January 31, 2022.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The subsidiaries in the Telecable business are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema. Through January 31, 2022, Televisa was a direct subsidiary of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UH II, the successor company of Univision Holdings, Inc. (“UHI”) and the parent company of Univision, and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021, and UHI as of December 31, 2020 (see Notes 3, 9, 10 and 20).

(14)	Direct subsidiary through which the Group conducts certain operations of its Other Businesses segment, and conducted certain operations of its Content segment through January 31, 2022.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

Renewal of broadcasting concessions for the Content segment through January 31, 2022, and for the broadcast programming operations over television stations for the signals of TelevisaUnivision beginning on February 1, 2022,  require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

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The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2021, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2022 to 2056
Content (broadcasting concessions) (1)	In 2021, and the relevant renewals started in 2022 ending in 2042 and 2052
Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in UH II (the successor company of UHI) represented by approximately 35.5% and 35.9% of the outstanding total shares of UH II (the successor company of UHI) as of December 31, 2021 and 2020, respectively (see Notes 3, 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

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(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of UH II (UHI, until May 18, 2021) (hedged item), which amounted to U.S.$1,254.5 million (Ps.25,721,539) and U.S.$1,074.0 million (Ps.21,424,180) as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to Ps.945,176 (U.S.$46.1 million) and Ps.1,135,803 (U.S.$56.9 million), as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

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(f)	Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2021 and 2020, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021, and approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020.

(g)	Transmission Rights and Programming

Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.
(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”) which became effective on January 1, 2018. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

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Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives

Buildings	20-65 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k)	Right-of-use Assets

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

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(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions

The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2021 and 2020.

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(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2021 and 2020.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)  Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

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●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

●	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services were rendered.

●	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs were sold and became available for broadcast.

●
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

●	Revenues from publishing distribution are recognized upon distribution of the products.

●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

●	Motion picture production and distribution revenues are recognized as the films were exhibited.

●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2021 and 2020, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

	Cable		Sky		Total
Contract costs:
At January 1, 2020	Ps.	1,436,758	Ps.	2,254,479	Ps.	3,691,237
Additions		1,163,038		1,335,300		2,498,338
Amount recognized in income		(572,105)		(1,075,913)		(1,648,018)
Total Contract Costs at December 31, 2020		2,027,691		2,513,866		4,541,557
Less:
Current Contract Costs		640,655		957,792		1,598,447
Total Non-current Contract Costs	Ps.	1,387,036	Ps.	1,556,074	Ps.	2,943,110

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(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

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(w)  Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2021, 2020 and 2019, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,088,413, Ps.984,356 and Ps.1,129,644 for the years ended December 31, 2021, 2020 and 2019, respectively, of which Ps.1,066,863, Ps.962,806 and Ps.1,108,094 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	Leases

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the guidelines of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

(aa)	New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective for annual periods beginning on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2021, 2020 and 2019, and they did not have any significant impact on the Group’s consolidated financial statements.
Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2022.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendment to IFRS 16 (1)	Covid-19-Related Rent Concessions beyond 30 June 2021	April 1, 2021
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (2)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023

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(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments are expected to be applicable to the Group’s consolidated financial statements in connection with the closing of the transaction with UH II in the first quarter of 2022 (see Note 3). As permitted, the Group will apply these amendments in 2022 and disclose this fact in its consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after 1 January 2022. Earlier application is permitted.

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations (“IFRS 3”) to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. Also added to IFRS 3 an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37. The Board added this exception to avoid an unintended consequence of updating the reference. Without the exception, an entity would have recognized some liabilities on the acquisition of a business that it would not recognize in other circumstances. Immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic gain. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

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Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 was issued in March 2021 and extends by one year the application period of the practical expedient in IFRS 16. In response to calls from stakeholders and because the Covid-19 pandemic is still at its height, the amendment extends this relief by one year to cover rent concessions that reduce only lease payments due on or before June 30, 2022. The original amendment was issued in May 2020 and exempts lessees from having to consider individual lease contracts to determine whether rent concessions, such as rent holidays and temporary rent reductions, occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

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[800600] Notes - List of accounting policies

Disclosure of significant accounting policies

The principal accounting policies followed by the Group and used in the preparation of these consolidated financial statements are summarized below.

(a)	Basis of Presentation

The consolidated financial statements of the Group as of December 31, 2021 and 2020, and for the years ended December 31, 2021, 2020 and 2019, are presented in accordance with International Financial Reporting Standards (“IFRS Standards”), as issued by the International Accounting Standards Board (“IASB”). IFRS Standards comprise: (i) IFRS Standards; (ii) International Accounting Standards (“IAS Standards”); (iii) IFRS Interpretations Committee (“IFRIC”) Interpretations; and (iv) Standing Interpretations Committee (“SIC”) Interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for the measurement at fair value of derivative financial instruments, financial assets, investments in equity financial instruments, plan assets of post-employment benefits and share-based payments, as described in the notes to the financial statements below.

The preparation of consolidated financial statements in conformity with IFRS Standards, requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. Changes in assumptions may have a significant impact on the consolidated financial statements in the period the assumptions changed. Management believes that the underlying assumptions are appropriate. The areas involving a higher degree of judgment or complexity, or areas where estimates and assumptions are significant to the Group’s financial statements are disclosed in Note 5 to these consolidated financial statements.

These consolidated financial statements were authorized for issuance on March 30, 2022, by the Group’s Corporate Vice President of Finance.

(b)	Consolidation

The financial statements of the Group are prepared on a consolidated basis and include the assets, liabilities and results of operations of all companies in which the Company has a controlling interest (subsidiaries). All intercompany balances and transactions have been eliminated from the consolidated financial statements.

Subsidiaries

Subsidiaries are all entities over which the Company has control. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether or not the Company controls another entity. The subsidiaries are consolidated from the date on which control is obtained by the Company and cease to consolidate from the date on which said control is lost.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the recognized amounts of acquiree’s identifiable net assets.

Acquisition-related costs are expensed as incurred.

Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in income or loss.

Changes in Ownership Interests in Subsidiaries without Change of Control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the interest acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals of non-controlling interests are also recorded in equity.

Loss of Control of a Subsidiary

When the Company ceases to have control of a subsidiary, any retained interest in the entity is remeasured to its fair value at the date when control is lost, with the change in carrying amount recognized in income or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This means that amounts previously recognized in other comprehensive income are reclassified to income or loss except for certain equity financial instruments designated irrevocably with changes in other comprehensive income or loss.

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At December 31, 2021 and 2020, the main direct and indirect subsidiaries of the Company were as follows:

Subsidiaries	Company’s Ownership Interest (1)	Business Segment (2)
Empresas Cablevisión, S.A.B. de C.V. and subsidiaries (collectively, “Empresas Cablevisión”) (3)	51.2%	Cable
Subsidiaries engaged in the Cablemás business (collectively, “Cablemás”) (4)	100%	Cable
Televisión Internacional, S.A. de C.V. and subsidiaries (collectively, “TVI”) (5)	100%	Cable
Cablestar, S.A. de C.V. and subsidiaries (collectively, “Bestel”) (6)	66.2%	Cable
Arretis, S.A.P.I. de C.V. and subsidiaries (collectively, “Cablecom”) (7)	100%	Cable
Subsidiaries engaged in the Telecable business (collectively, “Telecable”) (8)	100%	Cable
FTTH de México, S.A. de C.V. (9)	100%	Cable
Corporativo Vasco de Quiroga, S.A. de C.V. (“CVQ”) and subsidiaries (10)	100%	Cable and Sky
Innova, S. de R.L. de C.V. (“Innova”) and subsidiaries (collectively, “Sky”) (11)	58.7%	Sky
Grupo Telesistema, S.A. de C.V. (“Grupo Telesistema”) and subsidiaries	100%	Content and Other Businesses
Televisa, S. de R. L. de C.V. (Televisa, S.A. de C.V. through May 2021) (“Televisa”) (12)	100%	Content
Televisión Independiente de México, S.A. de C.V. (“TIM”) (12)	100%	Content
G.Televisa-D, S.A. de C.V. (12)	100%	Content
Multimedia Telecom, S.A. de C.V. (“Multimedia Telecom”) and subsidiary (13)	100%	Content
Ulvik, S.A. de C.V. (14)	100%	Content and Other Businesses
Controladora de Juegos y Sorteos de México, S.A. de C.V. and subsidiaries	100%	Other Businesses
Editorial Televisa, S.A. de C.V. and subsidiaries	100%	Other Businesses
Grupo Distribuidoras Intermex, S.A. de C.V. and subsidiaries	100%	Other Businesses
Villacezán, S.A. de C.V. (“Villacezán”) and subsidiaries (15)	100%	Other Businesses
Sistema Radiópolis, S.A. de C.V. (“Radiópolis”) and subsidiaries (16)	—	Disposed operations in 2020

(1)	Percentage of equity interest directly or indirectly held by the Company.

(2)	See Note 26 for a description of each of the Group’s business segments. See Notes 3 and 30 for the Group’s transaction with UH II, which was concluded on January 31, 2022.

(3)	Empresas Cablevisión, S.A.B. de C.V., is a direct majority-owned subsidiary of CVQ.

(4)	The subsidiaries in the Cablemás business are directly and indirectly owned by CVQ.

(5)	Televisión Internacional, S.A. de C.V., is a direct subsidiary of CVQ.

(6)	Cablestar, S.A. de C.V., is an indirect majority-owned subsidiary of CVQ and Empresas Cablevisión, S.A.B. de C.V.

(7)	Arretis, S.A.P.I. de C.V., is a direct subsidiary of CVQ.

(8)	The subsidiaries in the Telecable business are directly owned by CVQ.

(9)	FTTH de México, S. A. de C.V., is an indirect subsidiary of CVQ.

(10)	CVQ is a direct subsidiary of the Company and the parent company of Empresas Cablevisión, Cablemás, TVI, Bestel, Cablecom, Telecable and Innova.

(11)
Innova is an indirect majority-owned subsidiary of the Company, CVQ and Sky DTH, S.A. de C.V. (“Sky DTH”), and a direct majority-owned subsidiary of Innova Holdings, S. de R.L. de C.V. (“Innova Holdings”). Sky is a satellite television provider in Mexico, Central America and the Dominican Republic. Although the Company holds a majority of Innova’s equity and designates a majority of the members of Innova’s Board of Directors, the non-controlling interest has certain governance and veto rights in Innova, including the right to block certain transactions between the companies in the Group and Sky. These veto rights are protective in nature and do not affect decisions about relevant business activities of Innova.

(12)	TIM and G.Televisa-D, S.A. de C.V., are direct subsidiaries of Grupo Telesistema. Through January 31, 2022, Televisa was a direct subsidiary of Grupo Telesistema.

(13)
Multimedia Telecom and its direct subsidiary, Comunicaciones Tieren, S.A. de C.V. (“Tieren”), are indirect wholly-owned subsidiaries of Grupo Telesistema, through which the Company owns shares of the capital stock of UH II, the successor company of Univision Holdings, Inc. (“UHI”) and the parent company of Univision, and maintained through December 29, 2020, an investment in warrants that were exercised for shares of common stock of UHI on that date. Multimedia Telecom and Tieren have investments representing 95.3% and 4.7%, respectively, of the Group’s aggregate investment in shares of common stock issued by UH II as of December 31, 2021, and UHI as of December 31, 2020 (see Notes 3, 9, 10 and 20).

(14)	Direct subsidiary through which the Group conducts certain operations of its Other Businesses segment, and conducted certain operations of its Content segment through January 31, 2022.

(15)	Villacezán is an indirect subsidiary of Grupo Telesistema.

(16)
In July 2020, the Company concluded the sale of its 50% equity interest in Radiópolis. Through June 2020, Radiópolis was a direct subsidiary of the Company through which the Group conducted the operations of its former Radio business. The Company controlled Radiópolis as it had the right to appoint the majority of the members of the Board of Directors of Radiópolis. The Radio business was part the of the Group’s Other Businesses segment through the third quarter of 2019. Beginning in the fourth quarter of 2019, the assets and related liabilities of the Radio Business, as well as its operating results, were classified as held for sale in the Group’s consolidated financial statements through June 30, 2020 (see Notes 3 and 26).

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The Group’s Cable, Sky and Content segments, require governmental concessions and special authorizations for the provision of broadcasting and telecommunications services in Mexico. Such concessions are granted by the Mexican Institute of Telecommunications (“Instituto Federal de Telecomunicaciones” or “IFT”) for a fixed term, subject to renewal in accordance with the Mexican Telecommunications and Broadcasting Law (“Ley Federal de Telecomunicaciones y Radiodifusión” or “LFTR”).

Renewal of concessions for the Cable and Sky segments require, among others: (i) to request its renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; and (iii) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT. IFT shall resolve any request for renewal of the telecommunications concessions within 180 business days of its request. Failure to respond within such period of time shall be interpreted as if the request for renewal has been granted.

Renewal of broadcasting concessions for the Content segment through January 31, 2022, and for the broadcast programming operations over television stations for the signals of TelevisaUnivision beginning on February 1, 2022,  require, among others: (i) to request such renewal to IFT prior to the last fifth period of the fixed term of the related concession; (ii) to be in compliance with the concession holder’s obligations under the LFTR, other applicable regulations, and the concession title; (iii) a declaration by IFT that there is no public interest in recovering the spectrum granted under the related concession; and (iv) the acceptance by the concession holder of any new conditions for renewing the concession as set forth by IFT, including the payment of a related fee. IFT shall resolve within the year following the presentation of the request, if there is public interest in recovering the spectrum granted under the related concession, in which case it will notify its determination and proceed with the termination of the concession at the end of its fixed term. If IFT determines that there is no public interest in recovering the spectrum, it will grant the requested extension within 180 business days, provided that the concessionaire accepts, in advance, the new conditions set by IFT, which will include the payment of the fee referred to above. Such fee will be determined by IFT for the relevant concessions, considering the following elements: (i) the frequency band; (ii) the amount of spectrum; (iii) coverage of the frequency band; (iv) domestic and international benchmark regarding the market value of frequency bands; and (v) upon request of IFT, an opinion issued by the Ministry of Finance and Public Credit of IFT´s proposal for calculation of the fee.

The regulations of the broadcasting and the telecommunications concessions (including satellite pay TV) establish that at the end of the concession, the frequency bands or spectrum attached to the services provided in the concessions shall return to the Mexican government. In addition, at the end of the concession, the Mexican government will have the preferential right to acquire infrastructure, equipment and other goods directly used in the provision of the concession. If the Mexican government were to exercise its right to acquire infrastructure, equipment and other goods, it would be required to pay a price that is equivalent to a formula that is similar to fair value. To the knowledge of the Company’s management, no spectrum granted for broadcasting services in Mexico has been recovered by the Mexican government in at least the past three decades for public interest reasons. However, the Company’s management is unable to predict the outcome of any action by IFT in this regard. In addition, these assets, by themselves, would not be enough to immediately begin broadcasting or offering satellite pay TV services or telecommunications services, as no content producing assets or other equipment necessary to operate the business would be included.

Also, the Group’s Gaming business, which is reported in the Other Businesses segment, requires a permit granted by the Mexican Federal Government for a fixed term, subject to renewal in accordance with Mexican law. Additionally, the Group’s Sky businesses in Central America and the Dominican Republic require concessions or permits granted by local regulatory authorities for a fixed term, subject to renewal in accordance with local laws.

The accounting guidelines provided by IFRIC 12 Service Concession Arrangements, are not applicable to the Group due primarily to the following factors: (i) the Mexican government does not substantially control the Group’s infrastructure, what services are provided with the infrastructure and the price at which such services are offered; (ii) the Group’s broadcasting service does not constitute a public service as per the definition in IFRIC 12; and (iii) the Group is unable to divide its infrastructure among the public (telephony and possibly Internet services) and non-public (pay TV) service components.

At December 31, 2021, the expiration dates of the Group’s concessions and permits were as follows:

Segments	Expiration Dates
Cable	Various from 2026 to 2056
Sky	Various from 2022 to 2056
Content (broadcasting concessions) (1)	In 2021, and the relevant renewals started in 2022 ending in 2042 and 2052
Other Businesses:
Gaming	In 2030

(1)
In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method (see Note 13).

The concessions or permits held by the Group are not subject to any significant pricing regulations in the ordinary course of business.

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(c)	Investments in Associates and Joint Ventures

Associates are those entities over which the Group has significant influence but not control or joint control, over the financial and operating policies, generally those entities with a shareholding of between 20% and 50% of the voting rights. Investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. Joint ventures are those joint arrangements where the Group exercises joint control with other stockholder or more stockholders, without exercising control individually, and have rights to the net assets of the joint arrangements. Investments in associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the net assets of the investee after the date of acquisition. The investor’s income or loss includes its share of the investee’s income or loss and the investor’s other comprehensive income includes its share of the investee’s other comprehensive income.

The Group’s investments in associates include an equity interest in UH II (the successor company of UHI) represented by approximately 35.5% and 35.9% of the outstanding total shares of UH II (the successor company of UHI) as of December 31, 2021 and 2020, respectively (see Notes 3, 9 and 10).

If the Group’s share of losses of an associate or a joint venture equals or exceeds its interest in the investee, the Group discontinues recognizing its share of further losses. The interest in an associate or a joint venture is the carrying amount of the investment in the investee under the equity method together with any other long-term investment that, in substance, form part of the Group’s net investment in the investee. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture.

(d)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Group’s Co-Chief Executive Officers (“chief operating decision makers”), who are responsible for allocating resources and assessing performance for each of the Group’s operating segments.

(e)	Foreign Currency Translation

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The presentation and reporting currency of the Group’s consolidated financial statements is the Mexican peso, which is used for compliance with its legal and tax obligations.

Transactions and Balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or measurement where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income as part of finance income or expense, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as investments in financial instruments are analyzed between exchange differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in amortized cost are recognized in income or loss, and other changes in carrying amount are recognized in other comprehensive income or loss.
Translation of Foreign Operations

The financial statements of the Group’s foreign entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows: (a) assets and liabilities are translated at the closing rate at the date of the statement of financial position; (b) income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); (c) stockholders' equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated and (d) all resulting translation differences are recognized in other comprehensive income or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. Translation differences arising are recognized in other comprehensive income or loss.

Assets and liabilities in foreign currencies of non-Mexican subsidiaries that use the Mexican Peso as a functional currency are initially converted to Mexican Pesos by utilizing the exchange rate of the statement of financial position date for monetary assets and liabilities, and historical exchange rates for non-monetary items, with the related adjustment included in the consolidated statement of income as finance income or expense.

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a hedge of a net investment in a foreign operation in connection with the Group’s investment in shares of UH II (UHI, until May 18, 2021) (hedged item), which amounted to U.S.$1,254.5 million (Ps.25,721,539) and U.S.$1,074.0 million (Ps.21,424,180) as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss as a cumulative result from foreign currency translation (see Note 10).

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A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) was designated as a fair value hedge of foreign exchange exposure related to its investment in warrants that were exercisable for common stock of UHI (hedged item) through December 29, 2020, the date on which the Group exercised all of these warrants for common stock of UHI, which amounted to Ps.17,387,699 (U.S.$871.6 million) as of December 29, 2020 and Ps.33,775,451 (U.S.$1,788.6 million) as of December 31, 2019. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt was credited or charged directly to other comprehensive income or loss through December 29, 2020, along with the recognition in the same line item of any foreign currency gain or loss of this investment in warrants designated as a hedged item through that date (see Notes 9, 14 and 18).

A portion of the Group’s outstanding principal amount of its U.S. dollar denominated long-term debt (hedging instrument, disclosed in the line item “Long-term debt, net of current portion” of the consolidated statement of financial position) has been designated as a fair value hedge of foreign exchange exposure related to its investment in Open-Ended Fund (hedged item), which amounted to Ps.945,176 (U.S.$46.1 million) and Ps.1,135,803 (U.S.$56.9 million), as of December 31, 2021 and 2020, respectively. Consequently, any foreign exchange gain or loss attributable to this designated hedging long-term debt is credited or charged directly to other comprehensive income or loss, along with the recognition in the same line item of any foreign currency gain or loss of this investment in Open-Ended Fund designated as a hedged item (see Notes 9, 14 and 18).

(f)	Cash and Cash Equivalents and Temporary Investments

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity of three months or less at the date of acquisition. Cash is stated at nominal value and cash equivalents are measured at fair value, and the changes in the fair value are recognized in the statement of income.

Temporary investments consist of short-term investments in securities, including without limitation debt with a maturity of over three months and up to one year at the date of acquisition, stock and other financial instruments, or a combination thereof, as well as current maturities of noncurrent financial assets. Temporary investments are measured at fair value with changes in fair value recognized in finance income in the consolidated income statement, except the current maturities of non-current held-to-maturity securities which are measured at amortized cost.

As of December 31, 2021 and 2020, cash equivalents and temporary investments primarily consisted of fixed short-term deposits and corporate fixed income securities denominated in U.S. dollars and Mexican pesos, with an average yield of approximately 0.07% for U.S. dollar deposits and 4.36% for Mexican peso deposits in 2021, and approximately 0.38% for U.S. dollar deposits and 5.40% for Mexican peso deposits in 2020.

(g)	Transmission Rights and Programming

Programming is comprised of programs, literary works, production talent advances and films.

Transmission rights and literary works are valued at the lesser of acquisition cost and net realizable value. Programs and films are valued at the lesser of production cost, which consists of direct production costs and production overhead, and net realizable value. Payments for production talent advances are initially capitalized and subsequently included as direct or indirect costs of program production. Transmission rights are recognized from the point of which the legally enforceable license period begins. Until the license term commences and the programming rights are available, payments made are recognized as prepayments.

The Group’s policy is to capitalize the production costs of programs which benefit more than one annual period and amortize them over the expected period of future program revenues based on the Company’s historical revenue patterns and usage for similar productions.

Transmission rights, programs, literary works, production talent advances and films are recorded at acquisition or production cost. Cost of sales is calculated and recorded for the month in which such transmission rights, programs, literary works, production talent advances and films are matched with related revenues.

Transmission rights are recognized in income over the lives of the contracts. Transmission rights in perpetuity are amortized on a straight-line basis over the period of the expected benefit as determined by past experience, but not exceeding 25 years.
(h)	Inventories

Inventories of paper, magazines, materials and supplies for maintenance of technical equipment are recorded at the lower of cost or its net realizable value. The net realization value is the estimated selling price in the normal course of business, less estimated costs to conduct the sale. Cost is determined using the average cost method.

(i)	Financial Assets

The Group classifies its financial assets in accordance with IFRS 9 Financial Instruments (“IFRS 9”) which became effective on January 1, 2018. Under the guidelines of IFRS 9, the Group classifies financial assets as subsequently measured at amortized cost, fair value through other comprehensive income or loss (“FVOCIL”), or fair value through income or loss (“FVIL”), based on the Company’s business model for managing the financial assets and the contractual cash flows characteristics of the financial asset.

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Financial Assets Measured at Amortized Cost

Financial assets are measured at amortized cost when the objective of holding such financial assets is to collect contractual cash flows, and the contractual terms of the financial asset give rise on specified dates to cash flows that are only payments of principal and interest on the principal amount outstanding. These financial assets are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest rate method, with changes in carrying amount recognized in the consolidated statement of income in the line which most appropriately reflects the nature of the item or transaction. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period that are included in non-current assets. The Group’s financial assets measured at amortized costs are primarily presented as “trade notes and accounts receivable”, “other accounts and notes receivable”, and “due from related parties” in the consolidated statement of financial position (see Note 7).

Financial Assets Measured at FVOCIL

Financial assets are measured at FVOCIL when the objective of holding such financial assets is both collecting contractual cash flows and selling financial assets, and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group’s investments in certain equity instruments have been designated to be measured at FVOCIL, as permitted by IFRS 9. In connection with this designation, any amounts presented in consolidated other comprehensive income are not subsequently transferred to consolidated income. Dividends from these equity instruments are recognized in consolidated income when the right to receive payment of the dividend is established, and such dividend is probable to be paid to the Group.

Financial Assets at FVIL

Financial assets at FVIL are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current.

Impairment of Financial Assets

The Group assesses on a forward-looking basis the expected credit losses associated with its financial assets carried at FVOCIL. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables (see Note 7).

Offsetting of Financial Instruments

Financial assets are offset against financial liabilities and the net amount reported in the consolidated statement of financial position if, and only when the Group: (i) currently has a legally enforceable right to set off the recognized amounts; and (ii) intends either to settle on a net basis, or to realize the assets and settle the liability simultaneously.

(j)	Property, Plant and Equipment

Property, plant and equipment are recorded at acquisition cost.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to income or loss during the financial period in which they are incurred.

Land is not depreciated. Depreciation of property, plant and equipment is based upon the carrying amount of the assets in use and is computed using the straight-line method over the estimated useful lives of the asset, as follows:
Estimated Useful Lives

Buildings	20-65 years
Technical equipment	3-30 years
Satellite transponders	15 years
Furniture and fixtures	3-10 years
Transportation equipment	4-8 years
Computer equipment	3-6 years
Leasehold improvements	5-30 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

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Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other income or expense in the consolidated statement of income.

If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

(k)	Right-of-use Assets

Right-of-use assets are measured at cost comprising the following: the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received, any initial direct costs and restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight – line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases of equipment and vehicles and mostly leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

(l)	Intangible Assets and Goodwill

Intangible assets and goodwill are recognized at acquisition cost. Intangible assets and goodwill acquired through business combinations are recorded at fair value at the date of acquisition. Intangible assets with indefinite useful lives, which include, trademarks, concessions, and goodwill, are not amortized, and subsequently recognized at cost less accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, as follows:

Estimated Useful Lives
Trademarks with finite useful lives	4 years
Licenses	3-10 years
Subscriber lists	4-5 years
Payments for renewal of concessions	20 years
Other intangible assets	3-20 years

Trademarks

The Group determines its acquired trademarks to have an indefinite life when they are expected to generate net cash inflows for the Group indefinitely. Additionally, the Group considers that there are no legal, regulatory or contractual provisions that limit the useful lives of trademarks. The Group has not capitalized any amounts associated with internally developed trademarks.

Concessions

The Group defined concessions to have an indefinite life due to the fact that the Group has a history of renewing its concessions upon expiration, has maintained the concessions granted by the Mexican government, and has no foreseeable limit to the period over which the assets are expected to generate net cash inflows. In addition, the Group is committed to continue to invest for the long term to extend the period over which the broadcasting and telecommunications concessions are expected to continue to provide economic benefits.

Any fees paid by the Group to regulatory authorities for concessions renewed are determined to have finite useful lives and are amortized on a straight-live basis over the fixed term of the related concession.

Goodwill

Goodwill arises on the acquisition of a business and represents the excess of the consideration transferred over the Group’s interest in net fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree and the fair value of the non-controlling interest in the acquiree.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash generating units (“CGUs”), or groups of CGUs, that are expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying amount of goodwill is compared to the recoverable amount, which is the higher between the value in use and the fair value less costs to sell. Any impairment of goodwill is recognized as an expense in the consolidated statement of income and is not subject to be reversed in subsequent periods.

(m)	Impairment of Long-lived Assets

The Group reviews for impairment the carrying amounts of its long-lived assets, tangible and intangible, including goodwill (see Note 13), at least once a year, or whenever events or changes in business circumstances indicate that these carrying amounts may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. To determine whether an impairment exists, the carrying amount of the reporting unit is compared with its recoverable amount. Fair value estimates are based on quoted market values in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows, market multiples or third-party appraisal valuations. Any impairment of long-lived assets other than goodwill may be subsequently reversed under certain circumstances.

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(n)	Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade accounts payable and accrued expenses are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade accounts payable and accrued expenses are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Trade accounts payable and accrued expenses are presented as a single item of consolidated current liabilities in the consolidated statements of financial position as of December 31, 2021 and 2020.

(o)	Debt

Debt is recognized initially at fair value, net of transaction costs incurred. Debt is subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period on which the debt is outstanding using the effective interest method.

Fees paid on the establishment of debt facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

Current portion of long-term debt and interest payable are presented as a separate line item in the consolidated statements of financial position as of December 31, 2021 and 2020.

Debt early redemption costs are recognized as finance expense in the consolidated statement of income.

(p)  Customer Deposits and Advances

Customer deposits and advance agreements for advertising services provide that customers receive prices that are fixed for the contract period for advertising time in the Group’s platforms based on rates established by the Group. Such rates vary depending on when the advertisement is made, including the season, hour, day and type of programming.

The Group recognizes customer deposits and advance agreements for advertising services in the consolidated statement of financial position, when these agreements are executed either with a consideration in cash paid by customers or with short-term non-interest bearing notes received from customers in connection with annual (“upfront basis”) and from time to time (“scatter basis”) prepayments (see Note 7). In connection with the initial adoption of IFRS 15 Revenues from Contracts with Customers (“IFRS 15”) in the first quarter of 2018 (see Note 2 (s)), customer deposits and advances agreements are presented by the Group as a contract liability in the consolidated statement of financial position when a customer pays consideration, or the Group has a right to an amount of consideration that is unconditional, before the Group transfers services to the customer. Under the guidelines of this standard, a contract liability is a Group’s obligation to transfer services or goods to a customer for which the Group has received consideration, or an amount of consideration is due, from the customer. In addition, the Group recognizes contract asset upon the approval of non-cancellable contracts that generate an unconditional right to receive cash consideration prior to services being rendered. The Company’s management has consistently recognized that an amount of consideration is due, for legal, finance and accounting purposes, when a short-term non-interest bearing note is received from a customer in connection with a deposit or advance agreement entered into with the customer for advertising services to be rendered by the Group in the short term.

(q)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognized for future operating losses.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provisions due to passage of time is recognized as interest expense.

(r)	Equity

The capital stock and other equity accounts include the effect of restatement through December 31, 1997, determined by applying the change in the Mexican National Consumer Price Index between the dates capital was contributed or net results were generated and December 31, 1997, the date through which the Mexican economy was considered hyperinflationary under the guidelines of IFRS Standards. The restatement represented the amount required to maintain the contributions and accumulated results in Mexican Pesos in purchasing power as of December 31, 1997.

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Where any company in the Group purchases shares of the Company’s capital stock (shares repurchased), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to stockholders of the Company until the shares are cancelled, reissued, or sold. Where such shares repurchased are subsequently reissued or sold, any consideration received, net of any directly attributable incremental transaction costs, is included in equity attributable to stockholders of the Company.

(s)	Revenue Recognition and Contract Costs

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for services provided. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimate of return on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

The Group derives the majority of its revenues from media and entertainment-related business activities both in Mexico and internationally. Revenues are recognized when the service is provided and collection is probable. A summary of revenue recognition policies by significant activity is as follows:

●	Cable television, internet and telephone subscription, and pay-per-view and installation fees are recognized in the period in which the services are rendered.

●
Revenues from other telecommunications and data services are recognized in the period in which these services are provided. Other telecommunications services include long distance and local telephony, as well as leasing and maintenance of telecommunications facilities.

●	Sky program service revenues, including advances from customers for future direct-to-home (“DTH”) program services, are recognized at the time the service is provided.

●	Advertising revenues, including deposits and advances from customers for future advertising, are recognized at the time the advertising services were rendered.

●	Revenues from program services for network subscription and licensed and syndicated television programs are recognized when the programs were sold and became available for broadcast.

●
Revenues from magazine subscriptions are initially deferred and recognized proportionately as products are delivered to subscribers. Revenues from the sales of magazines are recognized on the date of circulation of delivered merchandise, net of a provision for estimated returns.

●	Revenues from publishing distribution are recognized upon distribution of the products.

●	Revenues from attendance to soccer games, including revenues from advance ticket sales for soccer games and other promotional events, are recognized on the date of the relevant event.

●	Motion picture production and distribution revenues are recognized as the films were exhibited.

●	Gaming revenues consist of the net win from gaming activities, which is the difference between amounts wagered and amounts paid to winning patrons and are recognized at the time of such net win.

In respect to sales of multiple products or services, the Group evaluates whether it has fair value evidence for each deliverable in the transaction. For example, the Group sells cable television, internet and telephone subscription to subscribers in a bundled package at a rate lower than if the subscriber purchases each product on an individual basis. Subscription revenues received from such subscribers are allocated to each product in a pro-rata manner based on the fair value of each of the respective services.

Contract Costs

Incremental costs for obtaining contracts with customers in the Cable and Sky segments, primarily commissions, are recognized as contract costs (assets) in the Group’s consolidated statement of financial position and amortized in the expected life of contracts with customers.

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The Group has recognized assets from incremental costs of obtaining contracts with customers, primarily commissions, which were classified as current and non-current assets in its consolidated financial statements as of December 31, 2021 and 2020, as follows:

	Cable		Sky		Total
Contract costs:
At January 1, 2021	Ps.	2,027,691	Ps.	2,513,866	Ps.	4,541,557
Additions		1,209,894		1,088,956		2,298,850
Amount recognized in income		(739,461)		(1,102,632)		(1,842,093)
Total Contract Costs at December 31, 2021		2,498,124		2,500,190		4,998,314
Less:
Current Contract Costs		797,273		985,450		1,782,723
Total Non-current Contract Costs	Ps.	1,700,851	Ps.	1,514,740	Ps.	3,215,591

	Cable		Sky		Total
Contract costs:
At January 1, 2020	Ps.	1,436,758	Ps.	2,254,479	Ps.	3,691,237
Additions		1,163,038		1,335,300		2,498,338
Amount recognized in income		(572,105)		(1,075,913)		(1,648,018)
Total Contract Costs at December 31, 2020		2,027,691		2,513,866		4,541,557
Less:
Current Contract Costs		640,655		957,792		1,598,447
Total Non-current Contract Costs	Ps.	1,387,036	Ps.	1,556,074	Ps.	2,943,110

(t)	Interest Income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loan and receivables is recognized using the original effective interest rate.

(u)	Employee Benefits

Pension and Seniority Premium Obligations

Plans exist for pensions and seniority premiums (post-employment benefits), for most of the Group’s employees funded through irrevocable trusts. Increases or decreases in the consolidated liability or asset for post-employment benefits are based upon actuarial calculations. Contributions to the trusts are determined in accordance with actuarial estimates of funding requirements. Payments of post-employment benefits are made by the trust administrators. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement of post-employment benefit obligations related to experience adjustments and changes in actuarial assumptions of post- employment benefits are recognized in the period in which they are incurred as part of other comprehensive income or loss in consolidated equity.

Profit Sharing

The employees’ profit sharing required to be paid under certain circumstances in Mexico, is recognized as a direct benefit to employees in the consolidated statements of income in the period in which it is incurred.

Termination Benefits

Termination benefits, which mainly represent severance payments by law, are recorded in the consolidated statement of income. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that involves the payment of termination benefits.

(v)	Income Taxes

The income tax expense for the period comprises current and deferred income tax. Income tax is recognized in the consolidated statement of income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the income tax is recognized in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the statement of financial position date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction (other than in a business combination) that at the time of the transaction affects neither accounting nor taxable income or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the statement of financial position date and are expected to apply when the related deferred income tax asset is recovered or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences and tax loss carryforwards can be utilized. For this purpose, the Group takes into consideration all available positive and negative evidence, including factors such as market conditions, industry analysis, projected taxable income, carryforward periods, current tax structure, potential changes or adjustments in tax structure, and future reversals of existing temporary differences.

Deferred income tax liabilities are provided on taxable temporary differences associated with investments in subsidiaries, joint ventures and associates, except for deferred income tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are provided on deductible temporary differences associated with investments in subsidiaries, joint ventures and associates, to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefit of the temporary difference and it is expected to reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

(w)  Derivative Financial Instruments

The Group recognizes derivative financial instruments as either assets or liabilities in the consolidated statements of financial position and measures such instruments at fair value. The accounting for changes in the fair value of a derivative financial instrument depends on the intended use of the derivative financial instrument and the resulting designation. For a derivative financial instrument designated as a cash flow hedge, the effective portion of such derivative’s gain or loss is initially reported as a component of other comprehensive income or loss and subsequently reclassified into income when the hedged exposure affects income. The ineffective portion of the gain or loss is reported in income immediately. For a derivative financial instrument designated as a fair value hedge, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributed to the risk being hedged. When a hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income remains in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to income or loss. For derivative financial instruments that are not designated as accounting hedges, changes in fair value are recognized in income in the period of change. During the years ended December 31, 2021, 2020 and 2019, certain derivative financial instruments qualified for hedge accounting (see Note 15).

(x)	Comprehensive Income

Comprehensive income for the period includes the net income for the period presented in the consolidated statement of income plus other comprehensive income for the period reflected in the consolidated statement of comprehensive income.

(y)	Share-based Payment Agreements

Key officers and employees of certain subsidiaries of the Company have entered into agreements for the conditional sale of Company’s shares under the Company’s Long-Term Retention Plan (“LTRP”). The share-based compensation expense is measured at fair value at the date the equity benefits are conditionally sold to these officers and employees, and recognized as a charge to consolidated income (administrative expense) over the vesting period. The Group recognized a share-based compensation expense of Ps.1,088,413, Ps.984,356 and Ps.1,129,644 for the years ended December 31, 2021, 2020 and 2019, respectively, of which Ps.1,066,863, Ps.962,806 and Ps.1,108,094 was credited in consolidated stockholders’ equity for each of those years, respectively (see Note 17).

(z)	Leases

In the first quarter of 2019, the Group adopted IFRS 16 Leases (“IFRS 16”), which became effective for annual periods beginning on January 1, 2019 (see Note 28). The Group does not apply this IFRS Standard to short-term leases and leases for which the underlying asset is of low value, as permitted by the guidelines of IFRS 16.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as operating leases under the guidelines of IAS 17 Leases (“IAS 17”). These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee´s incremental borrowing rate as of January 1, 2019. The average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019, was 4.7% and 10.6% for U.S. dollars leases and Mexican pesos leases, respectively.

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(aa)	New and Amended IFRS Standards

The Group adopted IFRS 16 in 2019, which became effective for annual periods beginning on January 1, 2019 (see Notes 2 (k), 2 (z) and 28). Some other amendments and improvements to certain IFRS Standards became effective on January 1, 2021, 2020 and 2019, and they did not have any significant impact on the Group’s consolidated financial statements.
Below is a list of the new and amended IFRS Standards that have been issued by the IASB and are effective for annual periods beginning on January 1, 2022.
New or Amended IFRS Standard	Title of the IFRS Standard	Effective for Annual Periods Beginning On or After

Amendments to IFRS 10 and IAS 28 (1)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Postponed
IFRS 17 (2)	Insurance Contracts	January 1, 2023
Amendments to IAS 1 (1)	Classification of Liabilities as Current or Non-current	January 1, 2023
Annual Improvements (1)	Annual Improvements to IFRS Standards 2018-2020	January 1, 2022
Amendments to IAS 16 (1)	Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022
Amendments to IAS 37 (1)	Onerous Contracts – Cost of Fulfilling a Contract	January 1, 2022
Amendments to IFRS 3 (1)	Reference to the Conceptual Framework	January 1, 2022
Amendments to IAS 8 (1)	Definition of Accounting Estimates	January 1, 2023
Amendments to IAS 1 and IFRS Practice Statement 2 (1)	Disclosure of Accounting Policies	January 1, 2023
Amendment to IFRS 16 (1)	Covid-19-Related Rent Concessions beyond 30 June 2021	April 1, 2021
Amendments to IAS 12 (1)	Deferred Tax related to Assets and Liabilities arising from a Single Transaction	January 1, 2023
Amendment to IFRS 17 (2)	Initial Application of IFRS 17 and IFRS 9 – Comparative Information	January 1, 2023

(1) This new or amended IFRS Standard is not expected to have a significant impact on the Group’s consolidated financial statements.

(2) This new or amended IFRS Standard is not expected to be applicable to the Group’s consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, were issued in September 2014, and addressed and acknowledged an inconsistency between the requirements in IFRS 10 Consolidated Financial Statements and those in IAS 28 Investments in Associates and Joint Ventures, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015, the IASB decided to postpone the effective date of these amendments indefinitely. Entities are required apply these amendments prospectively to the sale or contribution of assets occurring in annual periods beginning on or after a date to be determined by the IASB. Earlier application is permitted. If an entity applies these amendments earlier, it shall disclose that fact. These amendments are expected to be applicable to the Group’s consolidated financial statements in connection with the closing of the transaction with UH II in the first quarter of 2022 (see Note 3). As permitted, the Group will apply these amendments in 2022 and disclose this fact in its consolidated financial statements.

IFRS 17 Insurance Contracts (“IFRS 17”) was issued in May 2017 and amended in June 2020. IFRS 17 supersedes IFRS 4 Insurance Contracts (“IFRS 4”), which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a multitude of different approaches. IFRS 17 establishes principles for the recognition, measurement, presentation and disclosures of insurance contracts issued. It also requires similar principles to be applied to reinsurance contracts with discretionary participation features issued. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner. Under the provisions of IFRS 17, insurance obligations will be accounted for using current values instead of historical cost. Amendments to IFRS 17 were issued in June 2020 aimed at helping companies implement the Standard and making it easier for them to explain their financial performance. The fundamental principles introduced when IFRS 17 was issued in May 2017 remained unaffected. IFRS 17 is effective on January 1, 2023, and earlier application is permitted.

Amendments to IAS 1 Classification of Liabilities as Current or Non-current were issued in January 2020, and clarify one of the criteria in IAS 1 for classifying a liability as non-current that is, the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. An entity shall apply these amendments for annual reporting periods beginning on or after January 1, 2023, retrospectively in accordance with IAS 8. Earlier application is permitted.

Annual Improvements to IFRS Standards 2018-2020, were issued in May 2020, and make minor amendments to certain IFRS Standards. The amendments are effective for annual periods beginning on or after January 1, 2022. Earlier application is permitted. The following table shows the IFRS Standards amended and the subject of the amendments.

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Standard	Subject of Amendment
IFRS 1 First-time Adoption of International Reporting Standards	Subsidiary as a First-time Adopter
IFRS 9 Financial Instruments	Fees in the “10 per cent” Test for Derecognition of Financial Liabilities
Illustrative Examples accompanying IFRS 16 Leases	Lease Incentives
IAS 41 Agriculture	Taxation in Fair Value Measurements

Amendments to IAS 16 Property, Plant and Equipment: Proceeds before Intended Use, were issued in May 2020, and prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in income or loss.

Amendments to IAS 37 Onerous Contracts – Cost of Fulfilling a Contract, were issued in May 2020, and specify which costs a company includes when assessing whether a contract will be loss-making, under the guidelines of IAS 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”). The amendments are effective for contracts for which an entity has not yet fulfilled all its obligations on or after 1 January 2022. Earlier application is permitted.

Amendments to IFRS 3 Reference to the Conceptual Framework, were issued in May 2020, and update a reference in IFRS 3 Business Combinations (“IFRS 3”) to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations. Also added to IFRS 3 an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should instead refer to IAS 37. The Board added this exception to avoid an unintended consequence of updating the reference. Without the exception, an entity would have recognized some liabilities on the acquisition of a business that it would not recognize in other circumstances. Immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic gain. The amendments to IFRS 3 are effective for business combinations occurring in reporting periods starting on or after January 1, 2022. Earlier application is permitted.

Amendments to IAS 8 Definition of Accounting Estimates, were issued in February 2021, the amendments introduced the definition of accounting estimates and included other amendments to IAS 8 to help entities distinguish changes in accounting estimates from changes in accounting policies. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted.

Amendments to IAS 1 and IFRS Practice Statement 2 Disclosure of Accounting Policies, were issued in February 2021, the Board amended paragraphs 117–122 of IAS 1 Presentation of Financial Statements to require entities to disclose their material accounting policy information rather than their significant accounting policies. To support this amendment the Board also amended IFRS Practice Statement 2 Making Materiality Judgements (Materiality Practice Statement) to explain and demonstrate the application of the “four-step materiality process” to accounting policy disclosures.

Amendment to IFRS 16 Covid-19-Related Rent Concessions beyond 30 June 2021 was issued in March 2021 and extends by one year the application period of the practical expedient in IFRS 16. In response to calls from stakeholders and because the Covid-19 pandemic is still at its height, the amendment extends this relief by one year to cover rent concessions that reduce only lease payments due on or before June 30, 2022. The original amendment was issued in May 2020 and exempts lessees from having to consider individual lease contracts to determine whether rent concessions, such as rent holidays and temporary rent reductions, occurring as a direct consequence of the Covid-19 pandemic are lease modifications, and allows lessees to account for such rent concessions as if they were not lease modifications. The amendment is effective for annual reporting periods beginning on or after April 1, 2021.

Amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction were issued in May 2021 and specify how companies should account for deferred tax on transactions such as leases and decommissioning obligations. IAS 12 Income Taxes specifies how a company accounts for income tax, including deferred tax, which represents tax payable or recoverable in the future. In specified circumstances, companies are exempt from recognizing deferred tax when they recognize assets and liabilities for the first time. Previously, there had been some uncertainty about whether the exemption applied to transactions such as leases and decommissioning obligations, transactions for which companies recognize both an asset and a liability. The amendments clarify that the exemption does not apply and that companies are required to recognize deferred tax on such transactions. The aim of the amendments is to reduce diversity in the reporting of deferred tax on leases and decommissioning obligations. The amendments will become effective for annual reporting periods beginning on or after January 1, 2023, with early application permitted.

Amendment to IFRS 17 Initial Application of IFRS 17 and IFRS 9 – Comparative Information, was issued in December 2021 and includes a narrow-scope amendment to the transition requirements in IFRS 17, providing insurers with an option aimed at improving the usefulness of information to investors on initial application of the new Standard. The amendment relates to insurers’ transition to the new Standard only, and it does not affect any other requirements in IFRS 17. IFRS 17 and IFRS 9 have different transition requirements. For some insurers, these differences can cause temporary accounting mismatches between financial assets and insurance contract liabilities in the comparative information they present in their financial statements when applying IFRS 17 and IFRS 9 for the first time. IFRS 17, including this amendment, is effective for annual reporting periods beginning on or after January 1, 2023.

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[813000] Notes - Interim financial reporting

Disclosure of interim financial reporting

GRUPO TELEVISA, S.A.B. AND SUBSIDIARIES

Notes to Interim Unaudited Condensed Consolidated Financial Statements
As of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020
(In thousands of Mexican Pesos, except per CPO, per share, and exchange rate amounts, unless otherwise indicated).

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs” on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

Grupo Televisa, S.A.B. together with its subsidiaries (collectively, the “Group”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. The Group’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers, as well as managed services to domestic and international carriers. The Group owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable and DTH systems. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the U.S. and over 60 countries through television networks, cable operators and over-the-top or “OTT” services. The Group also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

2.	Basis of Preparation and Accounting Policies

These interim condensed consolidated financial statements of the Group, as of December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020, are unaudited, and have been prepared in accordance with the guidelines provided by the International Accounting Standard 34, Interim Financial Reporting. In the opinion of management, all adjustments necessary for a fair presentation of the condensed consolidated financial statements have been included herein.

These interim unaudited condensed consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements and notes thereto for the years ended December 31, 2021, 2020 and 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS Standards”) as issued by the International Accounting Standards Board (“IASB”), and include, among other disclosures, the Group’s most significant accounting policies, which were applied on a consistent basis as of December 31, 2021.

These interim unaudited condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Group’s audited consolidated financial statements for the years ended December 31, 2021, 2020 and 2019. There have been no significant changes in the Corporate Finance Department of the Company or in any risk management policies since the year end.

These interim unaudited condensed consolidated financial statements were authorized for issuance on March 30, 2022, and were also authorized for issuance on April 27, 2022, for the events disclosed in the last paragraph  of Note 22, by the Group’s Corporate Vice President of Finance.

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The preparation of interim unaudited condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these interim unaudited condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the audited consolidated financial statements for the year ended December 31, 2021.

3.	Disposition of OCEN and Radiópolis, and Transaction with UH II

In July 2019, the Company announced an agreement with Live Nation Entertainment, Inc. (“Live Nation”) to dispose of its 40% equity interest in OCESA Entretenimiento, S.A. de C.V. (“OCEN”), a live entertainment company with operations in Mexico, Central America and Colombia. OCEN (i) is a direct associate of OISE Entretenimiento, S.A. de C.V. (“OISE Entretenimiento”), which was a wholly-owned subsidiary of the Company; and (ii) was a former subsidiary of Compañía Interamericana de Entretenimiento, S.A.B. de C.V. (“CIE”). The disposal of OCEN was expected to be completed by the parties in the first half of 2020, through the sale of the total outstanding shares of OISE Entretenimiento, which net assets were comprised primarily of the 40% equity stake in OCEN. This transaction was subject to customary closing conditions, including regulatory approvals and certain notifications, and to the closing of the proposed sale by CIE to Live Nation of a portion of its stake in OCEN. In consideration for the sale of the shares of OISE Entretenimiento, the Company expected to receive cash proceeds in the aggregate amount of Ps.5,206,000. As a result of this transaction, beginning on July 31, 2019, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN as current assets held for sale in its consolidated statement of financial position. In connection with a purported unilateral termination of the stock purchase agreement by Live Nation which was notified to the Company in May 2020, beginning on May 31, 2020, the Company: (i) ceased to classify the assets of OISE Entretenimiento, including the investment in OCEN, as current assets held for sale; (ii) classified its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized its share of income of OCEN, which was discontinued from August 1, through December 31, 2019, in consolidated retained earnings as of January 1, 2020 in the amount of Ps.147,975 and (iv) began to recognize its share of income or loss of OCEN for the year ended December 31, 2020. On September 13, 2021, the Company announced that it had reached an agreement with Live Nation to move forward with the previously announced acquisition by Live Nation of the Group’s unconsolidated 40% equity participation in OCEN. As a result, the Group classified the assets of OISE Entretenimiento, including the carrying amount of its investment in OCEN, as current assets held for sale in its consolidated statement of financial position as of September 30, 2021, and discontinued recognizing its share of income or loss from October 1 through November 30, 2021. On December 6, 2021, the Company announced the closing of the sale of its consolidated 40% equity participation in OCEN to Live Nation. In December 2021, the Company concluded this transaction and received a payment in cash of Ps.4,806,549; recognized an account receivable of Ps.364,420 in connection with a 7% retention of the total amount of the transaction to cover OCEN potential operating losses, if any, for a period of time following closing; and accounted for a pretax income of Ps.4,547,029 for the disposal of this investee in other consolidated income for the year ended December 31, 2021 (see Notes 5 and 14).

In July 2019, the Company announced a stock purchase agreement with Corporativo Coral, S.A. de C.V. (“Coral”) and Miguel Alemán Magnani as Obligor to dispose of its 50% equity interest in Radiópolis, a direct subsidiary of the Company at that date which was engaged in the Radio business, for an aggregate amount of Ps.1,248,000, as well as the payment of a dividend by Radiópolis to the Company by the closing date of the transaction. While the sale of the Company’s equity interest in the Radio business was consummated for legal and tax purposes as of December 31, 2019, the total assets and related total liabilities of Radiópolis in the amount of Ps.1,675,426 and Ps.432,812, respectively, as of December 31, 2019, were classified as current assets and current liabilities held for sale in the Group’s consolidated statement of financial position as of that date, as the voting interest of the Company in Radiópolis continued to be in place until the full payment of the purchase price was made by the acquirer. In March and June 2020, the Company entered into additional agreements with Coral an its Obligor to complete this transaction by which, among other things, the acquirer made two cash payments in March and June 2020, for the amount of Ps.603,395 and Ps.110,000, respectively, and a final cash payment in July 2020 for the amount of Ps.534,605. In July 2020, the Company concluded this transaction and received the payment of a dividend from Radiópolis in the amount of Ps.285,669.As a result of this transaction, the Group recognized a pre-tax gain on the disposition of Radiópolis of Ps.932,449 in consolidated other income for the year ended December 31, 2020. Following this transaction, the Group classified its former Radio operations as disposed operations in the segment information of its consolidated statements of income for the years ended December 31, 2020 and 2019. The Group did not classify its former Radio operations as discontinued operations in these consolidated statements of income, as these operations did not represent a separate major line of business in any of those years, based on a materiality assessment performed by management (see Notes 15 and 19).

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On April 13, 2021, the Group and Univision Holdings, Inc. (“UHI”) announced a transaction agreement (the “Transaction Agreement”) in which the Group’s content and media assets would be combined with UH II (the successor company of UHI, as referred to in the paragraph below), and the Group would continue to participate in UH II, with an equity stake of approximately 45% following the closing of the transaction. The Group would also retain ownership of its Cable, Sky and Other Businesses segments, as well as the main real estate associated with the production facilities, the broadcasting concessions and transmission infrastructure in Mexico. The Group would contribute to UH II the assets specified in the Transaction Agreement, including, subject to certain exceptions, its Content business, for a total value of U.S.$4,500 million, comprised of U.S.$3,000 million in cash, U.S.$750 million in common stock of UH II and U.S.$750 million in preferred stock of UH II, with an annual dividend of 5.5%. In connection with this transaction, UHI would receive all assets, intellectual property and library related to the News division of the Group’s Content business, but will outsource production of news content for Mexico to a company owned by the Azcárraga family. The combination was approved by each of the Board of Directors of the Company, the Board of Directors of UHI, and the Stockholders of the Company in the first half of 2021. The transaction was subject to customary closing conditions, including receipt of regulatory approvals in primarily in the United States and Mexico, among others. On September 14, 2021, the IFT announced its approval of this transaction. As of December 31, 2021, the Group continued to consolidate the results of its Content business as the Group had not ceased to exercise control of this business segment as of that date.Also, as of December 31, 2021, the Group continued to present its Content business as a reportable segment of continuing operations, as all the required regulatory approvals had not been obtained by the parties as of that date, and those approvals were considered substantial. On January 24, 2022, the Company and UH II announced that U.S. regulatory approvals sought in connection with the proposed merger of the Group’s media, content and production assets with Univision had been received, and all required regulatory approvals for the transaction had been already received by that date. As a result, the transaction announced on April 13, 2021, was concluded by the parties on January 31, 2022 (see Notes 5 and 22).

4.	Investments in Financial Instruments

At December 31, 2021 and 2020, the Group had the following investments in financial instruments:

		December 31, 2021		December 31, 2020
Equity instruments measured at fair value through other comprehensive income:
Open-Ended Fund (1)	Ps.	945,176	Ps.	1,135,803
Publicly traded equity instruments (2)		3,517,711		5,397,504
Other equity instruments (3)		1,607,969		468,552
		6,070,856		7,001,859
Other		5,223		853
	Ps.	6,076,079	Ps.	7,002,712

(1)
The Group has an investment in an Open-Ended Fund that has as a primary objective to achieve capital appreciation by using a broad range of strategies through investments in securities, including without limitation stock, debt and other financial instruments, a principal portion of which are considered as Level 1 financial instruments, in telecom, media and other sectors across global markets, including Latin America and other emerging markets. Shares may be redeemed on a quarterly basis at the Net Asset Value (“NAV”) per share as of such redemption date. The fair value of this fund is determined by using the NAV per share. The NAV per share is calculated by determining the value of the fund assets, all of which are measured at fair value,and subtracting all of the fund liabilities and dividing the result by the total number of issued shares. In September and December 2020, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$153.7 million (Ps.3,155,643) and recognized cash proceeds from this redemption for such aggregate amount. In March 2021, the Company redeemed a portion of its investment in Open-Ended Fund at the aggregate fair value amount of U.S.$10.0 million (Ps.258,956) and recognized cash proceeds from this redemption for such aggregate amount.

(2)
Their fair value of publicly traded equity instruments is determined by using quoted market prices at the measurement date. In the first half of 2021, the Company disposed of a portion of these publicly traded equity instruments and recognized cash proceeds from this disposition in the aggregate amount of Ps.1,755,415.

(3)
Other equity instruments include unquoted equity investments, which are initially recognized at cost with any subsequent changes in fair value recognized through other comprehensive income or loss. The Group disposed of these investments on January 31, 2022, in connection with the closing of the transaction with UH II (see Note 3 and 22).

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A roll-forward of investments in financial assets at fair value through other comprehensive income or loss for the years ended December 31, 2021 and 2020, is presented as follows:

		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2021	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859
Investments		-		-		1,118,178		1,118,178
Disposition of investments		(258,956)		(1,756,434)		-		(2,015,390)
Change in fair value in other comprehensive income (loss)		68,329		(123,359)		21,239		(33,791)
At December 31, 2021	Ps.	945,176	Ps.	3,517,711	Ps.	1,607,969	Ps.	6,070,856

		Warrants Issued by UHI (1)		Open-Ended Fund (1)		Publicly Traded Equity Instruments		Other Equity Instruments		Total
At January 1, 2020	Ps.	33,775,451	Ps.	4,688,202	Ps.	5,751,001	Ps.	50,392	Ps.	44,265,046
Investments		-		-		-		602,446		602,446
Disposition of investments		-		(3,159,970)		-		-		(3,159,970)
Change in fair value in other comprehensive income		(16,387,752)		(392,429)		(353,497)		(184,286)		(17,317,964)
Warrants exercised for common stock of UHI		(17,387,699)		-		-		-		(17,387,699)
At December 31, 2020	Ps.	-	Ps.	1,135,803	Ps.	5,397,504	Ps.	468,552	Ps.	7,001,859

(1)
The foreign exchange gain in 2021 derived from the investment in an Open-Ended Fund, was hedged by foreign exchange loss in the consolidated statement of income for the year ended December 31, 2021, in the amount of Ps.99,673. The foreign exchange gain in 2020, derived from the warrants issued by UHI and the investment in an Open-Ended Fund was hedged by foreign exchange loss in the consolidated statement of income for the year ended December 31, 2020, in the amount of Ps.5,511,412 and Ps.471,097, respectively (see Notes 9 and 16).

5.	Investments in Associates and Joint Ventures

At December 31, 2021 and 2020, the Group had the following investments in associates and joint ventures accounted for by the equity method:

	Ownership as of December 31, 2021		December 31, 2021		December 31, 2020
Associates:
UH II and subsidiaries (1)	35.5%	Ps.	25,721,539	Ps.	21,424,180
OCEN and subsidiaries (2)			-		556,251
Other			164,903		113,905
Joint ventures:
Grupo de Telecomunicaciones de Alta Capacidad, S.A.P.I. de C.V. and subsidiaries (“GTAC”) (3)	33.3%		614,147		514,731
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary (“PDS”) (4)	50.0%		203,646		204,464
		Ps.	26,704,235	Ps.	22,813,531

(1)
The Group accounts for its investment in common stock of UH II (UHI through May 18, 2021, as described below), the parent company of Univision, under the equity method due to the Group’s ability to exercise significant influence, as defined under IFRS Standards, over UH II’s operations. The Group has the ability to exercise significant influence over the operating and financial policies of UH II because (i) it owns 5,701,335 Class “A” shares of common stock of UH II, representing 35.5% and 35.9% of the outstanding shares of UH II and UHI on a fully-diluted basis, respectively, as of December 31, 2021 and 2020, respectively, and 40.1% and 40.6% of the voting shares of UH II and UHI, respectively as of December 31, 2021 and 2020, respectively; and (ii) it has designated three members of the Board of Directors of TelevisaUnivision (formerly, UH II), one of which serves as the Chairman. The Chairman does not presently have tie-breaking vote or other similar power in connection with any decisions of the Board. The governing documents of TelevisaUnivision provide for a 13-member Board of Directors; however, the Board of Directors currently consists of 11 members, and the Group has the right to appoint two additional members. Through December 29, 2020, the date on which the Group exercised all of its outstanding warrants for common shares of UHI, the Group had the ability to exercise significant influence over the operating and financial policies of UHI because (i) it owned 1,110,382 Class “C” shares of common stock of UHI, representing 10% of the outstanding total shares of UHI and 14% of the voting shares of UHI, and 4,590,953 warrants issued by UHI, which upon their exercise, and together with the former investment in shares of UHI, represented approximately 36% on a fully-diluted, as-converted basis of the equity in UHI; and (ii) it had three officers and one director of the Company designated as members of the Board of Directors of UHI, which was composed of 19 directors of 22 available Board seats. Until January 31, 2022, the Group was also a party to a Program Licensing Agreement (“PLA”), as amended, with Univision, pursuant to which Univision had the right to broadcast certain Televisa content in the United States, and to another program license agreement pursuant to which the Group had the right to broadcast certain Univision content in Mexico, in each case through 7.5 years after the Group had voluntarily sold two-thirds of its initial investment in UHI. On February 25, 2020, UHI, Searchlight Capital Partners, LP (“Searchlight”), a global private investment firm, and ForgeLight LLC (“ForgeLight”), an operating and investment company focused on the media and consumer technology sectors, announced a definitive agreement in which Searchlight and ForgeLight would acquire a majority ownership interest in UHI from all stockholders of UHI other than the Group. Terms of the transaction were not publicly disclosed. The Group elected to retain its approximately 36% stake in UHI’s equity upon exercise of its warrants for shares of UHI common stock. Under the terms of the acquisition, Searchlight and ForgeLight would purchase the remaining 64% ownership interest from the other stockholders of UHI. The transaction closed on December 29, 2020. In conjunction with this transaction and a related decline in the estimated fair value of the Group’s investment in warrants issued by UHI, the Company’s management recognized an impairment loss in the amount of U.S.$228.6 million (Ps.5,455,356) that decreased the carrying amount of the Group’s investment in shares of UHI in the first quarter of 2020. This impairment adjustment was accounted for in share of income or loss of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2020. On May 18, 2021, UHI concluded a reorganization through a series of transactions (the “Reorganization”) pursuant to which, among other things, UH II acquired a controlling financial interest in UHI on that date. The Reorganization was effectuated by UHI in connection with the transaction with the Group concluded on January 31, 2022. As a result of the Reorganization of UHI: (i) the Group and other existing stockholders of UHI exchanged their shares of the capital stock of UHI for the same number and class of newly issued shares of UH II; (ii) UHI issued common stock to a new investor and then these shares were exchanged for shares in UH II; (iii) the Group held an equity interest in the capital stock of UH II of 35.5% on a fully-diluted basis; and (iv) UH II became a successor company of UHI. In connection with theReorganization of UHI, and other observable indications that the value of the Group’s net investment in UH II increased significantly during 2021 (including internal and external valuations of the recoverable amount of UH II), in the second half of 2021 the Group’s management assessed whether there was any indication that the impairment loss recognized by the Group in the first quarter of 2020 for its net investment in shares of UHI might no longer exist or might have decreased. As a result, the Group’s management concluded that there had been a change in the estimates used to determine the recoverable amount of the Group’s net investment in UH II since the last impairment loss was recognized, and the carrying amount of such net investment was increased to its recoverable amount. The reversal of the impairment loss amounted to U.S.$199.1 million (Ps.4,161,704) and was recognized in share of income of associates and joint ventures in the Group’s consolidated statement of income for the year ended December 31, 2021 (see Notes 1, 3, 9, 14, 16 and 22).

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(2)
OCEN is engaged in the live entertainment business in Mexico, Central America and Colombia. In 2020, the stockholders of OCEN did not received any dividends. Beginning on May 31, 2020, the Company (i) ceased to classify the investment in OCEN, as current assets held for sale; (ii) began to classify its equity interest in OCEN as an investment in associates and joint ventures in its consolidated statement of financial position; (iii) recognized in consolidated retained earnings as of January 1, 2020, its share of income of OCEN, which was discontinued from August 1 through December 31, 2019, in the amount of Ps.147,975; and (iv) began to recognize its share of income or loss of OCEN since January 1, 2020. As of September 30, 2021, the Group classified this non-current investment, which included goodwill of Ps.359,613, as current assets held for sale, and beginning on October 1, 2021, the Group discontinued the use of the equity method to account for the investment in this associate. OCEN was disposed of by the Group in December 2021 (see Notes 3 and 14).

(3)
GTAC was granted a 20-year contract for the lease of a pair of dark fiber wires held by the Mexican Federal Electricity Commission and a concession to operate a public telecommunications network in Mexico with an expiration date in 2030. GTAC is a joint venture in which a subsidiary of the Company, a subsidiary of Grupo de Telecomunicaciones Mexicanas, S.A. de C.V., and a subsidiary of Megacable, S.A. de C.V., have an equal equity participation of 33.3%. In June 2010, a subsidiary of the Company entered into a long-term credit facility agreement to provide financing to GTAC for up to Ps.688,217, with an annual interest rate of the Mexican Interbank Interest Rate (“Tasa de Interés Interbancaria de Equilibrio” or “TIIE”) plus 200 basis points. Under the terms of this agreement, principal and interest are payable at dates agreed by the parties, between 2013 and 2021. As of December 31, 2021 and 2020, GTAC had used a principal amount of Ps.688,183 under this credit facility. During the years ended December 31, 2021 and 2020 GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.97,342 and Ps.123,390, respectively. Also, a subsidiary of the Company entered into supplementary long-term loans to provide additional financing to GTAC for an aggregate principal amount of Ps.1,077,732, with an annual interest of TIIE plus 200 basis points computed on a monthly basis and payable on an annual basis or at dates agreed by the parties. Under the terms of these supplementary loans, principal amounts can be prepaid at dates agreed by the parties before their maturities between 2023 and 2030. During the years ended December 31, 2021 and 2020, GTAC paid principal and interest to the Group in connection with this credit facility in the aggregate principal amount of Ps.147,413 and Ps.122,656, respectively. The net investment in GTAC as of December 31, 2021 and 2020, included amounts receivable in connection with this long-term credit facility and supplementary loans to GTAC in the aggregate amount of Ps.755,973 and Ps.821,253, respectively. These amounts receivable are in substance a part of the Group’s net investment in this investee (see Note 9).

(4)
The Group accounts for its investment in PDS under the equity method, due to its 50% interest in this joint venture. As of December 31, 2021 and 2020, the Group’s investment in PDS included intangible assets and goodwill in the aggregate amount of Ps.113,837.

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6.	Property, Plant and Equipment, Net

Property, plant and equipment as of December 31, 2021 and 2020, consisted of:

		December 31, 2021		December 31, 2020
Buildings	Ps.	10,127,239	Ps.	9,816,944
Building improvements		183,735		183,368
Technical equipment		172,795,206		157,262,188
Satellite transponders		6,026,094		6,026,094
Furniture and fixtures		1,298,803		1,263,800
Transportation equipment		3,407,907		3,122,232
Computer equipment		9,514,099		9,198,382
Leasehold improvements		3,728,496		3,605,636
		207,081,579		190,478,644
Accumulated depreciation		(138,586,625)		(124,957,287)
		68,494,954		65,521,357
Land		4,891,626		4,886,600
Construction and projects in progress		14,535,546		12,873,670
	Ps.	87,922,126	Ps.	83,281,627

As of December 31, 2021, technical equipment includes Ps.937,767 and related accumulated depreciation of Ps.433,426, in connection with costs of dismantling certain equipment of the cable networks in the Group’s Cable segment.

Depreciation charged to income for the years ended December 31, 2021 and 2020, was Ps.17,730,550 and Ps.17,689,503, respectively.

During the years ended December 31, 2021 and 2020, the Group invested Ps.23,267,847 and Ps.20,131,738, respectively, in property, plant and equipment as capital expenditures.

7.	Right-of-use Assets, Net

Right-of-use assets, net, as of December 31, 2021 and 2020, consisted of:

		December 31, 2021		December 31, 2020
Buildings	Ps.	6,289,224	Ps.	5,464,584
Satellite transponders		4,275,619		4,275,619
Technical equipment		1,999,573		1,883,982
Computer equipment		437,361		-
Others		321,460		231,138
		13,323,237		11,855,323
Accumulated depreciation		(5,718,670)		(4,643,158)
	Ps.	7,604,567	Ps.	7,212,165

Depreciation charged to income for the years ended December 31, 2021 and 2020, was Ps.1,148,048 and Ps.1,096,774, respectively.

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8.	Intangible Assets and Goodwill, Net

The balances of intangible assets and goodwill, net, as of December 31, 2021 and 2020, were as follows:

		December 31, 2021						December 31, 2020
		Cost		Accumulated Amortization		Carrying Amount		Cost		Accumulated Amortization		Carrying Amount
Intangible assets and goodwill with indefinite useful lives:
Trademarks	Ps.	35,242	Ps.	-	Ps.	35,242	Ps.	35,242	Ps.	-	Ps.	35,242
Concessions		15,166,067		-		15,166,067		15,166,067		-		15,166,067
Goodwill		14,036,657		-		14,036,657		14,113,626		-		14,113,626
Intangible assets with finite useful lives:
Trademarks		2,227,096		(2,043,442)		183,654		2,227,096		(1,971,314)		255,782
Concessions		553,505		(553,505)		-		553,505		(442,804)		110,701
Licenses and software		14,831,874		(9,672,946)		5,158,928		13,139,480		(8,446,906)		4,692,574
Subscriber lists		8,806,951		(7,574,668)		1,232,283		8,804,334		(7,258,070)		1,546,264
Payments for renewal of concessions		5,825,559		-		5,825,559		5,825,559		-		5,825,559
Other intangible assets		5,446,636		(4,829,145)		617,491		5,169,795		(4,191,392)		978,403
	Ps.	66,929,587	Ps.	(24,673,706)	Ps.	42,255,881	Ps.	65,034,704	Ps.	(22,310,486)	Ps.	42,724,218

Amortization charged to income for the years ended December 31, 2021 and 2020, was Ps.2,539,771 and Ps.2,474,510, respectively. Additional amortization charged to income for the years ended December 31, 2021 and 2020, was Ps.329,144 and Ps.380,863, respectively, primarily in connection with amortization of soccer player rights.

In November 2018, the IFT approved (i) 23 concessions for the use of spectrum that comprise the Company’s 225 TV stations, for a term of 20 years, starting in January 2022 and ending in January 2042, and (ii) six concessions that grant the authorization to provide digital broadcasting television services of such 225 TV stations, for a term of 30 years, starting in January 2022 and ending in January 2052. In November 2018, the Group paid for such renewal an aggregate amount of Ps.5,754,543 in cash, which included a payment of Ps.1,194 for administrative expenses and recognized this payment as an intangible asset in its consolidated statement of financial position. This amount will be amortized in a period of 20 years beginning on January 1, 2022, by using the straight-line method.

As of December 31, 2021 and 2020, there was no evidence of significant impairment indicators in connection with the Group’s intangible assets in the Cable, Sky and Content segments.

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9.	Debt and Lease Liabilities

As of December 31, 2021 and 2020, debt and lease liabilities were as follows:

						December 31, 2021		December 31, 2020
		Principal		Finance Costs		Principal, net		Principal, net
U.S. dollar debt:
6.625% Senior Notes due 2025 (1)	Ps.	12,301,860	Ps.	(124,505)	Ps.	12,177,355	Ps.	11,806,765
4.625% Senior Notes due 2026 (1)		6,150,930		(19,457)		6,131,473		5,960,366
8.5% Senior Notes due 2032 (1)		6,150,930		(18,104)		6,132,826		5,964,920
6.625% Senior Notes due 2040 (1)		12,301,860		(114,115)		12,187,745		11,849,095
5% Senior Notes due 2045 (1)		20,503,100		(396,054)		20,107,046		19,536,333
6.125% Senior Notes due 2046 (1)		18,452,790		(114,497)		18,338,293		17,835,086
5.250% Senior Notes due 2049 (1)		15,377,325		(283,857)		15,093,468		14,667,765
Total U.S. dollar debt	Ps.	91,238,795	Ps.	(1,070,589)	Ps.	90,168,206	Ps.	87,620,330
Mexican peso debt:
8.79% Notes due 2027 (2)		4,500,000		(13,762)		4,486,238		4,483,878
8.49% Senior Notes due 2037 (1)		4,500,000		(11,178)		4,488,822		4,488,097
7.25% Senior Notes due 2043 (1)		6,500,000		(50,723)		6,449,277		6,446,909
Bank loans (3)		16,000,000		(60,517)		15,939,483		15,911,650
Bank loans (Sky) (4)		3,650,000		-		3,650,000		2,750,000
Bank loans (TVI) (5)		610,404		(288)		610,116		852,107
Total Mexican peso debt	Ps.	35,760,404	Ps.	(136,468)	Ps.	35,623,936	Ps.	34,932,641
Total debt (6)		126,999,199		(1,207,057)		125,792,142		122,552,971
Less: Current portion of long-term debt		4,110,404		(3,972)		4,106,432		616,991
Long-term debt, net of current portion	Ps.	122,888,795	Ps.	(1,203,085)	Ps.	121,685,710	Ps.	121,935,980

Lease liabilities:
Satellite transponder lease obligation (7)					Ps.	3,457,524	Ps.	3,818,559
Other lease liabilities(8)						6,223,035		5,473,792
Total lease liabilities						9,680,559		9,292,351
Less: Current portion						1,478,382		1,277,754
Lease liabilities, net of current portion					Ps.	8,202,177	Ps.	8,014,597

(1)
The Senior Notes due between 2025 and 2049, in the aggregate outstanding principal amount of U.S.$4,450 million and Ps.11,000,000, are unsecured obligations of the Company, rank equally in right of payment with all existing and future unsecured and unsubordinated indebtedness of the Company, and are junior in right of payment to all of the existing and future liabilities of the Company’s subsidiaries. Interest rate on the Senior Notes due 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046, and 2049 including additional amounts payable in respect of certain Mexican withholding taxes, is 6.97%, 4.86%, 8.94%, 8.93%, 6.97%, 7.62%, 5.26%, 6.44% and 5.52% per annum, respectively, and is payable semi-annually. These Senior Notes may not be redeemed prior to maturity, except: (i) in the event of certain changes in law affecting the Mexican withholding tax treatment of certain payments on the securities, in which case the securities will be redeemable, in whole or in part, at the option of the Company; and (ii) in the event of a change of control, in which case the Company may be required to redeem the securities at 101% of their principal amount. Also, the Company may, at its own option, redeem the Senior Notes due 2025, 2026, 2037, 2040, 2043, 2046 and 2049, in whole or in part, at any time at a redemption price equal to the greater of the principal amount of these Senior Notes or the present value of future cash flows, at the redemption date, of principal and interest amounts of the Senior Notes discounted at a fixed rate of comparable U.S. or Mexican sovereign bonds. The Senior Notes due 2026, 2032, 2040, 2043, 2045, 2046 and 2049 were priced at 99.385%, 99.431%, 98.319%, 99.733%, 96.534%, 99.677% and 98.588%, respectively, for a yield to maturity of 4.70%, 8.553%, 6.755%, 7.27%, 5.227%, 6.147% and 5.345%, respectively. The Senior Notes due 2025 were issued in two aggregate principal amounts of U.S.$400 million and U.S.$200 million, and were priced at 98.081% and 98.632%, respectively, for a yield to maturity of 6.802% and 6.787%, respectively. The agreement of these Senior Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions. The Senior Notes due 2025, 2026, 2032, 2037, 2040, 2045, 2046 and 2049 are registered with the U.S. Securities and Exchange Commission (“SEC”). The Senior Notes due 2043 are registered with both the SEC and the Mexican Banking and Securities Commission (“Comisión Nacional Bancaria y de Valores” or “CNBV”).

(2)
In 2017, the Company issued Notes (“Certificados Bursátiles”) due 2027, through the BMV in the aggregate principal amount of Ps.4,500,000, interest rate on the Notes due 2027 is 8.79% per annum and is payable semi-annually. The Company may, at its own option, redeem the Notes due 2027, in whole or in part, at any semi-annual interest payment date at a redemption price equal to the greater of the principal amount of the outstanding Notes and the present value of future cash flows, at the redemption date, of principal and interest amounts of the Notes discounted at a fixed rate of comparable Mexican sovereign bonds. The agreement of the Notes contains covenants that limit the ability of the Company and certain restricted subsidiaries appointed by the Company’s Board of Directors, and engaged in the Group’s Content segment, to incur or assume liens, perform sale and leaseback transactions, and consummate certain mergers, consolidations and similar transactions.

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(3)
In 2017, the Company entered into long-term credit agreements with three Mexican banks, in the aggregate principal amount of Ps.6,000,000, with an annual interest rate payable on a monthly basis of 28-day TIIE plus a range between 125 and 130 basis points, and principal maturities between 2022 and 2023. Under the terms of these loan agreements, the Company is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with the restrictive covenant on certain spin-offs, mergers and similar transactions. In July 2019, the Company entered into a credit agreement for a five-year term loan with a syndicate of banks in the aggregate principal amount of Ps.10,000,000. The funds from this loan were used for general corporate purposes, including the refinancing of the Company’s indebtedness. This loan bears interest at a floating rate based on a spread of 105 or 130 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. The credit agreement of this loan requires the maintenance of financial ratios related to indebtedness and interest expense.

(4)
In March 2016, Sky entered into long-term credit agreements with two Mexican banks in the aggregate principal amount of Ps.5,500,000, with maturities between 2021 and 2023, and interest payable on a monthly basis with an annual interest rate in the range of 7.0% and 7.13%. In July 2020, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.2,818,091, which included principal amount prepayment of Ps.2,750,000, and related accrued interest and transaction costs in the amount of Ps.68,091. In December 2021, Sky prepaid a portion of these loans in the aggregate cash amount of Ps.1,750,365, which included principal amount prepayment of Ps.1,750,000, and related accrued interest in the amount of Ps.365. In December 2021, Sky entered into long-term credit agreement with a Mexican Bank in the aggregate principal amount of Ps.2,650,000, with maturity in December 2026, which included a Ps.1,325,000 loan with an annual interest rate of 8.215%, and a Ps.1,325,000 loan with an annual interest rate payable on a monthly basis of 28-day TIIE plus 90 basis points.The funds from these loans will be used for general corporate purposes, including the prepayment of Sky´s indebtedness. Under the terms of these credit agreements, Sky is required to: (a) maintain certain financial coverage ratios related to indebtedness and interest expense; and (b) comply with a restrictive covenant on spin-offs, mergers and similar transactions.

(5)
As of December 31, 2021 and 2020, included outstanding balances in the aggregate principal amount of Ps.610,404 and Ps.852,893, respectively, in connection with credit agreements entered into by TVI with Mexican banks, with maturities between 2020 and 2022, bearing interest at an annual rate of TIIE plus a range between 100 and 125 basis points, which is payable on a monthly basis. This TVI long- term indebtedness is guaranteed by the Company. Under the terms of these credit agreements, TVI is required to comply with certain restrictive covenants and financial coverage ratios.

(6)	Net debt is presented net of unamortized finance costs as of December 31, 2020, in the aggregate amount of Ps.1,324,307.
(7)
Under a capital lease agreement entered into with Intelsat Global Sales & Marketing Ltd. (“Intelsat”) in March 2010, Sky is obligated to pay at an annual interest rate of 7.30% a monthly fee through 2027 of U.S.$3.0 million for satellite signal reception and retransmission service from 24 KU-band transponders on satellite IS-21, which became operational in October 2012. The service term for IS-21 will end at the earlier of: (a) the end of 15 years or; (b) the date IS-21 is taken out of service (see Note 7).

(8)
Lease liabilities recognized beginning on January 1, 2019 under IFRS 16 Leases (“IFRS 16”) in the aggregate amount of Ps.5,533,552 and Ps.4,745,292, as of December 31, 2021 and 2020, respectively. These lease liabilities have terms which expired at various dates between 2021 and 2051. Lease liabilities also includes Ps.689,483 and Ps.728,500, as of December 31, 2021 and 2020, respectively, in connection with a lease agreement entered into by a subsidiary of the Company and GTAC, for the right to use certain capacity of a telecommunications network through 2030.

As of December 31, 2021 and 2020, the outstanding principal amounts of Senior Notes of the Company that have been designated as hedging instruments of the Group’s investment in UH II and the investment in Open-Ended Fund (hedged items), were as follows:

	.	December 31, 2021				December 31, 2020
Hedged items		Millions of U.S. dollars		Thousands of Mexican Pesos		Millions of U.S. dollars		Thousands of Mexican Pesos
Investment in shares of UH II (UHI, until May 18, 2021) (net investment hedge)	U.S.$	1,254.5	Ps.	25,721,539	U.S.$	1,074.0	Ps.	21,424,180
Open-Ended Fund (foreign currency fair value hedge)		46.1		945,176		56.9		1,135,803
Total	U.S.$	1,300.6	Ps.	26,666,715	U.S.$	1,130.9	Ps.	22,559,983

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The foreign exchange gain or loss derived from the Company’s U.S. dollar denominated long-term debt designated as a hedge, for the years ended December 31, 2021 and 2020, is analyzed as follows (see Notes 4 and 16):

Foreign Exchange Gain or Loss Derived from Senior Notes Designated as Hedging Instruments		December 31, 2021		December 31, 2020
Recognized in:
Comprehensive loss	Ps.	(604,856)	Ps.	(7,343,244)
Total foreign exchange loss derived from hedging Senior Notes	Ps.	(604,856)	Ps.	(7,343,244)
Offset against by:
Foreign currency translation gain derived from the hedged net investment in shares of UH II and UHI	Ps.	505,183	Ps.	1,360,735
Foreign exchange gain derived from hedged warrants issued by UHI		-		5,511,412
Foreign exchange gain derived from the hedged Open-Ended Fund		99,673		471,097
Total foreign currency translation and foreign exchange gain derived from hedged assets	Ps.	604,856	Ps.	7,343,244

The table below analyzes the Group’s debt and lease liabilities into relevant maturity groupings based on the remaining period at December 31, 2021, to the contracted maturity date:

		Less than 12 Months January 1, 2022 to December 31, 2022		12-36 Months January 1, 2023 to December 31, 2024		36-60 Months January 1, 2025 to December 31, 2026		Maturities Subsequent to December 31, 2026		Total
Debt (1)	Ps.	4,110,404	Ps.	13,500,000	Ps.	21,102,790	Ps.	88,286,005	Ps.	126,999,199
Lease liabilities		1,478,382		2,469,270		2,478,486		3,254,421		9,680,559
Total debt and lease liabilities	Ps.	5,588,786	Ps.	15,969,270	Ps.	23,581,276	Ps.	91,540,426	Ps.	136,679,758

(1)	The amounts of debt are disclosed on a principal amount basis.

Credit Facility

During 2018, the Company executed a revolving credit facility with a syndicate of banks, for up to an amount equivalent to U.S.$618 million payable in Mexican pesos, which funds may be used for the repayment of existing indebtedness and other general corporate purposes. In March 2020, the Company drew down Ps.14,770,694 under this revolving credit facility, with a maturity in the first quarter of 2022, and interest payable on a monthly basis at a floating rate based on a spread of 87.5 or 112.5 basis points over the 28-day TIIE rate depending on the Group’s net leverage ratio. This facility was used by the Company as a prudent and precautionary measure to increase the Group’s cash position and preserve financial flexibility in light of uncertainty in the global and local markets resulting from the COVID-19 outbreak. On October 6, 2020, the Company prepaid in full without penalty the principal amount of Ps.14,770,694 under this revolving credit facility. The Company retained the right to reborrow the facility in an amount of up to the Mexican peso equivalent of U.S.$618 million, and the facility remained unused as of December 31, 2021, and was available through first quarter of 2022. Under the terms of this credit facility, the Company is required to comply with certain restrictive covenants and financial coverage ratios.

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10.	Financial Instruments

The Group’s financial instruments presented in the consolidated statements of financial position included cash and cash equivalents, temporary investments, accounts and notes receivable, a long-term loan receivable from GTAC, non-current investments in debt and equity securities, securities in the form of an open-ended fund, accounts payable, outstanding debt, lease liabilities, and derivative financial instruments. For cash and cash equivalents, temporary investments, accounts receivable, accounts payable, and the current portion of long-term debt and lease liabilities, the carrying amounts approximate fair value due to the short maturity of these instruments. The fair value of the Group’s long-term debt securities is based on quoted market prices.

The fair value of long-term loans that the Group borrowed from leading Mexican banks (see Note 9) has been estimated using the borrowing rates currently available to the Group for bank loans with similar terms and average maturities. The fair value of non-current investments in financial instruments, and currency option and interest rate swap agreements were determined by using valuation techniques that maximize the use of observable market data.

The carrying and estimated fair values of the Group’s non-derivative financial instruments as of December 31, 2021 and 2020, were as follows:

		December 31, 2021				December 31, 2020
		Carrying Amount		Fair Value		Carrying Amount		Fair Value
Assets: Cash and cash equivalents	Ps.	25,828,215	Ps.	25,828,215	Ps.	29,058,093	Ps.	29,058,093
Trade notes and accounts receivable, net		13,093,011		13,093,011		12,343,797		12,343,797
Long-term loans and interest receivable from GTAC (see Note 5)		755,973		760,143		821,253		824,092
Open-Ended Fund (see Note 4)		945,176		945,176		1,135,803		1,135,803
Publicly traded equity instruments (see Note 4)		3,517,711		3,517,711		5,397,504		5,397,504
Other equity instruments (see Note 4)		1,607,969		1,607,969		468,552		468,552
Liabilities:
Senior Notes due 2025, 2032 and 2040	Ps.	30,754,650	Ps.	39,592,552	Ps.	29,923,950	Ps.	40,584,237
Senior Notes due 2045		20,503,100		24,205,140		19,949,300		24,282,886
Senior Notes due 2037 and 2043		11,000,000		8,722,100		11,000,000		9,238,435
Senior Notes due 2026 and 2046		24,603,720		31,714,380		23,939,160		31,811,792
Senior Notes due 2049		15,377,325		19,307,154		14,961,975		18,978,667
Notes due 2027		4,500,000		4,509,405		4,500,000		5,035,860
Long-term notes payable to Mexican banks		20,260,404		20,417,854		19,602,893		19,801,142
Lease liabilities		9,680,559		9,830,878		9,292,351		9,343,100

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The carrying amounts (based on estimated fair values), notional amounts, and maturity dates of the Group’s derivative financial instruments as of December 31, 2021 and 2020, were as follows:

December 31, 2021: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date
Assets:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	127	Ps.	87,600		May 2022
Interest rate swaps		133,197	Ps.	10,000,000		June 2024
Total assets	Ps.	133,324

Liabilities:
Derivatives recorded as accounting hedges: (cash flow hedges)
TVI’s interest rate swap	Ps.	2,015	Ps.	522,804		April 2022
Interest rate swaps		9,749	Ps.	2,000,000		October 2022
Interest rate swaps		7,243	Ps.	1,500,000		October 2022
Interest rate swaps		23,798	Ps.	2,500,000		February 2023
Forwards		35,524	U.S.$	67,125		January 2022 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap		2,943	Ps.	9,385,347		March 2022
TVI’s forwards		10,057	U.S.$	12,600		January 2022 through February 2022
Empresas Cablevisión´s forward		11,006	U.S.$	13,820		January 2022 through February 2022
Sky’s forwards		14,054	U.S.$	15,000		February 2022
Forwards		56,496	U.S.$	57,620		January 2022 through February 2022
Total liabilities	Ps.	172,885
December 31, 2020: Derivative Financial Instruments		Carrying Amount		Notional Amount (U.S. Dollars in Thousands	)	Maturity Date
Liabilities:
Derivatives recorded as accounting hedges (cash flow hedges):
TVI’s interest rate swap	Ps.	1,759	Ps.	122,400		May 2022
TVI’s interest rate swap		23,784	Ps.	730,493		April 2022
Interest rate swaps		109,146	Ps.	2,000,000		October 2022
Interest rate swaps		86,171	Ps.	1,500,000		October 2022
Interest rate swaps		180,941	Ps.	2,500,000		February 2023
Interest rate swaps		762,827	Ps.	10,000,000		June 2024
Forwards		714,763	U.S.$	330,500		January 2021 through March 2022
Derivatives not recorded as accounting hedges:
Interest rate swap		204,250	Ps.	9,385,347		March 2022
TVI’s forwards		176,868	U.S.$	88,353		January 2021 through February 2022
Empresas Cablevisión´s forwards		190,726	U.S.$	96,789		January 2021 through February 2022
Sky’s forwards		318,701	U.S.$	135,000		February 2021 through February 2022
Forwards		706,287	U.S.$	344,898		January 2021 through February 2022
Total liabilities	Ps.	3,476,223

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11.	Capital Stock and Long-Term Retention Plan

At December 31, 2021, shares of capital stock and CPOs consisted of (in millions):

	Authorized and Issued (1)	Repurchased by the Company (2)	Held by a Company´s Trust (3)	Outstanding
Series “A” Shares	121,073.9	-	(6,988.9)	114,085.0
Series “B” Shares	57,046.9	-	(5,583.4)	51,463.5
Series “D” Shares	87,006.6	-	(5,132.9)	81,873.7
Series “L” Shares	87,006.6	-	(5,132.9)	81,873.7
Total	352,134.0	-	(22,838.1)	329,295.9
Shares in the form of CPOs	290,849.7	-	(17,158.6)	273,691.1
Shares not in the form of CPOs	61,284.3	-	(5,679.5)	55,604.8
Total	352,134.0	-	(22,838.1)	329,295.9
CPOs	2,485.9	-	(146.7)	2,339.2
(1)			As of December 31, 2021, the authorized and issued capital stock amounted to Ps.4,836,708 (nominal Ps.2,423,549).
(2)
In connection with a share repurchase program that was approved by the Company’s stockholders and is exercised at the discretion of management. During the year ended December 31, 2021, the Company did not buy any shares under this program. In 2020, the Company repurchased 616.0 million shares, 5.3 million CPOs, in the amount of Ps.195,597. In April 2021, the Company’s stockholders approved the cancellation of 5,173.2 million shares of capital stock in the form of 44.2 million CPOs which were repurchased by the Company in 2019 and 2020 under this program.

(3)			Primarily, in connection with the Company’s Long-Term Retention Plan (“LTRP”) described below.

A reconciliation of the number of shares and CPOs outstanding for the years ended December 31, 2021 and 2020, is presented as follows (in millions):

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2021	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9
Acquired (2)	(429.8)	(378.2)	(601.7)	(601.7)	(2,011.4)	(17.2)
Forfeited (2)	(187.9)	(165.4)	(263.1)	(263.1)	(879.5)	(7.5)
Released (2)	1,683.5	1,078.6	1,716.1	1,716.1	6,194.3	49.0
As of December 31, 2021	114,085.0	51,463.5	81,873.7	81,873.7	329,295.9	2,339.2

	Series “A” Shares	Series “B” Shares	Series “D” Shares	Series “L” Shares	Shares Outstanding	CPOs Outstanding
As of January 1, 2020	116,223.9	52,852.8	84,083.8	84,083.8	337,244.3	2,402.4
Repurchased (1)	(131.6)	(115.8)	(184.3)	(184.3)	(616.0)	(5.3)
Cancelled and forfeited (2)	(3,097.4)	(1,830.0)	(2,911.3)	(2,911.3)	(10,750.0)	(83.2)
Acquired (2)	(86.0)	(75.6)	(120.3)	(120.3)	(402.2)	(3.4)
Released (2)	110.3	97.1	154.5	154.5	516.4	4.4
As of December 31, 2020	113,019.2	50,928.5	81,022.4	81,022.4	325,992.5	2,314.9

(1)	Repurchased or cancelled by the Company in connection with a share repurchase program.
(2)	Acquired, released, cancelled or forfeited by a Company’s trust in connection with the Company’s LTRP.

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Long-Term Retention Plan

During the year ended December 31, 2021, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of (i) 2,011.4 million shares of the Company in the form of 17.2 million CPOs, which were acquired in the amount of Ps.774,073; and (ii) 879.5 million shares of the Company in the form of 7.5 million CPOs, in connection with forfeited rights under this Plan. Additionally, in the second and fourth quarters of 2021, this trust released 5,736.5 million shares of the Company in the form of 49.0 million CPOs, and 457.8 million Series “A” Shares not in the form of CPOs.

During the first half of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 5,526.3 million shares of the Company in the form of 47.2 million CPOs, and 666.9 million Series “A” Shares, not in the form of CPO units, in connection with the cancellation of these shares in the fourth quarter of 2019, which were conditionally sold to certain Company’s officers and employees in 2015 and 2016; and (ii) 1,009.7 million shares in the form of 8.6 million CPOs, in connection with forfeited rights under this Plan. Additionally, in the second quarter of 2020, this trust released 516.4 million shares in the form of 4.4 million CPOs.

In the fourth quarter of 2020, the trust for the LTRP increased the number of shares and CPOs held for the purposes of this Plan in the amount of: (i) 3,196.1 million shares in the form of 27.4 million CPOs, and 351.0 million Series “A” Shares, not in the form of CPO units, in connection with forfeited rights under this Plan; and (ii) acquired 402.2 million shares of the Company in the form of 3.4 million CPOs, in the amount of Ps.111,979.

In connection with the Company’s LTRP, the Group accrued in equity attributable to stockholders of the Company a share-based compensation expense of Ps.1,066,863 and Ps.962,806 for the years ended December 31, 2021 and 2020, respectively, which amount was reflected in consolidated operating income as administrative expense.

12.	Retained Earnings

As of December 31, 2021 and 2020, the Company’s legal reserve amounted to Ps.2,139,007, and was classified into retained earnings in equity attributable to stockholders of the Company.

In April 2020, to further maximize liquidity and as a precautionary measure, the Company’s Board of Directors did not propose the payment of a 2020 dividend for approval of the Company’s general stockholders’ meeting held on April 28, 2020.

In April 2021, the Company’s stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO unit, which was paid in cash in May 2021, in the aggregate amount of Ps.1,053,392.

13.	Non-controlling Interests

In 2021 and 2020, the holding companies of the Sky segment paid a dividend to its equity owners in the aggregate amount of Ps.750,000 and Ps.2,750,000, respectively, of which Ps.309,174 and Ps.1,134,808, respectively, were paid to its non-controlling interests.

In 2021, Publicidad Virtual, S.A. de C.V. paid a dividend to its equity owners in the aggregate amount of Ps.40,000, of which Ps.19,600, were paid to its non-controlling interests.

In 2020, the stockholders of Pantelion, LLC. paid a dividend to its equity owners in the aggregate amount of Ps.394,269, of which Ps.193,192, was paid to its non-controlling interests.

In 2020, the stockholders of Radiópolis approved the payment of a dividend in the amount of Ps.650,346, of which Ps.325,173, was paid to its non-controlling interests.

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14.	Transactions with Related Parties

The balances of receivables and payables between the Group and related parties as of December 31, 2021 and 2020, were as follows:

		December 31, 2021		December 31, 2020
Current receivables:
UH II in 2021 and UHI in 2020, including Univision (1)	Ps.	819,355	Ps.	692,282
OCEN (see Notes 3 and 5)		-		34,137
Editorial Clío, Libros y Videos, S.A. de C.V.		337		2,308
Other		55,160		58,225
	Ps.	874,852	Ps.	786,952

Current payable:
AT&T	Ps.	54,598	Ps.	32,310
Other		27,472		50,697
	Ps.	82,070	Ps.	83,007

(1)	As of December 31, 2021 and 2020, receivables from UH II and UHI, related primarily to the PLA amounted to Ps.819,355 and Ps.692,282, respectively.

In the years ended December 31, 2021 and 2020, royalty revenue from Univision amounted to Ps.8,548,036 and Ps.8,155,338, respectively.

15.	Other Income, Net

Other income (expense) for the years ended December 31, 2021 and 2020, is analyzed as follows:

		December 31, 2021		December 31, 2020
Net gain on disposition of OISE/OCEN (1)	Ps.	4,547,029	Ps.	-
Net gain on disposal of Radiópolis (2)		-		932,449
Donations		(27,701)		(62,155)
Legal and financial advisory and professional services (3)		(683,311)		(534,448)
Accrued expense related to the disposal of the Content business and other net assets (see Notes 3 and 22)		(530,000)		-
Gain on disposition of property and equipment		45,921		57,949
Deferred compensation (4)		(207,640)		(225,804)
Dismissal severance expense (5)		(312,337)		(273,281)
Surcharges for payments of taxes from prior years (6)		(400,641)		-
Impairment adjustments (7)		(97,293)		(40,803)
Income for cash reimbursement received from Imagina (8)		-		167,619
Other, net		53,981		212,102
	Ps.	2,388,008	Ps.	233,628

(1)	In 2021, included a payment in cash on disposal of OISE/OCEN in the amount of Ps.4,806,549 (see Note 3).
(2)	In 2020, included a pretax gain on disposal of Radiópolis, the Group's former Radio business in the amount of Ps.932,449 (see Note 3).
(3)	Includes primarily advisory and professional services in connection with certain litigation, financial advisory, and other matters (see Note 3).
(4)
Includes the service cost of long-term deferred compensation plans for certain officers of the Group’s Cable segment, which payment becomes payable when certain financial targets (as defined in the plans) are met.

(5)	Includes severance expense in connection with the dismissals of personnel, as a part of a continued cost reduction plan.
(6)	Surcharges resulting from payments made in 2021 by three companies in the Group’s Cable, Sky and Content segments for income taxes of prior years.
(7)	In 2021 and 2020, includes impairment adjustments in connection with long-lived assets in the Group’s Other Businesses segment.
(8)
In the second quarter of 2020, the Company received a cash reimbursement from Imagina Media Audiovisual, S.L. (“Imagina”), in connection with a legal outcome that was favorable to Imagina, a former associate of the Company.

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16.	Finance Expense, Net

Finance (expense) income for the years ended December 31, 2021 and 2020, included:

		December 31, 2021		December 31, 2020
Interest expense (1)	Ps.	(9,135,531)	Ps.	(10,482,168)
Other finance expense, net (2)		(1,183,180)		-
Foreign exchange loss, net (4)		(2,050,096)		-
Finance expense		(12,368,807)		(10,482,168)
Interest income (3)		620,222		1,132,935
Other finance income, net (2)		-		89,323
Foreign exchange gain, net (4)		-		3,004,934
Finance income		620,222		4,227,192
Finance expense, net	Ps.	(11,748,585)	Ps.	(6,254,976)

(1)
In the years ended December 31, 2021 and 2020, interest expense interest included related to lease liabilities that were recognized in accordance with the guidelines of IFRS 16, in the aggregate amount of Ps.445,979 and Ps.426,672, respectively.

(2)	In 2021 and 2020, other finance income or expense, net, included fair value gain or loss from derivative financial instruments.
(3)	In 2021 and 2020, item included primarily interest income from cash equivalents.
(4)
In 2021 and 2020, foreign exchange gain or loss, net, included (i) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S.dollar-denominated monetary liability position, excluding designated hedging long-term debt of the Group’s investments in UH II, UHI and Open-Ended Fund, during the years ended December 31, 2021 and 2020; and (ii) foreign exchange gain or loss resulted primarily from the appreciation or depreciation of the Mexican peso against the U.S. dollar on the Group’s U.S. dollar-denominated monetary asset position during the years ended December 31, 2021 and 2020 (see Note 9). The exchange rate of the Mexican peso against the U.S dollar as of December 31, 2021 and 2020 was of Ps.20.5031 and Ps.19.9493, respectively.

17.	Income Taxes

As of December 31, 2021, the effective income tax rate for the year ended December 31, 2021  was 48%. The effective income tax rate for the year ended December 31, 2021, was affected primarily by (i)  an inflationary tax gain in some of the companies in the Group resulting from a higher inflation in 2021 (7.4% in 2021 compared to 3.2% in 2020); (ii) additional income taxes from prior years paid by three subsidiaries of the Company, resulting from assessments made by the Mexican tax authority in the second and third quarters of 2021; (iii) a partial write-off of a deferred income tax asset recognized in 2014, as a result of an assessment made by the Mexican tax authority in the first quarter of 2022; and (iv) income taxes paid in 2021 from gains on sales and property of shares among certain companies in the Group in connection with some reorganization activities contemplated by the Transaction Agreement entered into by the Group and UHI in April 2021. The effective income tax rate for the year ending December 31, 2020, was affected primarily by the non-deductible tax effect of the impairment adjustment to the carrying amount of the investment in shares of UHI, which was recognized by the Group in the first quarter of 2020 (see Notes 3 and 5).

18.	Earnings per CPO/Share

At December 31, 2021 and 2020 the weighted average of outstanding total shares, CPOs and Series “A”, Series “B”, Series “D” and Series “L” Shares (not in the form of CPO units), was as follows (in thousands):

		December 31, 2021		December 31, 2020
Total Shares	Ps.	327,524,800	Ps.	330,685,559
CPOs		2,326,366		2,351,464
Shares not in the form of CPO units:
Series “A” Shares		55,339,297		55,563,596
Series “B” Shares		187		187
Series “D” Shares		239		239
Series “L” Shares		239		239

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Basic earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2021 and 2020, are presented as follows:

		2021					2020
		Per CPO	Per Share (*		)		Per CPO		Per Share (*	)
Net income (loss) attributable to stockholders of the Company	Ps.	2.17	Ps.	0.02		Ps.	(0.44)	Ps.	0.0

(*) Series “A”, “B”, “D” and “L” Shares, not in the form of CPO units.

Diluted earnings per CPO and per Share attributable to stockholders of the Company:

		December 31, 2021		December 31, 2020
Total Shares	Ps.	352,134,036	Ps.	352,237,926
CPOs		2,485,895		2,486,783
Shares not in the form of CPO units:
Series “A” Shares		58,926,613		58,926,613
Series “B” Shares		2,357,208		2,357,208
Series “D” Shares		239		239
Series “L” Shares		239		239

Diluted earnings per CPO and per each Series “A”, Series “B”, Series “D” and Series “L” Share (not in the form of a CPO unit) for the years ended December 31, 2021 and 2020, are presented as follows:

		2021					2020
		Per CPO	Per Share (*		)		Per CPO		Per Share (*	)
Net income (loss) attributable to stockholders of the Company	Ps.	2.01	Ps.	0.02		Ps.	(0.41)	Ps.	0.0

(*) Series “A”, “B”, “D” and “L” Shares not in the form of CPO units.

19.	Segment Information

The table below presents information by segment and a reconciliation to consolidated total for the years ended December 31, 2021 and 2020:

		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2021:
Cable	Ps.	48,020,929	Ps.	737,536	Ps.	47,283,393	Ps.	20,285,023
Sky		22,026,616		594,773		21,431,843		8,504,169
Content		35,941,918		5,137,690		30,804,228		13,778,960
Other Businesses		5,029,067		1,026,708		4,002,359		907,382
Segment total		111,018,530		7,496,707		103,521,823		43,475,534
Reconciliation to consolidated amounts:
Corporate expenses		-		-		-		(2,203,548)
Intersegment operations		(7,496,707)		(7,496,707)		-		(64,354)
Depreciation and amortization		-		-		-		(21,418,369)
Consolidated net sales and operating income before other income		103,521,823		-		103,521,823		19,789,263 (1)
Other income, net		-		-		-		2,388,008
Consolidated net sales and operating income	Ps.	103,521,823	Ps.	-	Ps.	103,521,823	Ps.	22,177,271 (2)

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		Total Revenues		Intersegment Revenues		Consolidated Revenues		Segment Income
2020:
Cable	Ps.	45,367,108	Ps.	710,357	Ps.	44,656,751	Ps.	18,898,301
Sky		22,134,701		581,270		21,553,431		9,135,346
Content		32,613,007		4,679,805		27,933,202		12,360,797
Other Businesses		4,276,074		1,281,096		2,994,978		116,480
Segment total		104,390,890		7,252,528		97,138,362		40,510,924
Reconciliation to consolidated amounts:
Disposed operations (3)		223,272		-		223,272		(3,991)
Corporate expenses		-		-		-		(1,882,923)
Intersegment operations		(7,252,528)		(7,252,528)		-		(71,483)
Depreciation and amortization		-		-		-		(21,260,787)
Consolidated net sales and operating income before other income		97,361,634		-		97,361,634		17,291,740 (1)
Other income, net		-		-		-		233,628
Consolidated net sales and operating income	Ps.	97,361,634	Ps.	-	Ps.	97,361,634	Ps.	17,525,368 (2)

(1)	This amount represents income before other income or expense, net.
(2)	This amount represents consolidated operating income
(3)	In 2020, the Radio operations were classified as disposed operations for comparison purposes (see Note 3).

Disaggregation of Total Revenues

The table below present total revenues for each reportable segment disaggregated by major service/product lines and primary geographical market for the years ended December 31, 2021 and 2020:

		Domestic		Export		Abroad		Total
2021:
Cable:
Digital TV Service	Ps.	15,883,520	Ps.	-	Ps.	-	Ps.	15,883,520
Advertising		1,971,853		-		-		1,971,853
Broadband Services		18,648,098		-		-		18,648,098
Telephony		4,977,671		-		-		4,977,671
Other Services		598,890		-		-		598,890
Enterprise Operations		5,699,425		-		241,472		5,940,897
Sky:
DTH Broadcast Satellite TV		19,210,652		-		1,514,377		20,725,029
Advertising		1,233,537		-		-		1,233,537
Pay-Per-View		56,883		-		11,167		68,050
Content:
Advertising		18,925,794		236,248		-		19,162,042
Network Subscription Revenue		4,525,815		864,952		-		5,390,767
Licensing and Syndication		1,781,380		9,607,729		-		11,389,109
Other Businesses:
Gaming		1,673,911		-		-		1,673,911
Soccer, Sports and Show Business Promotion		1,658,928		71,661		-		1,730,589
Publishing – Magazines		341,159		-		-		341,159
Publishing – Advertising		143,622		-		-		143,622
Publishing Distribution		286,454		-		-		286,454
Feature Film Production and Distribution		694,138		-		159,194		853,332
Segment total		98,311,730		10,780,590		1,926,210		111,018,530
Intersegment eliminations		(7,496,707)		-		-		(7,496,707)
Consolidated total revenues	Ps.	90,815,023	Ps.	10,780,590	Ps.	1,926,210	Ps.	103,521,823

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		Domestic		Export		Abroad		Total
2020:
Cable:
Digital TV Service	Ps.	16,549,458	Ps.	-	Ps.	-	Ps.	16,549,458
Advertising		1,633,201		-		-		1,633,201
Broadband Services		16,540,687		-		-		16,540,687
Telephony		4,382,964		-		-		4,382,964
Other Services		702,023		-		-		702,023
Enterprise Operations		5,245,443		-		313,332		5,558,775
Sky:
DTH Broadcast Satellite TV		19,398,285		-		1,569,999		20,968,284
Advertising		1,112,662		-		-		1,112,662
Pay-Per-View		42,291		-		11,464		53,755
Content:
Advertising		16,180,397		169,362		-		16,349,759
Network Subscription Revenue		4,322,535		1,143,657		-		5,466,192
Licensing and Syndication		1,572,659		9,224,397		-		10,797,056
Other Businesses:
Gaming		959,985		-		-		959,985
Soccer, Sports and Show Business Promotion		1,382,708		146,324		-		1,529,032
Publishing - Magazines		269,768		-		942		270,710
Publishing - Advertising		173,645		-		-		173,645
Publishing Distribution		309,673		-		-		309,673
Feature Film Production and Distribution		915,165		-		117,864		1,033,029
Segment Total		91,693,549		10,683,740		2,013,601		104,390,890
Disposed operations (see Note 3)		223,272		-		-		223,272
Intersegment eliminations		(7,252,528)		-		-		(7,252,528)
Consolidated total revenues	Ps.	84,664,293	Ps.	10,683,740	Ps.	2,013,601	Ps.	97,361,634

Seasonality of Operations

The Group’s results of operations are not highly seasonal. Through December 31, 2021, the Group typically recognized a large percentage of its consolidated net sales (principally advertising) in the fourth quarter in connection with the holiday shopping season. In 2021 and 2020, the Group recognized 27.8% and 28.5%, respectively, of its annual consolidated net sales in the fourth quarter of the year. The Group’s costs, in contrast to its revenues, were more evenly incurred throughout the year and generally did not correlate to the amount of advertising sales.

20.	Impact of COVID-19

On March 11, 2020, the World Health Organization declared the outbreak of Coronavirus (“COVID-19”) as a pandemic. Most governments in the world have been implementing different restrictive measures to contain the spread of this pandemic. This situation is significantly affecting the global economy, including Mexico, due to the disruption or slowdown of supply chains and the increase in economic uncertainty, as evidenced by the increase in volatility of asset prices, exchange rates and increases/decreases in long-term interest rates. For the year ended December 31,2021, the financial crisis caused by the COVID-19 pandemic still had a negative effect on the Group’s businesses, financial position, and results of operations, and it is currently difficult to predict the degree of the impact in the future. During 2021 and 2020, the Company’s management made an assessment of potential adverse impacts of COVID-19 in its business segments, primarily in connection with impairment indicators and testing of significant long-lived assets, expected credit losses for accounts receivable, recovery of deferred income tax assets and workforce considerations. The Company’s management will continue to assess the potential adverse impacts of COVID-19, including the monitoring of impairment indicators and testing, forecasts and budgets, fair values and/or estimated future cash flows related to the recoverability of significant financial and non-financial assets of its business segments. As of the authorization date of these consolidated financial statements, the Company’s management cannot predict the adverse impact of COVID-19 in the Group’s consolidated financial statements for the year ending December 31, 2022.

The Company's management cannot guarantee that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that its access to capital and other sources of funding will not become constrained, which could adversely affect the availability and terms of future borrowings, renewals or refinancings. In addition, the deterioration of global economic conditions as a result of the pandemic may ultimately reduce the demand for the Group ´s products across its segments, as its clients and customers reduce or defer their spending.

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Although vaccination efforts have continued, the Mexican Government is still implementing its plan to reactivate economic activities in accordance with color-based phases determined in every state of the country. Most non-essential economic activities are open, and there are some limitations in place with respect to capacity and hours of operation. Notwithstanding the foregoing, during the year ended December 31, 2021, this has affected, and is still affecting the ability of the Group ´s employees, suppliers and customers to conduct their functions and businesses in their typical manner.

The Group continued operating its media business (until the merger with Univision on January 31, 2022) and its telecommunications businesses uninterrupted to continue benefiting the country with connectivity, entertainment and information, and during the year ended December 31, 2021, the Group continued with the production of new content following the requirements and health guidelines imposed by the Mexican Government. The Group ´s Content business continued to recover during the year ended December 31, 2021, as a result of the easing of lockdown restrictions in most jurisdictions in which its customers are located.

In the Group’s Other Businesses segment, sporting and other entertainment events for which it has broadcast rights, or which it produces, organizes, promotes and/or are located in venues it owns, are operating with some restrictions and taking the corresponding sanitary measures, and the Group ´s casinos are operating with reduced capacity and hours of operation, with some casinos closing and reopening in regions with a high number of COVID-19 cases, as mandated by the authorities. Local authorities may impose additional, including restrictions on capacity and operating hours, which may affect the results of the Group’s Other Businesses segment in the following months.

In addition, the authorities may impose restrictions on non-essential activities, including but not limited to temporary shutdowns or additional guidelines, which could be expensive or burdensome to implement, and which may affect the Group ´s operations.

The magnitude of the impact on the Group’s businesses will depend on the duration and extent of the COVID-19 pandemic, and the impact of federal, state, local and foreign governmental actions, including continued or future social distancing, and consumer behavior in response to the COVID-19 pandemic and such governmental actions. Due to the evolving and uncertain nature of this situation, the Company ´s management is not able to estimate the full extent of the impact of the COVID-19 pandemic, but it may continue affecting the Group ´s businesses, financial position and results of operations over the near, medium or long-term.

21.	Contingencies

On March 5, 2018, a purported stockholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “District Court”), alleging securities law violations in connection with allegedly misleading statements and/or omissions in the Company’s public disclosures. The lawsuit alleges that the Company and two of its executives failed to disclose alleged involvement in bribery activities relating to certain executives of Fédération Internationale de Football Association (“FIFA”), and wrongfully failed to disclose weaknesses in the Company’s internal control over its financial reporting as of December 31, 2016.

On May 17, 2018, the Court appointed a lead plaintiff for the putative stockholder class. On August 6, 2018, the lead plaintiff filed an amended complaint. The Company thereupon filed a motion to dismiss the amended complaint. On March 25, 2019, the court issued a decision denying the Company’s motion to dismiss, holding that plaintiff’s allegations, if true, were sufficient to support a claim. The parties began to exchange discovery materials, and the discovery process has continued into 2021. On June 8, 2020, the court issued a decision denying class certification based on the inadequacy of the proposed class representative. On June 29, 2020, the court issued a decision granting class certification to a new class representative. The Company sought permission for leave to appeal the District Court’s order.

On October 6, 2020, the United States Court of Appeals for the Second Circuit (the “Court of Appeals”) denied the Company’s request for leave to appeal the District Court’s class certification order.

On May 19, 2021, the District Court issued an order disqualifying class counsel and stayed the case for thirty days so the class representative could identify replacement counsel. On June 17, 2021, the District Court granted a request from the class representative and disqualified counsel to extend the stay for an additional sixty days. On June 18, 2021, a petition for a writ of mandamus was filed in the Court of Appeals, seeking reinstatement of disqualified counsel. On June 23, 2021, the Court of Appeals granted a request from the petitioners to stay proceedings in the District Court pending the Court of Appeals’ decision on the petition. On August 24, 2021, the Court of Appeals denied the petition. On September 14, 2021, the case was returned to the District Court. On October 8, 2021, the District Court appointed new class counsel. Discovery has continued, but is scheduled to conclude, with exceptions, on March 31, 2022.

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The Company continues to believe that the lawsuit, and the material allegations and claims therein, are without merit and intends to vigorously defend against the lawsuit. With regard to plaintiff’s allegations regarding FIFA, outside counsel long previously investigated the circumstances surrounding the Company’s acquisition of the Latin American media rights for the Canada, Mexico and USA 2026 FIFA World Cup and 2030 FIFA World Cup and uncovered no credible evidence that would form the basis for liability for the Company or for any executive, employee, agent or subsidiary thereof. In particular, the Company itself made no payment to any FIFA person and in no way knew of, or condoned, any payment by any third party to any FIFA person. The Company also notes that no proceedings have been initiated against it by any governmental agency.

On April 27, 2017, the tax authorities initiated a tax audit to the Company, with the purpose of verifying compliance with tax provisions for the fiscal period from January 1 to December 31, 2011, regarding federal taxes as direct subject of Income Tax (Impuesto sobre la Renta or ISR), Flat tax (Impuesto Empresarial a Tasa Única) and Value Added Tax (Impuesto al Valor Agregado). On April 25, 2018, the authorities informed the observations determined as a result of such audit, that could entail a default on the payment of the abovementioned taxes. On May 25, 2018, by a document submitted before the authority, the Company asserted arguments and offered evidence to undermine the authority’s observations. On June 27, 2019, the Company was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.682 million for ISR, penalties, surcharges and inflation adjustments. On August 22, 2019, the Company filed an administrative proceeding (recurso de revocación) against such tax liability, before the Legal area of the Tax Authorities, which is in the process of being resolved. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On June 1, 2016, the tax authority initiated a tax audit to a Company’s indirect subsidiary that carries out operations in the Gaming business, which is presented in the Other Businesses segment, with the purpose of verifying compliance with tax provisions for the period from January 1 to December 31, 2014, regarding federal taxes as direct subject, as well as withholder. On April 24, 2017, the authorities informed the facts and omissions detected during the development of the verification process, that could entail a default on the payment of the abovementioned taxes. On May 30, 2017, by a document submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the authority’s last partial record. On June 21, 2019, such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.1,334 million, essentially related to IEPS (Impuesto Especial sobre Producción y Servicios or Excise Tax); on August 16, 2019, an administrative proceeding (recurso de revocación) was filed before the Legal area of the Tax Authorities. On January 7, 2021, the resolution to the administrative proceeding was notified, in which the appealed resolution was confirmed. On February 19, 2021 a claim (juicio de nulidad) against the resolution issued in the referred administrative proceeding was filed in the Second Regional Court of Puebla of the Federal Court of Administrative Justice (Tribunal Federal de Justicia Administrativa), which is still pending of resolution. As of the date of this report, there are no elements to determine if the outcome would be adverse to the Company’s interests.

On August 12, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (Cablebox. S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non- customs regulations and restrictions applicable to 26 foreign trade operations carried out during fiscal year 2016. On April 30, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to non-compliance with the payment of the referred contributions. On April 30, 2020, the tax authority informed the facts and omissions detected during the development of the verification process, that could entail a default on several provisions of the Customs Act (Ley Aduanera). On June 2 and 29, 2020, by several documents submitted before the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s last partial record. On July 16, 2020 such entity was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.290 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Norma Oficial Mexicana, or Official Mexican Standards (NOM-019-SCFI-1998), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On August 27, 2020, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of this report, it is not possible to determine if the outcome would be adverse or favorable to the Company’s interests.

On July 29, 2019, the tax authority initiated a Foreign Trade Audit of one of the Company’s indirect subsidiaries (CM Equipos y Soporte, S.A. de C.V.), with the purpose of verifying the correct payment of the contributions and levies on the import of the merchandise, as well as compliance with non-customs regulations and restrictions applicable to 32 foreign trade operations carried out during fiscal year 2016. On July 10, 2020, the tax authority released the observations determined as a result of the aforementioned review, which could lead to a determination of non-compliance with the payment of the referred contributions. On August 21, 2020, through several documents submitted to the authorities, the Company’s subsidiary asserted arguments and offered evidence to undermine the facts and omissions included in the tax authority’s most recent partial record. On May 28, 2021, the subsidiary was notified of the outcome of the audit, in which a tax liability was determined for an amount of Ps.256.3 million for a fine consisting of 70% of the commercial value of the merchandise subject to review, due to the alleged failure to comply with the Normas Oficiales Mexicanas, or Official Mexican Standards (NOM-019-SCFI-1998, NOM-EM-015-SCFI-2015 and NOM-024-SCFI-2013), as well as on the amount of the commercial value of the merchandise due to the material impossibility of the merchandise becoming property of the Federal Treasury. On July 12, 2021, an administrative proceeding (recurso de revocación) was filed before the Legal department of the Tax Authority, which is in the process of being resolved. As of the date of these financial statements, it is not possible to determine if the outcome would be adverse or favorable to the Company.

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The matters discussed in the previous paragraphs did not require the recognition of a provision as of December 31, 2021.

There are several legal actions and claims pending against the Group, which are filed in the ordinary course of business. In the opinion of the Company’s management, none of these actions and claims is expected now to have a material adverse effect on the Group’s financial statements as a whole; however, the Company’s management is unable to predict the outcome of any of these legal actions and claims.

22.	Events after the Reporting Period

As described in Note 3, on January 24, 2022, the Group and UH II announced that all required regulatory approvals sought in connection with the proposed merger of the Group’s media, content and production assets with Univision had been received by the parties in the Transaction Agreement dated April 13, 2021. On January 31, 2022, the Group and TelevisaUnivision (formerly known as UH II) announced that this transaction was concluded on that date. As a result, in the first quarter of 2022, the Group expects to (i) increase its cash and cash equivalents in the amount of approximately U.S.$3,220 million; (ii) increase its investment in common and preferred shares of TelevisaUnivision in the amount of U.S.$1,500 million; (iii) recognize a net gain on disposition of most of its former Content business segment and other net assets in its consolidated statement of income for the first quarter of 2022; and (iv) increase its share of income or loss in associates derived from a larger ownership in TelevisaUnivision. The expected results of this transaction will be partially offset in the Group’s consolidated statement of income for the first quarter of 2022, by a reduction in its consolidated operating income resulting primarily from the disposal of its former Content business segment. Also, beginning in the first quarter of 2022, the Group will present the results of operations from its disposed businesses as discontinued operations in its consolidated statements of income for any prior period presented for comparative purposes and for the month ended January 31, 2022.

The Company entered into conditional sale contracts with certain officers of the Group, primarily in February 2022, for 24.7 million CPOs. For accounting purposes, these contracts were treated as a share-based expense in the Group´s consolidated financial statements for the first quarter of 2022. Additionally, in the first quarter of 2022, the Company cancelled contracts for 10.6 million CPOs and recognized in its consolidated statement of income for the first quarter of 2022 the release of contracts for 8.0 million CPOs, which were originally assigned under the LTRP to certain officers and employees of the Group in 2019, 2020 and 2021.

In February 2022, the Company’s revolving credit facility with a syndicate of banks was increased by U.S.$32 million reaching a total amount of U.S.$650 million payable in Mexican pesos, and extended for a three-year term, with maturity in February 2025 (see Note 9).

In March 2022, the Company made a partial redemption of U.S.$200 million aggregate principal amount of its U.S.$600 million 6.625% Senior Notes due 2025 in the aggregate amount of U.S.$221.3 million, including the applicable redemption price and accrued and unpaid interest on the redemption date (see Note 9).

In February and March 2022, the Company prepaid outstanding long-term loans with three Mexican banks, in the aggregate principal amount of Ps.6,000 million, and related accrued interest for an aggregate amount of Ps.37.1 million. The original maturities of these loans were in the fourth quarter 2022 and first quarter of 2023.

On April 27, 2022, the Company’s stockholders approved, among other resolutions, (i) the audited consolidated financial statements of the Company as of December 31, 2021, and for the year ended on that date; and (ii) the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,”D,” and “L” Shares, not in the form of a CPO, which will be paid in May 2022.

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Description of significant events and transactions

See Note 3 of the Disclosure of interim financial reporting.

Dividends paid, ordinary shares:	1,053,392,000(7)
Dividends paid, other shares:	0
Dividends paid, ordinary shares per share:	0.002991453(8)
Dividends paid, other shares per share:	0

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Footnotes

[1] ↑
Current assets – Other current non-financial assets: As of December 31, 2021 and 2020, includes transmission rights and programming for Ps.7,591,669 thousand and Ps.6,396,214, thousands, respectively.
[2] ↑
Non-current assets – Other non-current non-financial assets: As of December 31, 2021 and 2020, includes transmission rights and programming for Ps.12,841,026 thousand and Ps.7,982,796 thousand, respectively.
[3] ↑
Total basic earnings (loss) per share: This information is related to earnings per CPO. The CPO are the securities traded in the Mexican Stock Exchange.
[4] ↑
Total diluted earnings (loss) per share: This information is related to earnings per diluted CPO.
[5] ↑
Breakdown of credits:
The Notes due in 2027 were contracted at a fixed rate.
The "Senior Notes" due in 2025, 2026, 2032, 2037, 2040, 2043, 2045, 2046 and 2049 were contracted at a fixed rate.
The exchange rates for the credits denominated in foreign currency were as follows:
  Ps. 20.5031 pesos per US dollar
Bank loans and senior notes are presented net of unamortized finance costs in the aggregate amount of Ps. 1,207,057.

For more information on debt, see Note 9 Notes to the Unaudited Condensed Consolidated Financial Statements.
[6] ↑
Monetary foreign currency position:
The exchange rates used for translation were as follows:
Ps.  20.5031 pesos per US dollar
       23.3478 pesos per euro
       22.4997 pesos per swiss franc
       27.7653 pesos per pound sterling
       16.2278 pesos per canadian dollar
Long-term liabilities include debt in the amount of U.S.$ 1,300,618 thousand, which has been designated as hedging instrument of foreign currency investments.
[7] and [8]
In april 2021, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A”, “B”, “D” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2021 in the aggregate amount of Ps.1,053,392 thousands.

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MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA GRUPO TELEVISA, S.A.B.	QUARTER: 04	YEAR: 2021

DECLARATION OF THE REGISTRANT´S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS REPORT FOR THE FOURTH QUARTER OF 2021, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT´S CONDITION. WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ Alfonso de Angoitia Noriega	/s/ Bernardo Gómez Martínez
ALFONSO DE ANGOITIA NORIEGA	BERNARDO GÓMEZ MARTÍNEZ
CO-CHIEF EXECUTIVE OFFICER	CO-CHIEF EXECUTIVE OFFICER
/s/ Carlos Phillips Margain	/s/ Luis Alejandro Bustos Olivares
CARLOS PHILLIPS MARGAIN	LUIS ALEJANDRO BUSTOS OLIVARES
CORPORATE VICE PRESIDENT OF FINANCE	LEGAL VICE PRESIDENT AND
GENERAL COUNSEL

MEXICO CITY, MAY 2, 2022

GENERAL DATA

DATE: 02/05/2022
MEXICAN STOCK EXCHANGE, REPORTS:

GENERAL DATA OF ISSUER
STOCK EXCHANGE CODE:

TLEVISA

COMPANY'S NAME:

GRUPO TELEVISA, S.A.B.

STATE:

MEXICO CITY

CITY:

MÉXICO

TELEPHONE:	ADDRESS:

01 (55) 52612000	AV. VASCO DE QUIROGA # 2000

FAX:	NEIGHBORHOOD:

01 (55) 52612494	SANTA FE

INTERNET ADDRESS:

www.televisa.com.mx	ZIP CODE:

01210

TAX DATA OF THE ISSUER
ADDRESS:	MUNICIPALITY:

AV. VASCO DE QUIROGA # 2000	ÁLVARO OBREGÓN

NEIGHBORHOOD:	STATE:

SANTA FE	MÉXICO CITY

CITY AND STATE:	ZIP CODE:

MEXICO CITY	01210

COMPANY TAX CODE:

GTE901219GK3

MEXICAN STOCK EXCHANGE	1

GENERAL DATA

DATE: 02/05/2022

EXECUTIVES DATA

BMV POSITION	MR./MS.	FIRST NAME	LAST NAME
GENERAL DIRECTOR	MR.	ALFONSO	DE ANGOITIA NORIEGA
GENERAL DIRECTOR	MR.	BERNARDO	GÓMEZ MARTÍNEZ
FINANCE DIRECTOR	MR.	CARLOS	PHILLIPS MARGAIN
RESPONSIBLE FOR SENDING CORPORATE INFORMATION	LIC.	LUIS ALEJANDRO	BUSTOS OLIVARES
RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION	MR.	PABLO FERNANDO	CAMACHO GUTIERREZ
RESPONSIBLE FOR INFORMATION TO INVESTORS	LIC.	RODRIGO	VILLANUEVA BRAVO
RESPONSIBLE FOR PAYMENT	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING FINANCIAL INFORMATION	C.P.C.	JOSÉ RAÚL	GONZÁLEZ LIMA
RESPONSIBLE FOR SENDING RELEVANT EVENTS	LIC.	RODRIGO	VILLANUEVA BRAVO
RESPONSIBLE FOR LEGAL MATTERS	LIC.	LUIS ALEJANDRO	BUSTOS OLIVARES

BOARD OF DIRECTORS

POSITION	TYPE	MR./MS.	FIRST NAME	LAST NAME
PRESIDENT	RELATED	MR.	EMILIO FERNANDO	AZCÁRRAGA JEAN
DIRECTOR	INDEPENDENT	MR.	ENRIQUE FRANCISCO JOSÉ	SENIOR HERNÁNDEZ
DIRECTOR	INDEPENDENT	MR.	FERNANDO	SENDEROS MESTRE
DIRECTOR	RELATED	MR.	SALVI RAFAEL	FOLCH VIADERO
DIRECTOR	INDEPENDENT	MR.	DAVID M.	ZASLAV
DIRECTOR	INDEPENDENT	MR.	JOSÉ ANTONIO	CHEDRAUI EGUÍA
DIRECTOR	INDEPENDENT	MR.	MICHAEL THOMAS	FRIES
DIRECTOR	RELATED	MR.	BERNARDO	GÓMEZ MARTÍNEZ
DIRECTOR	INDEPENDENT	MR.	EDUARDO	TRICIO HARO
DIRECTOR	INDEPENDENT	MR.	LORENZO ALEJANDRO	MENDOZA GIMÉNEZ
DIRECTOR	RELATED	MR.	ENRIQUE	KRAUZE KLEINBORT
DIRECTOR	INDEPENDENT	MR.	CARLOS	HANK GONZÁLEZ
DIRECTOR	INDEPENDENT	MR.	FRANCISCO JOSÉ	CHÉVEZ ROBELO

MEXICAN STOCK EXCHANGE	2

GENERAL DATA

DATE: 02/05/2022

EXECUTIVES DATA

POSITION	TYPE	MR./MS.	FIRST NAME	LAST NAME
DIRECTOR	RELATED	MR.	ALFONSO	DE ANGOITIA NORIEGA
DIRECTOR	INDEPENDENT	MR.	GUILLERMO	GARCÍA NARANJO ÁLVAREZ
DIRECTOR	INDEPENDENT	MR.	JOSÉ LUIS	FERNÁNDEZ FERNÁNDEZ
DIRECTOR	INDEPENDENT	MR.	JON	FELTHEIMER
DIRECTOR	RELATED	MS.	GUADALUPE	PHILLIPS MARGAIN
ALTERNATE DIRECTOR	INDEPENDENT	MR.	HERBERT A.	ALLEN III
ALTERNATE DIRECTOR	INDEPENDENT	MR.	RAÚL	MORALES MEDRANO
ALTERNATE DIRECTOR	RELATED	MR.	FÉLIX JOSÉ	ARAUJO RAMÍREZ
ALTERNATE DIRECTOR	RELATED	MR.	JOAQUÍN	BALCÁRCEL SANTA CRUZ
ALTERNATE DIRECTOR	RELATED	MR.	JORGE AGUSTÍN	LUTTEROTH ECHEGOYEN
ALTERNATE DIRECTOR	RELATED	MR.	JULIO	BARBA HURTADO
DIRECTOR	INDEPENDENT	MR.	SEBASTIAN	MEJÍA
DIRECTOR	RELATED	MS.	DENISE	MAERKER SALMÓN
ALTERNATE DIRECTOR	RELATED	LIC.	LUIS ALEJANDRO	BUSTOS OLIVARES
SECRETARY OF THE BOARD OF DIRECTORS	NA	LIC.	RICARDO	MALDONADO YAÑEZ

COMPANY HISTORY

Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico.
Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers.
Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America.
Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems.
In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 60 countries through television networks, cable operators and over-the-top or “OTT” services.
Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.

MEXICAN STOCK EXCHANGE	3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: May 5, 2022	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel